                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-95289

                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    This is an initial public offering of common stock of Moldflow Corporation. We are offering 3,000,000 shares of common stock in this offering.

    Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol MFLO.

                            ------------------------

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE THE SECTION ENTITLED "RISK FACTORS" STARTING ON PAGE 7 TO READ ABOUT RISKS YOU SHOULD CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR COMMON STOCK.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
    Public offering price...................................   $13.00     $39,000,000
    Underwriting discounts..................................   $ 0.91     $ 2,730,000
    Proceeds to Moldflow....................................   $12.09     $36,270,000

    The underwriters have an option to purchase 181,656 additional shares of common stock from Moldflow and 268,344 shares of common stock from several stockholders identified in the section entitled "Principal and Selling Stockholders" starting on page 52 at the initial public offering price less the underwriting discount to cover any over-allotments of shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

                            ------------------------

Adams, Harkness & Hill, Inc.                           A.G. Edwards & Sons, Inc.

                        Prospectus dated March 27, 2000

                     [EDGAR Graphics Descriptions]


(Inside Front Cover)


Three pages of graphics follow:

- Page 1: The first page has the words "Process Wide Plastics Solutions" at the top. The following paragraph is below next to a chart: "Our products work together to optimize the process of designing and producing injection molded plastic parts. Moldflow's software technology delivers solutions that provide valuable information and advice at the product design, mold design and part production phases of the process -- and this information can be shared with colleagues down the hall or around the world." The chart has four columns labeled "Initial Design," "In-Depth Analysis," "Mold Design" and "Production." Across the rows are arrows labeled "Insight," "Advisers" and "Xpert." The Insight arrow runs from part design through part production. The Advisers arrow runs from conceptual design through mold design. The Xpert arrow crosses part production only.

  Lower on the page are the MPA, MPI and MPX logos with the following respective words beside them: (i) "Moldflow Plastics Advisers helps design engineers to create their initial product designs knowing that these designs will be manufacturable and meet the design requirements," (ii) "Moldflow Plastics Insight allows a specialist to perform comprehensive product reviews to solve complex part and mold design problems and optimize these designs," and (iii) "Moldflow Plastics Xpert removes trial-and-error approaches to pre-production mold set-up in the injection molding machine and monitors and controls subsequent production." At the bottom of the page is Moldflow's logo and Moldflow's website address "www.moldflow.com."

- Pages 2 and 3: Gatefold has words "Global Concurrent Product Development" at the top. Picture of planet Earth is in center with arrows pointing in from and out to four corners of page. Each corner depicts a separate step in the design and production process for plastic parts. The upper left corner has the words "Initial Design" and a picture of a man and a woman viewing a computer monitor depicting a three dimensional image of cell phone outer casings as well as two computer screens with closer views of these casings. Above this picture are the words "The Problem" and the following paragraph: "The creation of injection molded plastic parts is a complex, fragmented global process. Manufacturers in many industries are facing increasing pressure to reduce the time required to bring a plastic part from initial design to production." The upper right corner has the words "In-Depth Analysis" and a picture of man working at a computer as well as two computer screens depicting three dimensional images of cell phone outer casings. The bottom right corner has the words "Mold Design" and a picture of a metal mold as well as two computer screens depicting cell phone outer casings within a mold. The bottom left corner has the words "Production" and picture of a large injection molding machine as well as a picture of a computer and a computer screen displaying pages of Moldflow's MPX product. Below this picture are the words "The Moldflow Solution" and the following paragraph: "Our approach, called Process Wide Plastics Solutions, provides our customers with a software tool for each step in the process, from part design through production monitoring. Using our products can significantly reduce the time it takes to design plastic parts, improve their quality and decrease the cost of production." The bottom center has an arrow pointing down to a picture of cell phone.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      3

Risk Factors................................................      7

Use of Proceeds.............................................     14

Dividend Policy.............................................     14

Capitalization..............................................     15

Dilution....................................................     16

Selected Financial Data.....................................     17

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     19

Business....................................................     30

Management..................................................     44

Certain Relationships and Related Transactions..............     51

Principal and Selling Stockholders..........................     52

Description of Capital Stock................................     54

Shares Eligible for Future Sale.............................     58

Underwriting................................................     60

Validity of Common Stock....................................     62

Experts.....................................................     62

Where You Can Find More Information.........................     62

Index to Consolidated Financial Statements..................    F-1

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND OUR CONSOLIDATED FINANCIAL STATEMENTS, THE NOTES TO THOSE STATEMENTS AND THE OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

                              MOLDFLOW CORPORATION

    We believe we are the world's leading developer of software solutions that enhance the design, analysis and manufacture of injection molded plastic parts. We have developed a suite of software applications that address the difficulties and variables inherent in the design and production of injection molded plastic parts. We believe we have the widest and most advanced range of software solutions and proprietary technology to address the problems that arise in each phase of the process of designing and manufacturing injection molded plastic parts. Our products enable our customers to speed their products to market, decrease manufacturing costs and reduce costly design and manufacturing errors with an automated and integrated process. Our products are used by more than 2,200 customers at more than 2,500 sites in over 50 countries around the world. Representative customers include Baxter International, DaimlerChrysler, DuPont, Fuji Xerox, Hewlett-Packard, Lego, Lucent Technologies, Motorola, Nokia and Samsung.

    The use of plastics as a manufacturing material is widespread because plastic parts can be formed into an almost limitless number of shapes, are relatively inexpensive to manufacture in volume and are easy to assemble. Injection molding, the dominant method by which plastic parts are produced, is extremely complex due to the inherent difficulties and the many variables encountered in transforming various molten plastic materials into sophisticated part shapes. Common consumer products that make extensive use of injection molded plastic parts include cellular telephones, personal digital assistants, pagers, automobiles, televisions, cameras, toys and personal computers. As product life cycles shrink and the importance of time to market increases, successful manufacturers in these industries must design and build products quickly. In particular, product delays or high product defect rates for manufacturers in rapidly changing industries can result in significant economic and opportunity costs.

    We believe a substantial portion of companies producing injection molded plastic parts continue to employ trial-and-error at most steps of the design and production process. We believe this condition exists today primarily because of the limited availability of specific software tools which are capable of addressing many of the complex and unique issues involved in designing injection molded plastic parts and their molds. Further, the trend toward outsourcing and supply chain management across multiple geographic time zones has exacerbated the inefficiencies and costs occurring in the design and manufacturing of plastic parts.

    Prior to 1997, our products were designed to be used by highly specialized engineers conducting in-depth plastics simulation. Since then, we have developed two new product lines that can be used by design engineers and injection molding machine operators who do not specialize in plastic part design. We believe a large untapped market exists for these new product lines. In particular, we believe that up to 750,000 injection molding machines are currently in use and are being operated without integrated software solutions that can analyze and improve the efficiency of their production.

    We intend to exploit the universal accessibility of the Internet to further grow our business. For example, we are currently configuring our products for use in an application service provider or ASP model, which would permit our customers to use our products on demand over the Internet. We also intend to create an Internet portal to enable our customers to use our production set-up and monitoring product to remotely monitor the injection molding manufacturing process, including machine efficiency and production data, from anywhere in the world. We believe this global availability of software solutions addressing each stage of the plastics product development process will provide an environment for continuous collaboration across all participants in a supply chain for every plastic part made.

    We operate facilities in nine countries. We sell our products worldwide primarily through our direct sales force in North America, Europe and Asia and, to a lesser extent, through original equipment manufacturers and distributors. We have distribution arrangements with Parametric Technology Corporation, Structural Dynamics Research Corporation or SDRC, Unigraphics Solutions and CoCreate and resellers of products of SolidWorks, a subsidiary of Dassault Systemes, and Autodesk. Our research and development efforts involve approximately 50 research and development personnel located at our United States, Australia and United Kingdom facilities. As a result, our research and development continues on an around-the-clock basis.

    On February 11, 2000, we entered into a definitive agreement to acquire C-Mold, a developer of software solutions for the design and analysis of injection molded plastic parts headquartered in Ithaca, New York. C-Mold has developed software that is complementary to our current product offerings in the areas of part design and in-depth plastics simulation. In particular, we believe the acquisition of C-Mold will enhance our development capabilities and enable us to broaden our product lines into adjacent markets more quickly. C-Mold had $7.7 million in revenue for the fiscal year ended September 30, 1999. The purchase price will be $11.0 million in cash. We anticipate that the acquisition will close on or prior to May 31, 2000. However, our acquisition of C-Mold may not be completed.

                            ------------------------

    We were reincorporated in Delaware as Moldflow Corporation on January 15, 1997. From 1994 to 1997, we existed as an Australian corporation under the name Moldflow International Pty. Ltd. From 1980 to 1994, we existed as an Australian corporation under the name Moldflow Pty. Ltd. Our principal executive offices are located at 91 Hartwell Avenue, Lexington, MA 02421. Our telephone number at that location is (781) 674-0085 and our Internet address is www.moldflow.com. The information contained on our Website is not part of this prospectus.

    The name Moldflow and our logo are names and trademarks that belong to us. We have registrations for other names and marks used in this prospectus. This prospectus also contains the trademarks and trade names of other entities that are the property of their respective owners.

                                  THE OFFERING


Shares offered by Moldflow...................  3,000,000 shares

Common stock to be outstanding after this
  offering...................................  9,081,496 shares

Use of proceeds..............................  To fund our pending acquisition of C-Mold and for general corporate purposes, including
                                               working capital, capital expenditures and any
                                               other acquisitions. See "Use of Proceeds."

Nasdaq National Market symbol................  MFLO

Risk factors.................................  See "Risk Factors" for discussion of factors you should carefully consider before deciding
                                               to invest in shares of our common stock.

    The number of shares of our common stock that will be outstanding after this offering excludes 599,900 shares of common stock issuable upon exercise of stock options outstanding at March 1, 2000 at a weighted average exercise price of $3.91 per share.

                            ------------------------

    EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. IN ADDITION, WE HAVE ADJUSTED ALL OF THE INFORMATION IN THIS PROSPECTUS, EXCEPT AS OTHERWISE NOTED, TO REFLECT:

    - A 2.4-TO-1 REVERSE STOCK SPLIT OF OUR COMMON STOCK EFFECTED IN CONNECTION WITH THIS OFFERING,

    - THE CONVERSION OF ALL OUTSTANDING SHARES OF OUR CLASS C PREFERRED STOCK INTO SHARES OF COMMON STOCK UPON THE CLOSING OF THIS OFFERING,

    - THE EXERCISE OF THE OUTSTANDING WARRANT TO PURCHASE 20,833 SHARES OF OUR COMMON STOCK AT AN AGGREGATE EXERCISE PRICE OF $150,000 UPON THE CLOSING OF THIS OFFERING, AND

    - THE AMENDMENT AND RESTATEMENT OF OUR CERTIFICATE OF INCORPORATION IN CONNECTION WITH THIS OFFERING.

                             SUMMARY FINANCIAL DATA

    The tables below present our summary consolidated financial data which you should read together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus. The pro forma combined statement of operations data reflects the combined results of Moldflow and C-Mold as if the acquisition of C-Mold had been completed at the beginning of the applicable period. Pro forma net income per common share reflects the assumed conversion of all convertible preferred stock and the exercise of an outstanding warrant into shares of common stock upon the closing of this offering as if they had occurred at the beginning of the applicable period. The as adjusted balance sheet data at January 1, 2000 reflects the automatic conversion of all outstanding shares of preferred stock into an aggregate of 5,488,450 shares of common stock and the exercise of the outstanding warrant to purchase 20,833 shares of common stock upon the closing of this offering, as well as the sale of the 3,000,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and our estimated offering expenses. The pro forma combined as adjusted balance sheet data further reflects the acquisition of C-Mold as if it had occurred on January 1, 2000.

                                                                       FISCAL YEAR        SIX MONTHS ENDED          SIX MONTHS
                                           FISCAL YEAR ENDED              ENDED        -----------------------        ENDED
                                                JUNE 30,              JUNE 30, 1999                              JANUARY 1, 2000
                                     ------------------------------     PRO FORMA      JANUARY 2,   JANUARY 1,      PRO FORMA
                                       1997       1998       1999        COMBINED         1999         2000          COMBINED
                                     --------   --------   --------   --------------   ----------   ----------   ----------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software licenses................  $ 6,743    $ 8,514    $12,238       $16,010         $5,275      $ 6,651         $ 8,483
  Services.........................    8,080      7,875      7,983        11,879          3,969        4,853           6,957
                                     -------    -------    -------       -------         ------      -------         -------
    Total revenue..................   14,823     16,389     20,221        27,889          9,244       11,504          15,440
Operating expenses, excluding
  amortization and litigation......   16,230     15,734     18,675        26,578          8,877       10,610          14,324
Amortization of goodwill and other
  intangible assets................    2,370         84         --         1,543             --           --             772
Litigation.........................       --         --        620         1,110             --          530             991
                                     -------    -------    -------       -------         ------      -------         -------
Income (loss) from operations......   (3,777)       571        926        (1,342)           367          364            (647)
Net income (loss)..................   (4,270)       189        481        (1,033)           203          433            (335)

Pro forma net income per common
  share:
  Basic............................                        $  0.08                                   $  0.07
  Diluted..........................                        $  0.08                                   $  0.07

Shares used in computing pro forma
  net income per common share:
  Basic............................                          5,717                                     5,855
  Diluted..........................                          6,166                                     6,311

                                                                      AS OF JANUARY 1, 2000
                                                              --------------------------------------
                                                                                         PRO FORMA
                                                                                          COMBINED
                                                               ACTUAL    AS ADJUSTED    AS ADJUSTED
                                                              --------   ------------   ------------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 1,328      $36,248        $27,188
Total assets................................................   10,564       45,484         49,513
Stockholders' equity........................................    1,763       36,683         36,683

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK.

IF WE EXPERIENCE DELAYS IN INTRODUCING NEW PRODUCTS OR IF OUR EXISTING OR NEW PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE, WE MAY LOSE REVENUE.

    Our industry is characterized by:

    - rapid technological advances,

    - evolving industry standards,

    - changes in end-user requirements,

    - intense competition,

    - technically complex products,

    - frequent new product introductions, and

    - evolving offerings by product manufacturers.

    We believe our future success will depend, in part, on our ability to anticipate or adapt to these factors and to offer on a timely basis products that meet customer demands. For example, the introduction of new products and services embodying new technologies and the emergence of new industry standards can render our existing products obsolete. The development of new or enhanced products is a complex and uncertain process requiring the anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements and result in unexpected expenses.

    Our growth and profitability also will depend upon our ability to expand the use and market penetration of our existing product lines as well as new products we introduce. Market acceptance of our products will depend in part on our ability to demonstrate the cost-effectiveness, ease of use and technological advantages of our products over competing products.

BECAUSE WE DO NOT HAVE EXTENSIVE EXPERIENCE DEVELOPING INTERNET-ENABLED PRODUCTS, WE MAY INCUR SIGNIFICANT COSTS DEVELOPING INTERNET-ENABLED PRODUCTS AND MAY NOT BE ABLE TO DEVELOP THESE PRODUCTS.

    Our business strategy includes providing additional Internet-related functions to our products to exploit the trend toward worldwide collaborative product development and manufacturing and to explore new pricing and packaging strategies made possible by the Internet. We have limited experience in developing and marketing Internet-enabled products. We may incur significant costs developing Internet-enabled products and may be unable to capitalize on the rapid transformation of the Internet as a computing platform, communications vehicle and distribution channel.

IF INTERNET USAGE DOES NOT CONTINUE TO GROW, WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR INTERNET STRATEGY.

    Widespread use of the Internet is a relatively recent phenomenon. The future success of our Internet strategy depends, in part, on the continued development of the Internet as a viable commercial medium. We cannot be certain that the Internet will continue to be developed or accessible for free or at nominal cost to users. In this event, our future growth may be adversely impacted.

WE MAY EXPERIENCE DIFFICULTY ACHIEVING SALES TARGETS, MAKING TIMELY PRODUCT RELEASES OR OTHERWISE OPERATING OUR BUSINESS IF WE ARE UNABLE TO ATTRACT OR RETAIN KEY PERSONNEL.

    In order to grow our business, we will have to hire additional employees in various countries. Our future success, therefore, will depend, in part, on attracting and retaining additional qualified management, marketing and technical personnel. We do not know whether we will be successful in hiring or retaining qualified personnel. Competition for personnel throughout the software industry is intense.

IF WE BECOME SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, WE COULD INCUR SIGNIFICANT EXPENSES AND WE COULD BE PREVENTED FROM OFFERING SPECIFIC PRODUCTS OR SERVICES.

    Our products include proprietary intellectual property. We may become subject to claims that we infringe on the proprietary rights of others. In the United States, a significant number of software and business method patents have been issued over the past decade and the holders of these patents have been actively seeking out potential infringers. If any element of our products or services violates third-party proprietary rights, we might not be able to obtain licenses on commercially reasonable terms to continue offering our products or services without substantial re-engineering and any effort to undertake such re-engineering might not be successful. In addition, any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Any judgment against us could require us to pay substantial damages and could also include an injunction or other court order that could prevent us from offering our products and services.

WE MAY LOSE SALES TO COMPETITORS IF WE ARE UNABLE TO PROTECT IMPORTANT INTELLECTUAL PROPERTY.

    Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary rights in our technology. We may be unable to maintain the proprietary nature of our technology. While we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be completely successful in doing so.

    We rely, in part, on contractual provisions to protect our trade secrets and proprietary knowledge. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also become known without breach of such agreements or may be independently developed by competitors. In addition, foreign countries, including some of those in which we do business, may reduce or limit the protection of our intellectual property rights.

OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY INTERNATIONAL BUSINESS RISKS.

    The majority of our employees, including sales, support and research and development personnel, are located outside of the United States. Conducting business outside of the United States is subject to numerous risks, including:

    - decreased liquidity resulting from longer accounts receivable collection cycles typical of foreign countries,

    - decreased revenue on foreign sales resulting from possible foreign currency exchange and conversion issues,

    - lower productivity resulting from difficulties managing our sales, support and research and development operations across many countries,

    - lost revenue resulting from difficulties associated with enforcing agreements and collecting receivables through foreign legal systems,

    - lost revenue resulting from the imposition by foreign governments of trade protection measures, and

    - higher cost of sales resulting from import or export licensing requirements.

OUR PENDING ACQUISITION OF C-MOLD AS WELL AS ANY FUTURE ACQUISITIONS AND STRATEGIC RELATIONSHIPS MAY RESULT IN LOST REVENUE CAUSED BY BUSINESS DISRUPTIONS AND MISSED OPPORTUNITIES CAUSED BY THE DISTRACTION OF OUR MANAGEMENT.

    On February 11, 2000, we entered into a definitive agreement to acquire Advanced CAE Technology, Inc., a software company doing business as C-Mold. We may not complete the acquisition. The value of C-Mold may not be greater than or equal to the purchase price. If we are unable to effectively integrate C-Mold's products, personnel and systems, our business and operating results will likely suffer. We expect this integration to place a significant burden on our management team. Further, we cannot guarantee that we will realize any of the benefits or strategic objectives we are seeking to obtain by acquiring C-Mold. In connection with accounting for the acquisition of C-Mold, we will record a significant amount of goodwill and other intangible assets, the amortization of which will adversely affect our results of operations in future periods.

    Additionally, we may engage in other acquisitions and strategic relationships in the future. We may not be able to identify suitable acquisition candidates, and, if we do identify suitable candidates, we may not be able to make such acquisitions on commercially acceptable terms or at all. If we acquire another company, we will only receive the anticipated benefits if we successfully integrate the acquired business into our existing business in a timely and non-disruptive manner. We may have to devote a significant amount of time and management and financial resources to do so. Even with this investment of management and financial resources, an acquisition may not produce the revenues, earnings or business synergies that we anticipated. If we fail to integrate the acquired business effectively or if key employees of that business leave, the anticipated benefits of the acquisition would be jeopardized. The time, capital, management and other resources spent on an acquisition that failed to meet our expectations could cause our business and financial condition to be materially and adversely affected. In addition, acquisitions can involve non-recurring charges and amortization of significant amounts of goodwill and other acquired intangible assets that could adversely affect our results of operations.

WE COULD SUFFER MONETARY DAMAGES, INCUR SUBSTANTIAL COSTS, LOSE OUR PRODUCT DEVELOPMENT ADVANTAGE AND FACE ENHANCED COMPETITION AS A RESULT OF PENDING LITIGATION INVOLVING A FORMER EMPLOYEE AND ONE OF OUR COMPETITORS.

    We are pursuing a lawsuit against both a former Moldflow employee and C-Mold alleging theft and misappropriation of some of our trade secrets. In response to our lawsuit, C-Mold filed counterclaims against us alleging antitrust violations, defamation and trade libel and tortious interference. We may suffer adverse consequences as a result of this lawsuit or the counterclaims which we cannot now predict. If the lawsuit or the counterclaims are decided against us, we could suffer monetary damages, lose our product development advantage and face enhanced competition. Continuation of the lawsuit or the counterclaims will result in additional litigation expenses. This litigation is currently being held in abeyance in connection with our pending acquisition of C-Mold. If the acquisition is completed, this litigation will be dismissed with prejudice by the agreement of all parties. If for any reason our acquisition of C-Mold is not completed, we expect that the litigation will resume.

WE HAVE MORE LIMITED FINANCIAL AND OTHER RESOURCES THAN MANY OF OUR COMPETITORS AND POTENTIAL COMPETITORS AND MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST THEM.

    We operate in a highly competitive environment and may not be able to successfully compete. Companies in our industry and entities in similar industries could decide to focus on the development of software solutions for the design, analysis and manufacturing of injection molded plastic parts. Many of these entities have substantially greater financial, research and development, manufacturing and marketing resources than we do. Increased competition may result in price reductions, reduced profitability and loss of market share.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND AS A RESULT PERIOD-TO-PERIOD COMPARISONS OF OUR RESULTS OF OPERATIONS ARE NOT NECESSARILY MEANINGFUL AND SHOULD NOT BE RELIED UPON AS INDICATORS OF FUTURE PERFORMANCE.

    We have experienced significant fluctuations in our results of operations on a quarterly basis. In particular, we have historically experienced lower revenue in our first fiscal quarter as compared with the preceding quarter as a result of seasonal factors, which decrease demand for our products in this quarter. For instance, our total revenue in the first quarter of the current fiscal year was $5.2 million as compared with total revenue of $5.6 million in the immediately preceding fourth quarter. We expect to continue to experience significant fluctuations in our future quarterly results of operations due to a variety of factors, many of which are outside of our control, including:

    - seasonal slowdowns, in particular, in our first fiscal quarter, in many of the markets in which we sell our products,

    - developments in the litigation that we are pursuing against our former employee and our competitor, and in the nature and extent of proceedings and findings related to the counterclaims pending against us,

    - the timing and magnitude of capital expenditures, including costs relating to the expansion of our operations and infrastructure,

    - introductions of new services or enhancements by us and our competitors,

    - changes in our and our competitors' pricing policies,

    - currency fluctuations, and

    - timing and integration of acquisitions, including our pending acquisition of C-Mold.

WE MAY HAVE DIFFICULTY MANAGING THE EXPANSION OF OUR OPERATIONS, WHICH COULD RESULT IN DAMAGE TO CUSTOMER RELATIONSHIPS OR DELAYED BILLING OR COLLECTION OF REVENUE.

    The implementation of our business strategy could result in a period of rapid growth in the number of our employees and the scope of our operations. In addition, if we complete the acquisition of C-Mold, we will be further expanding the number of employees and facilities. Rapid expansion could place a significant strain on our senior management team and our operational, financial and other resources as we attempt to expand our operations in multiple locations around the world. We may have difficulty effectively managing the budgeting, forecasting, global hiring and other business control issues presented by such a rapid expansion. This could, among other things, adversely affect our relationships with our customers and result in delays in billing and collections of revenue from our customers and increased costs.

IF WE ARE UNABLE TO MAINTAIN AND LEVERAGE OUR STRATEGIC ALLIANCES, WE MAY BE UNABLE TO GROW AS PLANNED.

    We are, and will continue to be, dependent to some extent on distribution arrangements and strategic partnerships with third-parties because we sell a portion of our products through these third parties. In addition, we may sell other products through third-party distributors in the future. These third parties may not fulfill their agreements with us. In particular, third-party distributors may breach or terminate their distribution agreements with us or fail to devote sufficient time and resources to successfully commercialize, or increase sales of, our products. As a result, our revenues from these arrangements depend, in part, on third parties' sales of our products.

DISRUPTION OF OPERATIONS AT OUR MELBOURNE, AUSTRALIA FACILITY COULD INTERFERE WITH OUR PRODUCT DEVELOPMENT AND PRODUCTION CYCLES.

    A significant portion of our computer equipment, source code and personnel, including critical resources dedicated to research and development, is presently located at a single operating facility in a suburb of Melbourne, Australia. The occurrence of a natural disaster or other unanticipated catastrophe at this facility could cause interruptions in our operations and services. Extensive or multiple interruptions in our operations at this facility could severely disrupt our product development.

OUR MOLDFLOW PLASTICS XPERT (MPX) PRODUCT LINE MAY LEAD TO PRODUCT LIABILITY CLAIMS AGAINST US.

    We have designed our Moldflow Plastics Xpert (MPX) product line to be installed directly on our customers' injection molding machines and to automatically adjust the operation of these machines. As a result, it is possible that our customers may claim that our product interfered with the proper operation of their machines and may seek reimbursement for consequential and other damages from us. Although we expressly disclaim any liability for consequential or other damages in connection with our sale of the MPX product, this disclaimer may not protect us from claims for damages from our customers and these claims may adversely affect our relationships with our customers or our reputation generally. In addition, our insurance coverage limits may not be adequate to protect us against any product liability claims that arise. This insurance is expensive and may not be available on acceptable terms, or at all.

OUR EXISTING STOCKHOLDERS WILL HAVE SUBSTANTIAL INFLUENCE OVER MATTERS REQUIRING A STOCKHOLDER VOTE.

    Upon the closing of this offering, funds associated with Ampersand Ventures will own approximately 44.6% of our outstanding common stock. Ampersand will, therefore, have the ability to exert significant influence over our board of directors and the outcome of stockholder votes. Furthermore, officers, directors and their affiliates, including Ampersand, will own approximately 60.6% of our outstanding common stock. If all of these stockholders were to vote together as a group, they would have the ability to elect our board of directors and control the outcome of stockholder votes.

AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP, WHICH MAY ADVERSELY AFFECT OUR STOCK PRICE.

    Before this offering, there has been no public market for our common stock. Although our common stock will initially be quoted on the Nasdaq National Market, an active trading market for our shares may not develop or be sustained following this offering. You may not be able to resell your shares at prices equal to or greater than the initial public offering price. The initial public offering price was determined through negotiations between us and the underwriters and may not be indicative of the market price for these shares following this offering. You should read "Underwriting" for a discussion of the factors which were considered in determining the initial public offering price.

BECAUSE OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE, OUR STOCK PRICE COULD EXPERIENCE SUBSTANTIAL DECLINES AND OUR MANAGEMENT'S ATTENTION MAY BE DIVERTED FROM MORE PRODUCTIVE TASKS.

    The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline, perhaps substantially, following this offering, including:

    - a decrease in the demand for our common stock,

    - revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter,

    - downward revisions in securities analysts' estimates or changes in general market conditions,

    - technological innovations by competitors or in competing technologies,

    - investor perception of our industry or our prospects, and

    - general technology or economic trends.

    In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in a securities class action litigation in the future. Such litigation often results in substantial costs and a diversion of management's attention and resources and could harm our business, financial condition and results of operations.

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE.

    The market price of our common stock could decline as a result of sales of shares by our existing stockholders after this offering, or the perception that such sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, we will have 9,081,496 shares of common stock outstanding. All of the shares sold in this offering will be freely tradeable. Of the remaining shares, over 99% are subject to 180-day lock-up agreements. At least 6,006,048 additional shares will generally be available for sale in the public market 180 days after the date of this prospectus. In addition, approximately 180 days after this offering, we intend to register
2,000,000 shares of common stock for issuance under our 2000 Stock Option and Incentive Plan and promptly following this offering we intend to register 500,000 shares of common stock for issuance under our Employee Stock Purchase Plan.

WE WILL HAVE BROAD DISCRETION AS TO THE USE OF THE PROCEEDS FROM THIS OFFERING AND MAY USE THE PROCEEDS IN A MANNER WITH WHICH YOU DISAGREE.

    Our board of directors and management will have broad discretion over the use of the net proceeds of this offering. You may disagree with the judgment of our board of directors and management regarding the application of the proceeds of this offering.

PROVISIONS OF DELAWARE LAW AND OF OUR CHARTER AND BY-LAWS MAY MAKE A TAKEOVER MORE DIFFICULT.

    Provisions in our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt which is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. We also have a staggered board of directors which makes it difficult for stockholders to change the composition of the board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.

BECAUSE WE DO NOT INTEND TO PAY DIVIDENDS, YOU WILL BENEFIT FROM AN INVESTMENT IN OUR COMMON STOCK ONLY IF IT APPRECIATES IN VALUE.

    We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. In addition, our existing credit facility does not permit us to pay cash dividends. As a result, the success of your investment in our common stock will depend entirely upon its future appreciation. There is no guaranty that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.

WE MAY LOSE REVENUE AS A RESULT OF DISRUPTIONS BROUGHT ABOUT BY YEAR 2000 PROBLEMS.

    In conducting our business, we rely on computer systems to manage our business and to serve our customers. Further, all of our products include computer software or hardware components or both. Year 2000 problems may adversely affect our operations and increase our costs. Among other things, Year 2000 problems could cause us to:

    - fail to fulfill our contractual obligations with our customers,

    - face substantial claims by our customers and loss of revenue,

    - fail to bill our customers accurately and on a timely basis, and

    - be subject to the inability by customers and others to pay, on a timely basis or at all, obligations owed to us.

    Although the effects of any or all of these events are not quantifiable at this time, any of these events could have a material adverse effect on our business and operating results.

                                USE OF PROCEEDS

    The net proceeds to us from our sale of 3,000,000 shares of our common stock in this offering will be approximately $34.8 million, after deducting the underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $37.0 million. We intend to use approximately
$11.2 million of our net proceeds to fund our pending acquisition of C-Mold and related transaction expenses and the remainder for general corporate purposes, including working capital, capital expenditures and any other acquisitions. We will not receive any proceeds from the sale of shares by selling stockholders in this offering in connection with the exercise of the over-allotment option.

    Until used, we intend to invest these proceeds in government securities and other short-term, investment-grade securities.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. In addition, our existing credit facility does not permit us to pay cash dividends.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of January 1, 2000 on an actual basis and as adjusted for the following:

    - the filing of an amended certificate of incorporation authorizing 60,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock,

    - the conversion of all outstanding shares of preferred stock into an aggregate of 5,488,450 shares of common stock upon the closing of this offering,

    - the exercise of the outstanding warrant to acquire 20,833 shares of common stock at an aggregate exercise price of $150,000 upon the closing of this offering, and

    - the receipt of the net proceeds of approximately $34.8 million from our sale in this offering of 3,000,000 shares of common stock.

                                                               AS OF JANUARY 1, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
Convertible preferred stock, $0.01 par value per share:
  Series C-1; 4,918,616 shares authorized, issued and
    outstanding, actual; no shares authorized, issued and
    outstanding, as adjusted................................   $ 1,151     $     --
  Series C-2; 1,855,688 shares authorized, issued and
    outstanding, actual; no shares authorized, issued and
    outstanding, as adjusted................................     8,382           --
  Series C-3; 1,480,082 shares authorized, 1,365,275 issued
    and outstanding, actual; no shares authorized, issued
    and outstanding, as adjusted............................     2,833           --
                                                               -------     --------
    Total convertible preferred stock.......................    12,366           --
Undesignated preferred stock, $0.01 par value per share; no
  shares authorized, issued and outstanding, actual;
  5,000,000 shares authorized, no shares issued and
  outstanding, as adjusted..................................        --           --
Common stock, $0.01 par value per share; 20,000,000 shares
  authorized, 560,327 shares issued and outstanding, actual;
  60,000,000 shares authorized, 9,069,610 shares issued and
  outstanding, as adjusted..................................         6           91
Additional paid-in capital..................................       285       47,486
Deferred compensation.......................................       (57)         (57)
Notes receivable from stockholders..........................      (198)        (198)
Accumulated deficit.........................................   (11,280)     (11,280)
Accumulated other comprehensive income......................       641          641
                                                               -------     --------
  Total stockholders' equity................................     1,763       36,683
                                                               -------     --------
    Total capitalization....................................   $ 1,763     $ 36,683
                                                               =======     ========

    The above table excludes 574,234 shares of common stock issuable upon exercise of stock options outstanding as of January 1, 2000 at a weighted average exercise price of $3.35 per share. The above table also assumes no exercise of the underwriters' over-allotment option.

                                    DILUTION

    As of January 1, 2000, we had a pro forma net tangible book value of $1.9 million, or $0.32 per share of common stock. Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding common stock assuming the conversion of all outstanding preferred stock into common stock and the exercise of the outstanding warrant to purchase common stock.

    After giving effect to the sale of the 3,000,000 shares of common stock offered by us, after deducting our underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of January 1, 2000 would have been $36.7 million, or $4.04 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $3.72 per share to our existing stockholders and an immediate dilution of $8.96 per share to new investors in this offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................          $13.00
  Pro forma net tangible book value per share before this     $0.32
    offering................................................
  Increase per share attributable to new investors..........   3.72
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................            4.04
                                                                      ------
Dilution per share to new investors.........................          $ 8.96
                                                                      ======

    In addition, after giving effect to the acquisition of C-Mold, our pro forma net tangible book value after this offering as of January 1, 2000 would have been $28.9 million, or $3.19 per share of common stock.

    The following table summarizes, on a pro forma basis as of January 1, 2000, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by existing stockholders and new investors in this offering assuming the conversion of all outstanding preferred stock into common stock and the exercise of the outstanding warrant to purchase common stock.

                                       SHARES PURCHASED       TOTAL CONSIDERATION
                                     --------------------    ----------------------    AVERAGE PRICE
                                      NUMBER     PERCENT       AMOUNT      PERCENT       PER SHARE
                                     ---------   --------    -----------   --------    -------------
Existing stockholders..............  6,069,610     66.9%     $12,807,000     24.7%         $ 2.11
New investors......................  3,000,000     33.1       39,000,000     75.3           13.00
                                     ---------    -----      -----------    -----
    Total..........................  9,069,610    100.0%     $51,807,000    100.0%
                                     =========    =====      ===========    =====

    The tables above exclude:

    - 181,656 shares which may be issued by us pursuant to the underwriters' over-allotment option,

    - 574,234 shares of common stock issuable upon exercise of outstanding options at January 1, 2000 at a weighted average exercise price of $3.35 per share, and

    - an aggregate of 2,500,000 shares available for future grant under our 2000 Stock Option and Incentive Plan and our Employee Stock Purchase Plan.

    To the extent our outstanding options are exercised, new investors may experience further dilution.

                            SELECTED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The statement of operations data for the years ended June 30, 1997, 1998 and 1999 and the balance sheet data at June 30, 1998 and 1999 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The balance sheet data at June 30, 1997 are derived from our audited consolidated financial statements not included in this prospectus. The statement of operations data for the years ended June 30, 1995 and 1996 and the balance sheet data at June 30, 1995 and 1996 are derived from our unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments necessary for a fair presentation of that data. The interim statement of operations data for the six-month periods ended January 2, 1999 and January 1, 2000 and the interim balance sheet data at January 1, 2000 are derived from our unaudited consolidated interim financial statements appearing elsewhere in this prospectus which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments necessary for a fair presentation of that data. The data for the six-month period ended January 1, 2000 are not necessarily indicative of results for the year ending June 30, 2000 or any future period. Pro forma net income per common share reflects the assumed conversion of all outstanding convertible preferred stock and the exercise of the outstanding warrant into shares of common stock upon completion of this offering as if such conversion had occurred at the beginning of the applicable period.

                                                                                                   SIX MONTHS ENDED
                                                      FISCAL YEAR ENDED JUNE 30,                -----------------------
                                         ----------------------------------------------------   JANUARY 2,   JANUARY 1,
                                           1995       1996       1997       1998       1999        1999         2000
                                         --------   --------   --------   --------   --------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software licenses....................  $ 5,374    $ 6,531    $ 6,743    $ 8,514    $12,238      $5,275      $ 6,651
  Services.............................    6,162      7,472      8,080      7,875      7,983       3,969        4,853
                                         -------    -------    -------    -------    -------      ------      -------
    Total revenue......................   11,536     14,003     14,823     16,389     20,221       9,244       11,504
                                         -------    -------    -------    -------    -------      ------      -------
Costs and expenses:
  Cost of software licenses revenue....      215        261        377        397        378         168          322
  Cost of services revenue.............    1,676      2,615      1,904      1,685      1,319         605          491
  Research and development.............    2,234      3,535      3,527      3,062      3,466       1,754        1,709
  Selling and marketing................    4,541      6,094      6,703      7,287      9,673       4,615        5,811
  General and administrative...........    2,486      2,550      3,719      3,303      3,839       1,735        2,277
  Litigation...........................       --         --         --         --        620          --          530
  Amortization of intangible assets....    2,440      2,904      2,370         84         --          --           --
                                         -------    -------    -------    -------    -------      ------      -------
    Total operating expenses...........   13,592     17,959     18,600     15,818     19,295       8,877       11,140
                                         -------    -------    -------    -------    -------      ------      -------

  Income (loss) from operations........   (2,056)    (3,956)    (3,777)       571        926         367          364
Interest income (expense), net.........      156        135       (139)      (238)      (177)        (85)         (39)
Other income (loss), net...............      766        (24)        17         19        (92)        (22)         (64)
                                         -------    -------    -------    -------    -------      ------      -------
  Income (loss) before income taxes....   (1,134)    (3,845)    (3,899)       352        657         260          261
Provision for income taxes.............      466        414        371        163        176          57         (172)
                                         -------    -------    -------    -------    -------      ------      -------
  Net income (loss)....................   (1,600)    (4,259)    (4,270)       189        481         203          433
Accretion on convertible preferred
  stock................................      146        482        741         80         --          --           --
                                         -------    -------    -------    -------    -------      ------      -------
  Net income (loss) available to common
    stockholders.......................  $(1,746)   $(4,741)   $(5,011)   $   109    $   481      $  203      $   433
                                         =======    =======    =======    =======    =======      ======      =======

                                                                                                   SIX MONTHS ENDED
                                                      FISCAL YEAR ENDED JUNE 30,                -----------------------
                                         ----------------------------------------------------   JANUARY 2,   JANUARY 1,
                                           1995       1996       1997       1998       1999        1999         2000
                                         --------   --------   --------   --------   --------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss) per common share:
  Basic................................  $    --    $    --    $    --       $ --      $1.82       $0.94        $1.18
  Diluted..............................  $    --    $    --    $    --      $0.04      $0.08       $0.03        $0.07
Pro forma net income per common share:
  Basic................................                                                $0.08                    $0.07
  Diluted..............................                                                $0.08                    $0.07
Shares used in computing net income
  (loss) per share:
  Basic................................       --         --         --         --        265         215          367
  Diluted..............................       --         --         --      5,228      6,166       6,042        6,311
  Pro forma basic......................                                                5,717                    5,855
  Pro forma diluted....................                                                6,166                    6,311

                                                                  AS OF JUNE 30,
                                               ----------------------------------------------------   AS OF JANUARY 1,
                                                 1995       1996       1997       1998       1999           2000
                                               --------   --------   --------   --------   --------   ----------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents....................  $   564    $ 1,638    $  1,009   $ 1,700    $ 1,240        $ 1,328
Total assets.................................   16,184     16,432      13,940    14,336     10,247         10,564
Long-term debt, net of current portion.......       --         --         524       890         --             --
Redeemable convertible preferred stock.......    1,608      9,582      10,322        --         --             --
Stockholders' equity (deficit)...............    3,461     (5,340)    (10,584)       34      1,270          1,763

    The computation of basic and diluted net income (loss) per common share has been adjusted retroactively for all periods presented to reflect the redesignation of our common and preferred stock in March 1998. As a result of the treatment of this redesignation, we had no common stock outstanding prior to June 30, 1998 for purposes of computing net income (loss) per common share. Accordingly, basic net income (loss) per common share was zero for the years ended June 30, 1995, 1996, 1997 and 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Our primary business is the development, sale and support of software applications for the design and manufacture of plastic injection molded parts. Our products allow a product designer or engineer to simulate the manufacture of a plastic part to determine and maintain the optimal part design and manufacturing conditions throughout the manufacturing process.

    We develop software products internally and through cooperative research relationships with a number of public and private educational and research organizations around the world. Prior to June 1997, our products consisted solely of our Moldflow Plastics Insight (MPI) series for in-depth mold design. Since then, we have introduced two new product lines. Our Moldflow Plastics Advisers (MPA) series for part design and high level mold design was introduced in fiscal 1997 and our Moldflow Plastics Xpert (MPX) series for production set-up and production monitoring was introduced in fiscal 1999. We have also introduced additional modules of our MPI product series since June 1997.

    We sell our products and services internationally through our direct sales operations in nine countries. In addition, we sell through a network of distributors and value-added resellers and through distribution arrangements with developers of other design software products.

    We generate revenue from two principal sources:

    - license fees for our packaged software products, and

    - services revenue derived from maintenance and support services related to our software products, consulting, training and material testing.

    SOFTWARE LICENSES REVENUE. Typically, our customers pay an up-front, one-time fee for a perpetual license of our software products. The amount of the fee depends upon the number and type of software modules purchased and the number of the customers' employees or other users who can access the software product simultaneously. Sales of our MPA product are subject to the terms of a "shrink-wrapped" or "click-wrapped" software license agreement which is pre-packaged with the software and is also included as part of customers' installation process. For sales of our MPI and MPX products, we generally require a signed license agreement. In addition, we receive royalty payments from original equipment manufacturers related to the bundling of our software with their design software programs.

    We recognize software licenses revenue when evidence of a purchase commitment exists, delivery has occurred upon shipment of the product to the customer, no significant installation obligations remain, the license fee is fixed and determinable, and collectibility is probable. Installation of the software by Moldflow is not essential to its functionality, and typically is completed by our customers.

    SERVICES REVENUE. Most of our customers enter into maintenance and support contracts, which require us to provide customer technical support services and unspecified product upgrades and enhancements on a when-and-if-available basis. Services revenue is primarily comprised of revenue derived from these maintenance and support contracts. At January 1, 2000, 1,105 customers had maintenance and support contracts with us. During the six months ended
January 1, 2000, our customers renewed maintenance and support contracts with us on approximately 71% of the product licenses that were under maintenance and support contracts up for renewal during the six months ended January 1, 2000. We caution you, however, that the maintenance and support contract renewal rate for product licenses under these contracts may not be indicative of trends in our services revenue because, among other things, this rate does not reflect maintenance and support contracts with new customers or existing customers who purchase new product licenses and enter into new maintenance and support contracts rather than renew existing contracts. Maintenance and support contract revenue is invoiced in advance and is recognized ratably over the term of the corresponding maintenance agreement, which typically is twelve months.

    Maintenance and support contracts are often entered into at the same time as the sale of our software licenses, and we consider these multiple elements of a single arrangement. Payment for this arrangement is typically received up-front, and the total fee is then allocated ratably to these elements based upon vendor specific objective evidence of fair value for each, which is determined based on prices charged to our customers when these elements are sold separately. The revenue allocated to each of these elements is then recognized as described above.

    We also provide consulting services, training of customers' employees, and material testing services. Other services revenue is recognized as the services are performed.

    COST OF SOFTWARE LICENSES REVENUE. Cost of software licenses revenue consists primarily of the costs associated with compact discs and related packaging material, duplication and shipping costs and the salaries of our distribution personnel. In some cases, we pay royalties to third parties for usage-based licenses of their products that are embedded in our software programs. Product royalties are expensed when the related obligation arises, which is generally upon the sale of our products, and are included in cost of software licenses revenue.

    COST OF SERVICES REVENUE. Cost of services revenue consists primarily of salary, fringe benefit and facility related costs of our maintenance and support, consulting and training activities and of our material testing laboratory in Australia, and is expensed when incurred. Additionally, from time to time, we engage outside consultants to meet peaks in customer demand for our consulting services.

    RESEARCH AND DEVELOPMENT. We maintain an in-house development staff to enhance our existing products and to develop new ones. Product development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. We typically establish technological feasibility upon the completion of a working model. Accordingly, due to the minimal level of software development costs incurred subsequent to the establishment of technological feasibility, costs eligible for capitalization have not been significant to date.

    SELLING AND MARKETING. We sell our products primarily through our direct sales force and indirect distribution channels. Selling and marketing expenses consist primarily of personnel costs, commissions to employees, sales office facilities, travel and promotional events such as trade shows, advertising, print and Web-based collateral materials, and public relations programs.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses include our personnel, routine legal, audit and other costs of our executive management, finance and administrative support activities.

    LITIGATION. In February 1999, we filed suit in U.S. District Court against a former employee and C-Mold in which we allege theft and misappropriation of our trade secrets related to the development of a three-dimensional plastic simulation and modeling product. The U.S. District Court has issued a preliminary injunction precluding the defendants from using or disclosing our trade secrets and prohibiting our former employee from working for our competitor in this area. In

January 2000, the court denied C-Mold's motion to have this injunction lifted. In April 1999, C-Mold filed counterclaims against us in which they allege that we engaged in anti-competitive practices including, among other things, restraint of trade, attempt to monopolize, price discrimination, libel and defamation. Certain of the counterclaims have been dismissed. This litigation is currently being held in abeyance pending the completion of our acquisition of C-Mold, at which time it will be dismissed. In the event that the litigation resumes, we intend to vigorously pursue our claims and defend the counterclaims asserted against us. We are unable to determine the ultimate outcome of these matters. Litigation expenses reflect our costs for pursuing our claims and for defending against the counterclaims.

    INTEREST INCOME (EXPENSE), NET. Interest income (expense), net includes our cost of borrowings, including interest cost incurred on our working capital lines of credit and stockholder loans, offset in part by interest income earned on invested cash balances.

    OTHER INCOME (LOSS), NET. Other income (loss), net includes realized and unrealized gains and losses arising from translation of foreign currency denominated asset and liability balances and other non-operating income and expense items.

    PROVISION FOR INCOME TAXES. Our provision for income taxes includes federal, state and foreign taxes on our income in the countries in which we do business. Because we have incurred significant operating losses in prior years, we have significant net operating loss carryforwards available to offset our future tax obligations in the U.S. and Australia, and to a lesser extent, certain other countries. At June 30, 1999, we had available federal, state and foreign net operating loss carryforwards of approximately $4.4 million, $3.0 million and $7.8 million. Use of net operating losses to reduce future taxable income is subject to a number of limitations. We expect that our income taxes will increase in the future once our net operating loss carryforwards and other deferred tax assets are fully utilized.

    Our fiscal year end is June 30. References to 1997, 1998 or 1999 mean the fiscal year ended June 30, unless otherwise indicated. During the fiscal year, we follow a schedule in which each interim quarterly period ends on the Saturday of the thirteenth full week of the reporting period.

RESULTS OF OPERATIONS

    The following table sets forth statement of operations data for the periods indicated as a percentage of total revenue:

                                                                                            SIX MONTHS
                                                                                              ENDED
                                                      FISCAL YEAR ENDED JUNE 30,       --------------------
                                                   --------------------------------    JAN. 2,     JAN. 1,
                                                     1997        1998        1999        1999        2000
                                                   --------    --------    --------    --------    --------
Revenue:
  Software licenses..............................    45.5%       51.9%       60.5%       57.1%       57.8%
  Services.......................................    54.5        48.1        39.5        42.9        42.2
                                                    -----       -----       -----       -----       -----
    Total revenue................................   100.0       100.0       100.0       100.0       100.0
                                                    -----       -----       -----       -----       -----
Costs and expenses:
  Cost of software licenses revenue..............     2.6         2.4         1.9         1.8         2.8
  Cost of services revenue.......................    12.8        10.3         6.5         6.5         4.3
  Research and development.......................    23.8        18.7        17.1        19.0        14.9
  Selling and marketing..........................    45.2        44.4        47.8        49.9        50.5
  General and administrative.....................    25.1        20.2        19.0        18.8        19.8
  Litigation.....................................      --          --         3.1          --         4.6
  Amortization of intangible assets..............    16.0         0.5          --          --          --
                                                    -----       -----       -----       -----       -----
    Total operating expenses.....................   125.5        96.5        95.4        96.0        96.9
                                                    -----       -----       -----       -----       -----
  Income (loss) from operations..................   (25.5)        3.5         4.6         4.0         3.1

Interest income (expense), net...................    (0.9)       (1.5)       (0.9)       (0.9)       (0.4)
Other income (loss), net.........................     0.1         0.1        (0.5)       (0.2)       (0.6)
                                                    -----       -----       -----       -----       -----
  Income (loss) before income taxes..............   (26.3)        2.1         3.2         2.9         2.1
Provision for income taxes.......................     2.5         1.0         0.9         0.6        (1.5)
                                                    -----       -----       -----       -----       -----
  Net income (loss)..............................   (28.8)%       1.1%        2.3%        2.3%        3.6%
                                                    =====       =====       =====       =====       =====

  SIX MONTHS ENDED JANUARY 1, 2000 COMPARED TO SIX MONTHS ENDED JANUARY 2, 1999

    REVENUE. Total revenue increased by 24.4%, or $2.3 million, to $11.5 million for the six months ended January 1, 2000 from $9.2 million for the six months ended January 2, 1999. In the same period, software licenses revenue increased by 26.1%, or $1.4 million, to $6.7 million. The increase in software licenses revenue was primarily attributable to an increase of $1.0 million in license revenue in our Asia region due in part to an improvement in the region's economic conditions. To a lesser extent, license revenue was higher due to an increase in the number of our direct sales representatives and new MPA and MPX product releases in March 1999 and September 1999. Software licenses revenue accounted for 57.8% of total revenue for the six months ended January 1, 2000 compared to 57.1% for the six months ended January 2, 1999. Services revenue increased by 22.3%, or $884,000, to $4.9 million for the six months ended January 1, 2000 from $4.0 million for the six months ended January 2, 1999. This increase was due primarily to an increase in the amount of revenue derived from maintenance and support contracts resulting from the growth in our software licenses revenue and installed user base in fiscal 1999. No customer accounted for more than 10% of total revenue for the six months ended January 1, 2000 and January 2, 1999.

    COST OF REVENUE. Cost of software licenses revenue increased 91.7%, or $154,000, to $322,000 for the six months ended January 1, 2000 from $168,000 for the six months ended January 2, 1999. This increase was primarily attributable to hardware costs related to MPX product sales and, to a lesser extent, costs associated with increased personnel. Cost of services revenue decreased 18.8%, or $114,000, from $605,000 for the six months ended January 2, 1999 to $491,000 for the six months ended January 1, 2000. This decrease resulted from the continued redirection of field technical personnel from largely passive roles of customer hotline and maintenance services to active field roles in pre-sales and customer retention programs, which costs are included in selling and marketing.

    RESEARCH AND DEVELOPMENT. Research and development expenses decreased 2.6%, or $45,000, to $1.7 million for the six months ended January 1, 2000 from $1.8 million for the six months ended January 2, 1999. This decrease was the result of lower research sponsorship costs in the six months ended January 1, 2000.

    SELLING AND MARKETING. Selling and marketing expenses increased 25.9%, or $1.2 million, to $5.8 million for the six months ended January 1, 2000 from $4.6 million for the six months ended January 2, 1999. This growth was due principally to an increase in the number of direct sales representatives and pre-sales application support engineers. To a lesser extent, this growth was due to the establishment of a direct sales subsidiary in Sweden in July 1999 and an increase in spending for promotional activities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 31.2%, or $542,000, to $2.3 million for the six months ended January 1, 2000 from $1.7 million for the six months ended January 2, 1999. This resulted from the cost of additional finance and administrative personnel hired in the second half of fiscal 1999, an increase in costs of pursuing business development opportunities, and an increase in general corporate insurance and facility costs.

    LITIGATION. Litigation expenses were $530,000 for the six months ended January 1, 2000. There were no litigation expenses for the six months ended January 2, 1999. These litigation expenses consist of the legal costs incurred to pursue our claims regarding theft of our trade secrets and to defend against the counterclaims.

    INTEREST INCOME (EXPENSE), NET. Interest income (expense), net decreased 54.1%, or $46,000, to a net expense of $39,000 in the six months ended
January 1, 2000 from a net expense of $85,000 for the six months ended
January 2, 1999. This was due primarily to a decrease in interest expense resulting from the reduction in the amount of outstanding borrowings under our domestic and foreign revolving credit facilities.

    OTHER INCOME (LOSS), NET. Other income (loss), net increased $42,000 to a loss of $64,000 in the six months ended January 1, 2000 from a loss of $22,000 for the six months ended January 2, 1999. This change was primarily due to unrealized foreign exchange losses incurred on the translation of intercompany foreign currency denominated obligations.

    PROVISION FOR INCOME TAXES. The provision for income taxes was a benefit of $172,000 in the six months ended January 1, 2000 compared to a provision of $57,000 for the six months ended January 2, 1999. This change reflects the impact of a refund received in September 1999 of foreign taxes that we paid in prior years.

  COMPARISON OF FISCAL YEARS 1999 AND 1998

    REVENUE. Total revenue increased 23.4%, or $3.8 million, to $20.2 million for 1999 from $16.4 million for 1998. The increase was attributable principally to growth in software licenses revenue, resulting primarily from the impact of the release of three new products, MPI/Fusion, MPI/ FLOW 3D and MPA/Mold Adviser in August 1998, September 1998 and March 1999. A portion of the increase resulted from the continued implementation of our direct selling model, including the addition of sales representatives and the improvement of sales productivity. Software licenses revenue increased 43.7%, or $3.7 million, to $12.2 million for 1999 from $8.5 million for 1998. Software licenses revenue accounted for 60.5% of total revenue in 1999, compared to 51.9% during

1998. Services revenue increased slightly by $108,000, or 1.4%, as the increase in maintenance and support contract revenue was offset, in part, by a reduction in consulting revenue resulting from our decision to de-emphasize our simulation consulting and analysis business. No customer accounted for more than 10% of our total revenue during 1999 and a distributor in Japan, ISI-Dentsu, Ltd., accounted for 12.7% of our total revenue in 1998.

    COST OF REVENUE. Cost of software licenses revenue decreased by 4.8%, or $19,000, to $378,000 for 1999 from $397,000 for 1998. This decrease was due primarily to lower packaging and freight costs in 1999. Cost of services revenue decreased by 21.7%, or $366,000, to $1.3 million for 1999 from $1.7 million for 1998. This was due primarily to lower personnel costs resulting from the continued redirection of technical and consulting employees into pre-sales support activities, which costs are included in selling and marketing. To a lesser extent, this reduction was due to the implementation of a worldwide customer support management system and the centralization of U.S.-based customer support activities.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased by 13.2%, or $404,000, to $3.5 million for 1999 from $3.1 million for 1998. This increase was attributable to the addition of software development engineers in Australia and the United Kingdom, and increased costs of travel and outside consultants primarily engaged in MPX product development activities.

    SELLING AND MARKETING. Selling and marketing expenses increased by 32.7%, or $2.4 million, to $9.7 million for 1999 from $7.3 million for 1998. These expenses increased as a percentage of total revenue from 44.4% to 47.8% due principally to the hiring of additional direct sales representatives, pre-sales support and product marketing employees, and also to a lesser extent the establishment of a marketing communications function. Further, we increased our spending for promotional activities including collateral materials, direct mailings and public relations in connection with the rollout of new products introduced during 1999.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by 16.2%, or $536,000, to $3.8 million for 1999 from $3.3 million for 1998.
These expenses increased in 1999 due primarily to the addition of financial and administrative management personnel. In addition, we increased our spending for improvements in information systems and routine legal and audit fees.

    LITIGATION. Litigation expenses were $620,000 in 1999. This was attributable to the legal costs incurred in 1999 to pursue our claims regarding theft of our trade secrets and to defend against the other parties' counterclaims. There were no such expenses in 1998.

    INTEREST INCOME (EXPENSE), NET. Interest income (expense), net decreased by 25.6%, or $61,000, to a net expense of $177,000 in 1999 from a net expense of $238,000 in 1998 due primarily to a reduction in the amount of interest expense incurred as a result of a reduction in the level of bank and stockholder debt outstanding in 1999. Outstanding debt was reduced through repayment with funds generated from operations in 1999 and through the conversion of $890,000 of stockholder debt into preferred stock.

    OTHER INCOME (LOSS), NET. Other income (loss), net decreased by $111,000, to a loss of $92,000 in 1999 from income of $19,000 in 1998 due primarily to unrealized foreign exchange losses incurred on the translation of intercompany foreign currency denominated obligations.

    PROVISION FOR INCOME TAXES. The provision for income taxes increased slightly to $176,000 in 1999 from $163,000 in 1998 due primarily to changes in the amount of taxes paid on income in state and foreign jurisdictions.

  COMPARISON OF FISCAL YEARS 1998 AND 1997

    REVENUE. Our total revenue increased 10.6%, or $1.6 million, to $16.4 million for 1998 from $14.8 million for 1997. The increase was principally attributable to the introduction in June 1997 of the MPA/Part Adviser product. To a lesser extent our revenues increased as a result of the establishment of our direct sales subsidiary in Italy in January 1998. This increase was offset in part by lower sales in Asia resulting from declining economic conditions in the region and the impact of currency fluctuations. Software licenses revenue accounted for 51.9% of total revenue in 1998, compared to 45.5% during 1997. Services revenue declined by 2.5% in 1998, or $205,000, to $7.9 million, compared to $8.1 million in 1997. This was due to our decision to de-emphasize our simulation and analysis consulting business while redirecting our consultants into pre-sales support in order to increase software product sales at a more rapid pace. In 1998 and 1997, a distributor in Japan, ISI-Dentsu, Ltd., accounted for 12.7% and 14.9% of our total revenue for those periods.

    COST OF REVENUE. Cost of software licenses revenue increased by 5.3%, or $20,000, to $397,000 for 1998 from $377,000 for 1997 due primarily to the increased volume of product sales. Cost of services revenue decreased by 11.5%, or $219,000, to $1.7 million in 1998 from $1.9 million in 1997. The decrease was attributable principally to a redirection of some of our technical and consulting employees into pre-sales support activities, which costs are included in selling and marketing.

    RESEARCH AND DEVELOPMENT. Research and development expenses decreased by 13.2%, or $465,000, to $3.1 million for 1998 from $3.5 million for 1997. This decrease was attributable primarily to the reduction in costs of our development activities in Australia due to the weakening in the rate of exchange of the Australian dollar to the U.S. dollar during 1998.

    SELLING AND MARKETING. Selling and marketing expenses increased by 8.7%, or $584,000, to $7.3 million for 1998 from $6.7 million for 1997. These expenses increased due to compensation and other costs related to the addition of sales associates and sales management in existing operations, including our Japanese operation established in August 1997, and the establishment of direct sales and support operations in Italy in January 1998.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased by 11.2%, or $416,000, to $3.3 million for 1998 from $3.7 million for 1997. The decrease was due primarily to a reduction in the cost of our Asian regional finance and administrative activities located in Australia resulting from changes in the rate of exchange versus the U.S. dollar and a reduction in the level of professional fees incurred after our reorganization into a U.S. corporation in August 1997.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets decreased $2.3 million, or 96.5%, to $84,000 in 1998 from $2.4 million in 1997 as our intangible assets, including developed software and goodwill acquired in 1994, became fully amortized in 1997.

    INTEREST INCOME (EXPENSE), NET. Interest income (expense), net increased by 71.2%, or $99,000, to a net expense of $238,000 in 1998 from a net expense of $139,000 in 1997 due to the increased level of bank and stockholder debt outstanding in 1998.

    OTHER INCOME (LOSS), NET. Other income (loss), net increased by $2,000, to income of $19,000 in 1998 from income of $17,000 in 1997 due primarily to unrealized foreign exchange gains resulting from the translation of intercompany foreign currency denominated obligations.

    PROVISION FOR INCOME TAXES. The provision for income taxes decreased by 56.1%, or $208,000, from $371,000 in 1997 to $163,000 in 1998 primarily as the result of a reduction in the amount of foreign withholding taxes paid after the establishment of our direct sales subsidiary in Japan.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth the unaudited quarterly consolidated statement of operations data for each of the ten quarters in the period ended January 1, 2000. In the opinion of management, the unaudited financial results include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our results of operations for those periods and have been prepared on the same basis as the audited consolidated financial statements. The quarterly data should be read in conjunction with our audited consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                                                                            QUARTER ENDED
                                        -------------------------------------------------------------------------------------
                                         OCT 4,    JAN. 3,    APR. 4,    JUN. 30,   OCT. 3,    JAN. 2,    APR. 3,    JUN. 30,
                                          1997       1998       1998       1998       1998       1999       1999       1999
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                                                           (IN THOUSANDS)
Revenue:
  Software licenses...................   $1,568     $2,410     $2,313     $2,223     $2,350     $2,925     $3,555     $3,408
  Services............................    1,956      2,050      1,851      2,018      1,838      2,131      1,845      2,169
                                         ------     ------     ------     ------     ------     ------     ------     ------
    Total revenue.....................    3,524      4,460      4,164      4,241      4,188      5,056      5,400      5,577
                                         ------     ------     ------     ------     ------     ------     ------     ------
Costs and expenses:
  Cost of software licenses revenue...      165        125         79         28         77         91        116         94
  Cost of services revenue............      429        398        417        441        290        315        363        351
  Research and development............      809        748        785        720        895        859      1,031        681
  Selling and marketing...............    1,569      1,920      1,900      1,898      2,086      2,529      2,526      2,532
  General and administrative..........      776        840        742        945        794        941      1,065      1,039
  Litigation..........................       --         --         --         --         --         --        150        470
  Amortization of intangible assets...       84         --         --         --         --         --         --         --
                                         ------     ------     ------     ------     ------     ------     ------     ------
    Total operating expenses..........    3,832      4,031      3,923      4,032      4,142      4,735      5,251      5,167
                                         ------     ------     ------     ------     ------     ------     ------     ------
  Income (loss) from operations.......     (308)       429        241        209         46        321        149        410
Interest income (expense), net........      (39)       (42)       (44)      (113)       (41)       (44)         8       (100)
Other income (loss), net..............        1        (60)        16         62         50        (72)       (19)       (51)
                                         ------     ------     ------     ------     ------     ------     ------     ------
  Income (loss) before income taxes...     (346)       327        213        158         55        205        138        259
Provision for income taxes............       --         57         75         31         (3)        60         62         57
                                         ------     ------     ------     ------     ------     ------     ------     ------
  Net income (loss)...................   $ (346)    $  270     $  138     $  127     $   58     $  145     $   76     $  202
                                         ======     ======     ======     ======     ======     ======     ======     ======

                                           QUARTER ENDED
                                        -------------------
                                        OCT. 2,    JAN. 1,
                                          1999       2000
                                        --------   --------
                                          (IN THOUSANDS)
Revenue:
  Software licenses...................   $2,823     $3,828
  Services............................    2,358      2,495
                                         ------     ------
    Total revenue.....................    5,181      6,323
                                         ------     ------
Costs and expenses:
  Cost of software licenses revenue...      169        153
  Cost of services revenue............      236        255
  Research and development............      835        874
  Selling and marketing...............    2,698      3,113
  General and administrative..........    1,076      1,201
  Litigation..........................      280        250
  Amortization of intangible assets...       --         --
                                         ------     ------
    Total operating expenses..........    5,294      5,846
                                         ------     ------
  Income (loss) from operations.......     (113)       477
Interest income (expense), net........       (1)       (38)
Other income (loss), net..............      (34)       (30)
                                         ------     ------
  Income (loss) before income taxes...     (148)       409
Provision for income taxes............     (217)        45
                                         ------     ------
  Net income (loss)...................   $   69     $  364
                                         ======     ======

                                                                 QUARTER ENDED
                                        ---------------------------------------------------------------
                                        OCT. 4,    JAN. 3,    APR. 4,    JUN. 30,   OCT. 3,    JAN. 2,
                                          1997       1998       1998       1998       1998       1999
                                        --------   --------   --------   --------   --------   --------
                                                      (AS A PERCENTAGE OF TOTAL REVENUE)
Revenue:
  Software licenses...................    44.5%      54.0%      55.5%      52.4%      56.1%      57.9%
  Services............................    55.5       46.0       44.5       47.6       43.9       42.1
                                         -----      -----      -----      -----      -----      -----
    Total revenue.....................   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
                                         =====      =====      =====      =====      =====      =====
Costs and expenses:
  Cost of software licenses revenue...     4.7%       2.8%       1.9%       0.7%       1.8%       1.8%
  Cost of services revenue............    12.2        8.9       10.0       10.4        6.9        6.2
  Research and development............    23.0       16.8       18.9       17.0       21.4       17.0
  Selling and marketing...............    44.5       43.0       45.6       44.8       49.8       50.0
  General and administrative..........    22.0       18.8       17.8       22.3       19.0       18.6
  Litigation..........................      --         --         --         --         --         --
  Amortization of intangible assets...     2.4         --         --         --         --         --
                                         -----      -----      -----      -----      -----      -----
    Total operating expenses..........   108.8       90.3       94.2       95.2       98.9       93.6
                                         -----      -----      -----      -----      -----      -----
  Income (loss) from operations.......    (8.8)       9.7        5.8        4.8        1.1        6.4
Interest income (expense), net........    (1.1)      (0.9)      (1.1)      (2.7)      (1.0)      (0.9)
Other income (loss), net..............     0.0       (1.3)       0.4        1.5        1.2       (1.4)
                                         -----      -----      -----      -----      -----      -----
  Income (loss) before income taxes...    (9.9)       7.5        5.1        3.6        1.3        4.1
Provision for income taxes............      --        1.3        1.8        0.7       (0.1)       1.2
                                         -----      -----      -----      -----      -----      -----
  Net income (loss)...................    (9.9)%      6.2%       3.3%       2.9%       1.4%       2.9%
                                         =====      =====      =====      =====      =====      =====

                                                      QUARTER ENDED
                                        -----------------------------------------
                                        APR. 3,    JUN. 30,   OCT. 2,    JAN. 1,
                                          1999       1999       1999       2000
                                        --------   --------   --------   --------
                                           (AS A PERCENTAGE OF TOTAL REVENUE)
Revenue:
  Software licenses...................    65.8%      61.1%      54.5%      60.5%
  Services............................    34.2       38.9       45.5       39.5
                                         -----      -----      -----      -----
    Total revenue.....................   100.0%     100.0%     100.0%     100.0%
                                         =====      =====      =====      =====
Costs and expenses:
  Cost of software licenses revenue...     2.1%       1.7%       3.3%       2.4%
  Cost of services revenue............     6.7        6.3        4.6        4.0
  Research and development............    19.1       12.2       16.1       13.8
  Selling and marketing...............    46.8       45.4       52.1       49.2
  General and administrative..........    19.7       18.6       20.8       19.0
  Litigation..........................     2.8        8.4        5.4        4.0
  Amortization of intangible assets...      --         --         --         --
                                         -----      -----      -----      -----
    Total operating expenses..........    97.2       92.6      102.3       92.4
                                         -----      -----      -----      -----
  Income (loss) from operations.......     2.8        7.4       (2.3)       7.6
Interest income (expense), net........     0.1       (1.8)        --       (0.6)
Other income (loss), net..............    (0.4)      (1.0)      (0.7)      (0.5)
                                         -----      -----      -----      -----
  Income (loss) before income taxes...     2.5        4.6       (3.0)       6.5
Provision for income taxes............     1.1        1.0       (4.2)       0.7
                                         -----      -----      -----      -----
  Net income (loss)...................     1.4%       3.6%       1.2%       5.8%
                                         =====      =====      =====      =====

    Our quarterly results have varied in the past and may vary significantly in the future depending on many factors, many of which are outside of our control. The primary factors that may affect us include the following:

    - seasonal slowdowns, in particular, in our first fiscal quarter, in many of the markets in which we sell our products,

    - start-up expenses for new facilities and new personnel,

    - our success in expanding our sales and marketing programs, including the rollout of our Internet-enabled products currently under development,

    - currency fluctuations,

    - developments in the litigation that we are pursuing against our former employee and our competitor, and in the nature and extent of proceedings and findings related to their counterclaims pending against us, and

    - the timing and integration of acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, we have financed our operations and met our capital expenditure requirements primarily through private sales of our capital stock, stockholder loans, funds generated from operations and borrowings from lending institutions. As of January 1, 2000, our primary sources of liquidity consisted of $1.3 million in total cash and cash equivalents and $1.4 million of available borrowings under our $3,250,000 domestic and foreign revolving lines of credit, which are secured by substantially all of our assets. As of January 1, 2000, the balance outstanding on our lines of credit was $998,000. Borrowings under our lines of credit are subject to a borrowing base of 80% of eligible domestic accounts receivable, 30% of eligible foreign accounts receivable, and 90% of a standby letter of credit issued by an Australian bank. The assets of our Australian subsidiary secure the standby letter of credit. Interest on these lines of credit is payable monthly at rates of prime plus 1.25% for the domestic line and prime plus 1.5% for the foreign line. The standby letter of credit is subject to a fee of 0.5% per year.

    Net cash used in operating activities was $608,000 in 1997, and net cash provided by operations was $771,000 in 1998, $1.2 million in 1999 and $210,000 in the six months ended January 1, 2000. The cash used in operating activities in 1997 primarily reflects the net loss of $4.3 million offset, in part, by non-cash charges of $3.1 million for depreciation of fixed assets and amortization of intangible assets included in the net loss. The cash provided by operations in 1998, 1999 and the six months ended January 1, 2000 reflects the impact of increases in net income, deferred maintenance and support contract revenue and accounts payable, offset by the impact of the increase in 1998 of accounts receivable, and by non-cash depreciation and amortization charges included in net income.

    Net cash used in investing activities was $1.2 million, $729,000 and $854,000 in 1997, 1998 and 1999, and $387,000 in the six months ended
January 1, 2000. Net cash used in investing activities reflects amounts used for purchases of property and equipment, primarily for computers, networking and materials laboratory test equipment to support our global product development activities, and to enable data communications among our worldwide development, sales, customer support and administrative organizations. In addition, in 1997, net cash used in investing activities reflects $431,000 used to acquire the shares of our third party distributor in France.

    Net cash provided by financing activities was $1.4 million and $716,000 in 1997 and 1998. Net cash used in financing activities was $907,000 in 1999 and net cash provided by financing activities was $134,000 in the six months ended January 1, 2000. Net cash provided by financing activities in 1997 and 1998 reflects primarily borrowings from stockholders and lending institutions, net of the repayment of debt obligations. In July 1998, we converted indebtedness of $890,000 incurred in

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1997 and 1998 under stockholder loans into shares of preferred stock. For more information on the loan conversion, see "Certain Relationships and Related Transactions--Loans from Stockholders." Net cash used in financing activities in 1999 reflects principally the repayments of amounts outstanding on our working capital lines of credit and capital lease obligations. Net cash provided by financing activities in the six months ended January 1, 2000 reflects principally borrowings on our working capital lines of credit.

    We believe that the net proceeds of this offering, together with our current cash, cash equivalents, and available lines of credit will be sufficient to complete the planned acquisition of C-Mold and to meet our anticipated cash needs for working capital and capital expenditures for at least the next
12 months following the date of this prospectus. On a long-term basis or to complete other acquisitions, we may require additional external financing through credit facilities, sales of additional equity or other financing vehicles.

YEAR 2000 ISSUES

    We are unaware of any problems that have arisen with respect to year 2000 issues in our current software products, our internal computer systems or in the computer systems of our vendors. Prior to January 1, 2000, we conducted a comprehensive review of the potential impact that the change in the date to the year 2000 would have on our current products and computer systems. Based on this review, we determined that all of our current products and major computer systems are able to recognize and appropriately process dates commencing in the year 2000. Our historical costs to assess our year 2000 readiness have not been significant. The majority of the costs required to complete our year 2000 compliance process were incurred as part of our normal capital asset acquisition program, and would have been incurred without consideration of year 2000 issues. We are not currently able to estimate the final aggregate cost of addressing the year 2000 issue, because funds may be required as a result of future findings. However, given the lack of any problems related to the year 2000 since the year change, we do not anticipate that we will experience any material problems related to the year 2000 in the future. As a result, we do not expect costs associated with these problems to have an adverse effect on our business and financial results.

RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in SOP 98-9. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by vendor specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. SOP 98-9 is effective for transactions entered into in fiscal years beginning after March 15, 1999. Also, the provision of SOP 97-2 that were deferred by SOP 98-4 will continue to be deferred until the date SOP 98-9 becomes effective. We do not expect that the adoption of SOP 98-9 will have a significant impact on our results of operations or financial position.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. We do not currently use derivative instruments or engage in hedging activities.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We develop our products in research centers in Australia, the United Kingdom and the United States. We sell our products globally through our direct sales force and indirect distributor channels. As a result, our financial results are affected by factors such as changes in foreign currency exchange rates and weak economic conditions in foreign markets. In the future, we expect to increase our international operations in our existing markets and in geographic locations where we do not have any operations now.

    We collect a substantial portion of our revenue and pay a substantial portion of our operating expenses in foreign currencies. As a result, changes in currency exchange rates from time to time may affect our operating results. Currently, we do not engage in hedging transactions to reduce our exposure to changes in currency exchange rates, although we may do so in the future. We cannot assure you, however, that any efforts we may make in the future to hedge our exposure to currency exchange rate changes will be successful.

EUROPEAN UNION CURRENCY CONVERSION

    On January 1, 1999, eleven member nations of the European Economic and Monetary Union began using a common currency, the Euro. For a three-year transition period ending June 30, 2002, both the Euro and each of the currencies for such member countries will remain in circulation. After June 30, 2002, the Euro will be the sole legal tender for those countries. The adoption of the Euro will affect many financial systems and business applications as the commerce of those countries may be transacted both in the Euro and the existing national currency during the transition period. Significant portions of our revenue have been historically generated in Europe. Of the eleven countries currently using the Euro, we have subsidiary operations in France, Germany and Italy. We have assessed the potential impact of the Euro conversion in a number of areas, particularly on our pricing and other marketing strategies. Although we do not currently expect that the conversion, either during or after the transition period, will have an adverse effect on our operations or financial condition, the conversion has only recently been implemented and there can be no assurance that it will not have some unexpected adverse impact.

IMPACT OF INFLATION

    We believe that our revenue and results of operations have not been significantly impacted by inflation during the past three fiscal years.

FORWARD LOOKING STATEMENTS

    This prospectus contains forward-looking statements. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section of this prospectus. Readers should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition.

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                                    BUSINESS

OVERVIEW

    We believe we are the world's leading developer of software solutions that enhance the design, analysis, and manufacture of injection molded plastic parts. Our products are used by participants in all aspects of the injection molded plastic parts manufacturing process, including part designers, mold designers, manufacturing engineers and machine operators. Our products enable our customers to speed their products to market, decrease manufacturing costs and reduce costly design and manufacturing errors by:

    - assisting part designers in the selection of a plastic material,

    - determining the strength, rigidity and ease of manufacturing of a given part design,

    - predicting the amount a plastic part will shrink or warp during production,

    - optimizing production conditions such as machine temperatures, injection speeds, cooling, times and the locations in a mold to inject the plastic,

    - identifying and providing optimized solutions for adverse variations during production, and

    - providing features which facilitate collaboration over shared media, such as the Internet.

    Prior to 1997, we offered a single product line, Moldflow Plastics Insight
(MPI), which was designed to be used by highly specialized engineers conducting in-depth plastics simulation. Our two new product lines, Moldflow Plastics Advisers (MPA) and Moldflow Plastics Xpert (MPX), can be used by participants in all phases of the design and production process for injection molded plastic parts, many of whom do not specialize in plastic part design. We believe a large, untapped market for our new product lines exists.

    We focus on developing software tools that improve the entire span of product development for injection molded plastic parts to enable our customers to enhance their competitiveness and reduce their costs. We believe we have the widest and most advanced range of software solutions and proprietary technology to address the problems that arise in each phase of the process of designing and manufacturing injection molded plastic parts.

    Our products are used by more than 2,200 customers at more than 2,500 sites in over 50 countries around the world. We sell our products primarily through our direct sales force in North America, Europe and Asia and, to a lesser extent, through original equipment manufacturers and through distributors in defined geographic regions. Representative customers include Baxter International, DaimlerChrysler, DuPont, Fuji Xerox, Hewlett-Packard, Lego, Lucent Technologies, Motorola, Nokia and Samsung. We have distribution arrangements with Parametric Technology Corporation, Structural Dynamics Research Corporation or SDRC, Unigraphics Solutions and CoCreate and resellers of products of SolidWorks, a subsidiary of Dassault Systemes, and Autodesk.

INDUSTRY BACKGROUND

  INJECTION MOLDED PLASTICS INDUSTRY

    From high technology to traditional manufacturing, companies in many industries today make extensive use of plastic materials to produce component parts for their products. The widespread use of plastics as a manufacturing material has occurred because plastic parts can be formed into an almost limitless number of shapes, are relatively inexpensive to manufacture in volume and are easy to assemble. Common consumer products that make extensive use of plastic parts include cellular telephones, personal digital assistants, pagers, automobiles, televisions, cameras, toys and personal computers. The commercial success of each of these products often relies heavily upon reducing the time to bring new products to market, reducing engineering and manufacturing costs, and improving product quality and design.

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    In high technology industries, the use of plastics has become increasingly important as weight, cost and quality are standard points of competitive differentiation. Most importantly, because plastics can be molded into extremely complex shapes, they are uniquely suited for use in high technology products. Products such as cell phones, personal digital assistants or PDAs, and notebook computers have all employed increasingly complex designs characterized by smaller parts, reduced weight, more sophisticated shapes and lower tolerances. These complexities often lengthen the time to market for new products. As product life cycles shrink and time to market becomes increasingly important, successful manufacturers in these industries must design and build products quickly and correctly the first time. In particular, production delays or high product defect rates for manufacturers in rapidly changing industries can represent significant economic and opportunity costs. For example, according to Dataquest analog cellular handset and digital cellular/PCS handset production is forecast to grow from 175 million units in 1998 to 551 million units in 2003.

    The use of plastics also continues to increase in traditional industries such as the automotive industry in large part due to improvements in the injection molding process. Automobile manufacturers frequently find that plastic parts provide the same or superior functionality at a lower cost than other alternatives and permit a single part to replace multiple parts. Reducing the number of parts decreases assembly costs and simplifies the overall product development process. For instance, industry trade journals have reported that DaimlerChrysler predicts that the 75-100 metal parts currently used on a typical car's body structure could be replaced by 6-12 plastic parts on future cars. In addition to cost savings and enhanced part performance, the use of plastics in the automobile industry can yield improvements in other important design criteria such as fuel economy due to the weight savings achieved by using plastics instead of other heavier structural materials. For example, industry trade journals have reported that DaimlerChrysler has recently produced a new hardtop for its Jeep Wrangler model which uses plastics on external components and weighs 23 pounds less than its current production hardtop.

  INJECTION MOLDING PROCESS

    The dominant method for producing plastic parts with complex shapes is injection molding. We believe that in 1999 up to 750,000 injection molding machines were in operation on a worldwide basis. Injection molding involves the injection of molten plastic into a cavity called the mold, usually made of metal, where it is packed under pressure, subsequently cooled, and then ejected, yielding a final part.

    The injection molding process is extremely complex. It requires the matching of part geometry to mold geometry, as well as accommodating varying material, machine, and environmental operating conditions. Not only must the mold cavity be machined precisely to produce the desired shape of the final part, it also must account for shrinkage and warpage of the plastic material as it cools and is ejected. Problems can arise in this process if the molten plastic enters the mold at the wrong temperature, if the locations of the points of entry of the plastic into the mold are mismatched to the design of the part, or if the properties of the chosen plastic are poorly matched to the product's function. Each of these potential problems can cause an excessive number of defective or substandard parts to be produced or require several attempts to remachine the mold.

    The process of designing and producing injection molded plastic parts consists of four distinct steps, the design portion of which can take from several weeks to several months depending on the complexity and other attributes of the part being designed:

    - PART DESIGN--A design engineer, who typically does not specialize in the design of plastic parts, lays out the initial design of the end product, including the plastic components. These

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      design engineers face difficult plastic-related decisions which often fall outside of their area of specialization, including:

       - selecting a plastic material out of which the plastic portion of the product will be made from among the thousands of plastic materials currently available,

       - estimating the strength and rigidity of the part,

       - designing the part with shapes and thicknesses that can be readily produced using injection molding, and

       - completing each of the steps in a cost efficient manner.

    - MOLD DESIGN--After the part has been designed, typically a second engineer designs the mold into which injection molding machines can pack the selected plastic material to create the part. Designing a mold requires the engineer to estimate many important variables, including the amount the plastic part will warp or shrink and the optimal locations for injecting plastic into the mold. The cost of a mold can vary from as little as a few thousand dollars to more than one million dollars.

    - PRODUCTION SET-UP--After the mold has been designed and built, the mold is fastened into an injection molding machine. A machine operator then adjusts several machine settings, such as machine temperature, injection speed and cooling time until the machine produces a single acceptable part. In many instances, once acceptable parts are made with some frequency, the operator makes little or no effort to improve the machine's set-up to optimize speed or minimize failure rates.

    - PRODUCTION MONITORING--Once commercial production begins, machine operators monitor the injection molding machine's performance, which will vary over time. This variation can be caused by operating conditions which shift as a result of factors such as temperature fluctuations and lot-to-lot variations in the plastic raw material.

    Traditionally, these steps have been carried out through a trial-and-error process which requires a significant amount of guesswork throughout. As a result, the design and development process has been inherently inefficient. An incorrect guess at any step of this process may produce suboptimal parts or require that portions or all of the process be repeated, delaying production and increasing costs.

    The inefficiencies and resulting cost increases occurring in this process are further exacerbated when companies outsource one or more of these steps. Many companies have set up supply chains to match expertise and cost structures to each step of this process and take advantage of available networks to establish "design anywhere, build anywhere" collaborations with suppliers and between divisions across their company. The part design, mold design and production steps often occur in geographically separated facilities. As a result, the iterative process of designing a plastic part is frequently hindered by having to coordinate this process across multiple locations and time zones.

  ABSENCE OF SOFTWARE SOLUTIONS FOR THE INJECTION MOLDED PLASTICS INDUSTRY

    Although many industries have embraced software tools to improve their product design and production processes, we believe that a substantial portion of companies in the injection molded plastics industry continue to employ a trial-and-error process at most steps of the design and development process. We believe this condition exists today primarily because of the limited availability of specific software tools capable of addressing many of the complex and unique issues involved in designing injection molded plastic parts and their molds. In addition, we believe that up to 750,000 injection molding machines are currently in use worldwide and are being operated without integrated software tools which can analyze and improve the efficiency of their production.

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THE MOLDFLOW SOLUTION

    Using our extensive knowledge of designing and manufacturing with plastics, we have developed a suite of software applications which enhance our customers' ability to optimize the design and production process for injection molded plastic parts. Our approach, which we call Process Wide Plastics Solutions, provides our customers with a software tool for each step in this process, from part design through production monitoring, in an integrated environment. Together, our suite of products permit plastics manufacturers for the first time to significantly decrease the guesswork involved in each step of the injection molding process by replacing the traditional trial-and-error process with an automated and integrated process.

    Our products can significantly reduce the time it takes to design plastic parts for injection molding, improve the quality of the plastic part produced and decrease the cost of the production process by:

    - assisting part designers in the selection of a plastic material based on their design criteria,

    - determining the strength and rigidity of a given part design,

    - evaluating the ease of manufacturing a given part design,

    - predicting the amount a part will shrink or warp during production,

    - determining the optimal locations in a mold to inject the plastic material,

    - selecting optimal machine temperatures, injection speeds and cooling times for part production,

    - identifying and providing solutions for adverse variations during production, and

    - providing features which facilitate collaboration over shared media, such as the Internet.

    With direct sales offices and distribution partners worldwide, we believe that we are uniquely positioned to deliver our evolving suite of software tools to customers in any part of the world.

OUR STRATEGY

    We plan to extend our position as the leading provider of software solutions that enhance the design, analysis and manufacture of injection molded plastic parts. Key elements of our strategy are to:

  CAPITALIZE ON MARKET OPPORTUNITY FOR EXPANDED PRODUCT OFFERINGS

    We focus our research and development efforts on developing new products to address unmet market needs. We developed Moldflow Plastics Advisers (MPA), initially released in June 1997 and expanded in 1999, to provide plastic part and mold design solutions to design engineers who are not highly specialized in plastics simulation. Prior to the introduction of MPA, no software solution existed specifically for use by these design engineers for the design of injection molded plastic parts. Our MPA product has contributed significantly to our revenue since its introduction. We developed Moldflow Plastics Xpert (MPX), our newest product line initially introduced in September 1998, to optimize the production set-up and monitoring of injection molding machines. No software solution currently exists with functionality comparable to our MPX product to address this market. We believe MPX represents a significant opportunity for growth and we intend to vigorously pursue this largely untapped market. In addition, we will continue to develop new product lines and expand our existing product lines as opportunities arise.

  EXPLOIT THE INTERNET TO PROVIDE SOLUTIONS TO OUR CUSTOMERS

    We intend to use the Internet to allow users of our products, including part and mold designers, machine operators, suppliers, business customers and outsourcing plants, to share product data and coordinate product design and development on a worldwide basis. Currently, our

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products permit users to produce and access product reports via the Internet which can be viewed with any standard web browser. For example, we intend to use the Internet to:

       - release our MPA product using an application server provider or ASP model, which would permit customers to use our products on demand over the Internet, and

       - create an Internet portal to enable customers to use our MPX product to monitor the injection molding process, including machine efficiency and production data, from anywhere in the world.

  FOCUS ON DIRECT SELLING MODEL

    We believe that a key element of our success over the last two years has been our focus on creating a highly effective direct sales organization. Most of our products are sold through this organization, which encompassed 28 sales associates employed at sales offices located in nine countries as of March 1, 2000. Over the last two years, we have implemented a new sales model which involves teaming each sales associate with an engineer. Each team works together to conduct a thorough evaluation of potential customers' design and manufacturing processes and provide them with a detailed analysis of the cost savings our products could produce.

  EXPAND OUR GLOBAL PRESENCE

    We will continue to build on our existing global presence in sales, support and research and development, which we believe provides us with a competitive advantage. We maintain direct sales and support offices in the United States, Australia, United Kingdom, France, Germany, Italy, Sweden, Korea and Japan. In addition, we extend our geographic coverage by selling our products through over 100 distributors worldwide. Our research and development process involves approximately 50 research and development personnel located at our United States, Australia and United Kingdom facilities. Our personnel share software code among these facilities, and are able to electronically update colleagues in most cases every two hours and, at a minimum, at the end of each team's working day. As a result, our research and development continues on an around-the-clock basis. We believe that this geographically dispersed, team-oriented approach to product development and delivery helps us to bring new products to market faster.

  SELECTIVELY ENGAGE IN ACQUISITIONS AND STRATEGIC RELATIONSHIPS

    We intend to selectively engage in acquisitions and enter into strategic relationships to accelerate the implementation of elements of our strategy. We may pursue acquisitions, partnerships or licensing arrangements to obtain technology to improve or broaden our product offerings if we determine that to do so would be more cost effective or timely than developing our own.

OUR PRODUCTS

    We offer software solutions for all phases of designing and manufacturing injection molded plastic parts. We have categorized our product offerings into three distinct families, the Moldflow Plastics Advisers (MPA) series for part design and high-level mold design, the Moldflow Plastics Insight (MPI) series for more in-depth mold design and the Moldflow Plastics Xpert (MPX) series for production set-up and production monitoring. Our products employ complex and proprietary mathematical concepts. For example, our MPA and MPI products employ our patent-pending Dual Domain technology, which permits users to conduct complex plastic flow simulations using the solid models created by their design modeling software. As a result, users can eliminate the otherwise necessary, time consuming and error prone step of creating a different type of model based upon the part geometry contained in the solid model's database. Our products run on the most widely used computing platforms and operating systems, including various versions of Windows and UNIX.

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  MOLDFLOW PLASTICS ADVISERS

    Our MPA series provides part and mold designers with applications that permit them to quickly check the ultimate manufacturability of their designs at an early stage in the design process. We have designed MPA to input its results directly into MPX to enhance the efficiency of machine set-up. The MPA series consists of two products:

        PART ADVISER is a user-friendly application which enables product designers without expertise in designing plastic parts to address key manufacturing concerns in the preliminary design stage. Part Adviser offers practical advice for the broad range of problems it identifies without the need to consult with engineers who specialize in plastic part design. For the first time, part designers are able to receive rapid feedback on the extent to which a number of factors, including modifications such as part geometry, material selection or plastic fill locations affect the manufacturability of a plastic part. In addition, Part Adviser permits the designer to instantly share information with fellow team members across the Internet.

        MOLD ADVISER extends the capabilities of Part Adviser to permit the mold designer to layout and analyze an optimal mold. This product eliminates the need to design and build molds through trial-and-error, enabling a mold designer to create molds quickly and efficiently.

    The following is an example of how one of our customers has used MPA:

    POLAROID CORPORATION, a producer of instant and digital imaging products, recently used our MPA product in the design of its new digital microscope camera product. Among the many challenges faced by Polaroid in designing their product was the modification of an existing mold used to produce the camera's shutter.

    - Polaroid estimated that the use of our MPA product reduced their overall product development time by 50% and enabled them to take the digital microscope camera product from concept to market in only nine months.

    - Polaroid design engineers were able to verify that the existing mold could be modified to reflect the design of the new shutter and produce parts of acceptable quality.

  MOLDFLOW PLASTICS INSIGHT

    The MPI series contains our broadest set of predictive capabilities for injection molding for use by highly specialized design engineers. The MPI series assists design engineers in determining the optimal combination of part geometry, material choice, mold design and processing parameters to produce quality finished products. MPI allows the optimization of the variables which remain in the mold designer's control to adjust. For instance, a mold designer often receives a part design and is not permitted to make changes to the design, but rather must create a mold design and a set of operating conditions best suited for the part as designed. MPI may also be used in connection with a completed mold which was poorly designed and is producing defective parts at an unacceptable rate. In these cases, MPI can be used to find the best possible operating conditions for the mold-part combination to minimize the defects. The results generated by our MPI products can be input directly into our MPX product to reduce machine set-up time.

    All applications in the MPI series use an integrated environment which permits users to easily import all of the most commonly used types of computer-generated models, select and compare material grades, prepare models for analysis, sequence a series of analysis jobs, undertake advanced analysis post-processing and use Internet-based capabilities to enhance collaboration with team members. In these applications, we believe that we offer the broadest integration with existing computer-aided design products in the plastics software industry.

        MPI/FLOW predicts the flow and subsequent packing of plastics at the start of the injection molding cycle to enable users to optimize locations for plastic filling and processing conditions,

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    assess possible part defects and automatically determine the dimensions for a balanced feed system for the plastic material.

        MPI/COOL is used to design cooling circuits and a mold block around a part to optimize mold design by adjusting the size and locations of the cooling circuits. Because many warpage problems result from improper cooling design, using MPI/COOL for mold designs enhances ultimate product quality. MPI/COOL also enables all the benefits of mold cooling analysis to be applied to gas injection molded parts.

        MPI/WARP AND MPI/SHRINK predict and identify the cause and amount of warpage and shrinkage in plastic parts. The mathematical tools incorporated in these products permit the user to analyze warpage for the more than 4,500 plastics materials in our database.

        MPI/FUSION allows users to work directly from three-dimensional solid models to perform detailed calculations. Based upon the same patent pending technology at the core of the MPA series of products, MPI/FUSION permits more rapid investigation into the characteristics of the plastic parts and molds being analyzed.

        MPI/FLOW3D uses a fully three-dimensional meshing and solving technology to analyze thick plastic parts. The majority of the MPI modules are focused on the broadest class of plastic parts, those that are termed thin wall. There are plastic parts, however, that are very thick or have widely varying thicknesses throughout. Until the development of MPI/FLOW3D, creators of these types of products had no commercially viable product alternative to investigate the filling process to produce better parts and molds.

        MPI/STRESS predicts the structural integrity of plastic components under stress to quickly predict whether initial concept designs meet desired structural requirements and whether the part will permanently deform if put under load. The stress analysis calculates the amount of force which will cause buckling and predicts the final buckled shape.

        MPI/FIBER utilizes sophisticated visualization tools to provide insight into the part's properties by allowing the user to see how fiber alignment varies throughout the part's layers. The fiber analysis also predicts the effects of fiber orientation. The effects of plastic flow on fiber orientation have a significant impact on the mechanical and structural properties of fiber filled plastic injection molded parts. Plastics are often filled with various forms and quantities of fibers to tailor the material's operating characteristics, such as strength or resistance to bending.

        MPI/OPTIM automatically determines the optimum processing conditions to be set for a specific part on an injection molding machine to produce a part of acceptable quality. These results may be used as input for MPX to ensure molding machine setup is as quick and efficient as possible. The results may also be used in isolation, as an input to assist the operator in finding the best settings for a specific machine to produce the desired parts.

        MPI/GAS provides predictive capabilities for the gas injection molding process. The gas injection molding process is very similar to the injection molding process described earlier but the machine produces an injection of air, timed within the filling phase to follow the injection of plastic, to produce wider, but hollow, channels within the part. These channels add structural rigidity to the end product that is often desirable for large parts such as television casings and lawn furniture.

        MPI/TSETS provides tools to simulate the major thermoset molding processes. Thermoset materials are a type of plastic which are used for products which must withstand higher temperatures without alteration in their material properties. Because other plastics may deform when exposed to high temperatures, thermoset materials are used for a variety of plastic parts such as chip holders in integrated circuits, distributor caps and other automotive engine components and electrical outlets.

    The following is an example of how one of our customers has used MPI:

    HEWLETT-PACKARD COMPANY used our MPI product in the design of a model in its HP Deskjet line of inkjet computer printers. Approximately 60% to 80% of the mechanical parts used in these printers are injection molded plastic parts. After using our MPI product, Hewlett-Packard determined that the cavity through which plastic was fed into the mold for one of its parts was wider than necessary and resulted in the mold taking longer to fill with plastic.

    - Hewlett-Packard was able to modify the mold by narrowing the cavity, resulting in a reduction in the amount of time required to produce each part by approximately 15 seconds, or 30%.

    - Hewlett-Packard estimated that this time savings would reduce their annual production costs by $1.1 million.

 MOLDFLOW PLASTICS XPERT

    Our MPX product attaches to injection molding machines to monitor and control the manufacturing process. MPX addresses common shop floor issues such as machine set-up, process optimization and production part quality monitoring. MPX interacts directly with the molding machine's built-in controller to provide optimized process correction. With MPX, engineers and die-setters can consistently and systematically set up molds, identify a robust molding window and monitor production. MPX can be used with substantially all injection molding machines and provides operators with a single, intuitive user interface, minimizing the need for machine-specific operator training. In addition, MPX gives real-time feedback, providing a mechanism for rapid manual or automatic process adjustments. We designed MPX to reduce mold set-up times and to optimize the efficiency of the part production cycle. Our MPX product consists of three integrated modules:

        SETUP XPERT enables systematic mold set-up from starting points generated by MPA, MPI or operator inputs, independent of operator and location. Setup Xpert optimizes the molding cycle and maximizes the usage of machine capabilities without requiring the operator to have in-depth knowledge of the individual machine or process. Setup Xpert quickly sets up and optimizes each machine, while ensuring that each operator uses the same set-up procedures.

        MOLDSPACE XPERT establishes a defined range of operating conditions within which acceptable quality parts will be produced. Moldspace Xpert can reduce to a few minutes an optimization task that previously took several hours or was not performed. The identification of a defined range of operating conditions is one of the key steps in being able to determine what operating conditions can be used by the machine to prevent scrap and machine downtime.

        PRODUCTION XPERT graphically monitors variables specific to the injection molding process and automatically evaluates the quality of the production process. In addition, Production Xpert spots problems and either provides suggestions on how to correct the process or makes the necessary changes.

    The following is an example of how one of our customers has used MPX:

    MONTBLANC-SIMPLO GMBH designs and sells the Montblanc brand of premium pens. Montblanc-Simplo employs injection molding to manufacture the outer casings of many styles of pens. Their machine operators were experiencing difficulty identifying the precise machine operating conditions.

    - Montblanc has been able to reduce the scrap rate of pen casings by 50% without significantly altering the time required to manufacture each casing.

    - Montblanc estimated that it has been able to reduce its production set-up times and reset-up times by approximately 60% with an equivalent reduction in wasted material.

OUR CUSTOMERS

    Our products are used at more than 2,500 user sites in more than 2,200 companies, which are located in over 50 countries spanning the globe. Representative customers in various industries include:

AUTOMOTIVE                                     MATERIAL SUPPLIERS
----------                                     -----------------
DaimlerChrysler AG                             Bayer AG
DENSO Corporation                              The Dow Chemical Company
Ford Motor Company                             Eastman Chemical Company
Hyundai Business Group                         E. I. duPont de Nemours and Company
Solvay SA                                      M. A. Hanna Company
Valeo SA                                       MEDICAL
Volkswagen AG                                  -------
TOYS                                           Abbott Laboratories
----                                           Baxter International, Inc.
Hasbro, Inc.                                   Becton Dickinson and Company
The Lego Group                                 OTHER/MULTIPLE INDUSTRIES
Mattel, Inc.                                   ------------------------
ELECTRONICS                                    Fisher & Paykel Industries Limited
----------                                     Honeywell International, Inc.
The Framatome Group                            LG Group
Fuji Xerox Co., Ltd.                           Minnesota Mining and Manufacturing (3M)
Hewlett-Packard Company                        Montblanc-Simplo GmbH
Lucent Technologies, Inc.                      Polaroid Corporation
Motorola, Inc.                                 Samsung Group
Nokia Corporation
Siemens AG
Tyco International Inc.

SALES AND MARKETING

    We distribute our products and services primarily through a direct sales organization. As of March 1, 2000, our direct sales organization consisted of 28 sales associates, who operated out of offices located in Australia, France, Germany, Italy, Japan, Korea, Sweden, the United Kingdom and the United States. Our direct sales model involves pairing a sales associate and an engineer to form a single sales team. These teams work together to conduct a thorough evaluation of potential customers' design and manufacturing processes and provide the potential customers with a detailed analysis of the cost savings our products could produce in a selected aspect of their business. Based upon the success of this sales model to date in increasing sales as well as the awareness among our potential customers of our products, we intend to continue building our direct sales organization worldwide.

    To supplement the efforts of our direct sales organization, we also sell our products through marketing and distribution arrangements with several design software vendors as an integrated application on their solid modeling design systems. For example, Parametric Technology Corporation incorporates our MPA product in a module of its Pro/ENGINEER product, which they call Pro/PLASTIC ADVISOR, Structural Dynamics Research Corporation or SDRC sells our MPA product as well as many modules contained within our MPI family of products, and Unigraphics Solutions, Inc. sells our MPA product. Several distributors of SolidWorks Corporation, a subsidiary of Dassault Systemes S.A., distribute our MPA product and Autodesk, Inc. has designated us an MAI partner, which gives us access to Autodesk's distribution channel to sell our MPA product. We have retained over 100 distributors to provide worldwide sales coverage to complement our direct sales organization.

CUSTOMER SUPPORT AND OTHER SERVICES

  CUSTOMER SUPPORT AND TRAINING

    We provide customer training on our products and 24-hour customer support. Our customers may access customer support either through our telephone hotline or our website. In addition, our product development staff is available to solve more complex problems.

  CONSULTING SERVICES

    In addition to traditional customer support services, we also provide consulting services to customers who lack employees with the expertise necessary to take advantage of the full capability of our products. We employ design engineers who use our products on behalf of our customers to optimize their part design and production processes. We view providing consulting services as complementary to our core business of selling sophisticated software solutions. Accordingly, we provide consulting services typically in cases where we believe that providing these services will help build relationships with future customers for our software products.

  MATERIAL TESTING SERVICES

    Our material testing group provides testing services to our customers who are seeking accurate, reliable material data on new or existing grades of polymers, measured under a wide range of practical molding conditions. We have established a database containing information on more than 4,500 plastics materials. We conduct this testing at our facility located near Melbourne, Australia, which we have equipped with state-of-the-art equipment and a number of injection molding machines. The research and testing conducted at this facility provides essential data for our full line of software applications.

PRODUCT DEVELOPMENT

    Our product development strategy focuses on ongoing development and innovation of new technologies to increase our customers' productivity and provide solutions that our customers can integrate into their existing computing platforms. We plan to extend our leadership position in plastics simulation technology by continuing to make significant investments in research and development and to maintain our market share by rapidly creating and delivering new product releases to our customers. We intend to take advantage of current and future technology trends, such as the Internet, to ensure our customers are always able to gain incremental competitive advantage in their respective industries.

    Our product development activities take place in facilities located in the United States, Australia and the United Kingdom. We linked the information systems of each of these facilities to provide a continuous development environment, enabling software development to be undertaken 24 hours per day.

    We also fund or participate in a wide assortment of external research and development projects, often being conducted by the world's leading experts in their fields. For instance, we currently have ongoing projects with CEMEF in France and the University of Illinois, two highly regarded centers for plastic material research. In many cases, under these projects we gain access to fundamental research with comprehensive experimentation results. Often the centers agree to restricted publishing rights in order to pursue topics of mutual interest. A partial list of our collaborative partners includes ENSAM (France) for shrinkage, Cranfield University (United Kingdom) for analysis of fiber filled parts, Universities of Leeds, Bradford and Durham (United Kingdom) for fiber orientation measurement, Technical University of Eindhoven (Netherlands) for numerical methods, McGill University (Canada) for material crystallization, University of Sydney (Australia) for fluid mechanics and Nanyang Technological University of Singapore for optimization. We believe that these relationships provide a significant benefit to our product development efforts.

    As of March 1, 2000, our product development staff had 50 employees, most of whom hold advanced degrees and have industry experience in engineering, mathematics, computer science or related disciplines. We seek to recruit highly skilled employees, and our ability to attract and retain such employees will be a principal factor in our success in maintaining our leading technological position. We believe that such investments in research and development are required in order for us to remain competitive and we believe our cadre of software developers and our worldwide development capabilities represent a significant competitive advantage.

COMPETITION

    The markets into which our products are sold are highly competitive. We compete with many companies engaged in selling software solutions to companies engaged in product development and manufacturing. We also face competition from materials vendors, injection molding machine manufacturers and small vendors, such as independent engineering consultants. In addition, new competitors may arise as we introduce new products into the marketplace. We believe that we have the widest and most advanced range of software solutions and proprietary technology to address the problems that arise in each phase of the process of designing and manufacturing injection molded plastic parts. Although we have a large number of current and potential competitors, we do not believe that any competitor other than C-Mold currently constitutes a major competitor with respect to any of our current product offerings.

    The entrance of new competitors would be likely to intensify competition in all or a portion of the markets in which we compete. Some of our current and possible future competitors have greater financial, technical, marketing and other resources than we do, and some have well established relationships with our current and potential customers. Alliances among competitors may emerge and rapidly acquire significant market share. Moreover, competition may increase as a result of software industry consolidation.

    We believe that the principal competitive factors affecting our market include:

    - speed of innovation,

    - ease of use,

    - flexibility,

    - quality,

    - ease of integration into or communication with computer-aided design systems,

    - compatibility across computer platforms,

    - range of supported computer platforms,

    - performance,

    - price and cost of ownership,

    - customer service and support,

    - company reputation and financial viability, and

    - effectiveness of sales and marketing efforts.

    We believe that we compete effectively on these factors.

TECHNOLOGY AND PROPRIETARY RIGHTS

    Our proprietary technology applies general mathematical models describing the behavior of plastics as fluids under conditions of heat and pressure to the real world environment of plastic polymers and injection molding machines. We believe that our broad range of proven numerical methods represents considerable intellectual property and that these trade secrets are difficult to reproduce. We own all of the core technology used in our products and license only assorted peripheral software that facilitates the operation of our products' core functions. We do not believe that the loss of any of these licenses would harm our business operations or result in the loss of a significant amount of revenue.

    We engage in a regular review of our proprietary technology to determine the optimal method of protecting such technology. We have been granted a patent on portions of our technology and have filed both U.S. and international applications with respect to other technologies. We view these patents as one important way of protecting our key intellectual property that may not be protected by the use of other methods. However, we do not view any patent or patent application to be material to our business. We may not obtain any of the patents for which we have applied and may not be able to enforce any patents we currently hold or obtain in the future.

    We rely on a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to protect the unpatented proprietary technology contained in our products. We distribute our software under software license agreements that typically grant customers nonexclusive, nontransferable licenses to use our products. These agreements usually restrict use of the licensed software to our customer's internal operations on designated computers at specified sites unless the customer obtains a site license for the customer's use of the software, and are subject to terms and conditions prohibiting unauthorized reproduction or transfer of the software.

    For certain software such as the MPA series, we rely primarily on "shrink-wrapped" or "click-wrapped" licenses that are not signed by licensees and therefore may be unenforceable under the laws of certain jurisdictions.

    We also seek to protect the source code of our software through trade secret and copyright law. We have obtained or applied for United States federal trademark mark protection for Moldflow, MPI, MPA, MPX and a number of other trademarks and logos. We have also applied for or obtained trademark registrations of these key marks in a number of foreign jurisdictions and are in the process of seeking trademark registrations in other foreign countries.

    We require our employees and consultants to sign a confidentiality and non-competition agreement. Under these agreements, our employees agree not to disclose trade secrets or confidential information and agree not to engage in or be connected with any business that is competitive with our business while employed by us, and in some cases for specified periods thereafter. Within these agreements, employees also agree that any products or technology they create during the term of their employment are our property.

    Despite these precautions, misappropriation of our technology may occur. Further, patent, trademark, copyright and trade secret protection may not be available for our products in every country.

    The software development industry is characterized by rapid technological change. Therefore, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more important to establishing and maintaining a technology leadership position than the various legal protections of our technology which may be available.

    We seek to monitor the public records in order to become aware of any potentially conflicting proprietary rights. To date, we have not received any notification that any of our products infringe on the proprietary rights of third parties. We can not assure you, however, that third parties will not claim such infringement by us or our licensors with respect to current or future products. We expect that software product developers will increasingly be subject to such claims as the number of products and competitors in our market segment grows and the product functionality in different market segments overlaps. In addition, patents on software and business methods are becoming more common and we expect that more patents will issue in our technical field. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Moreover, such royalty or licensing agreements, if required, may not be on terms acceptable to us.

    We integrate third-party software into our products. This software may not continue to be available on commercially reasonable terms. If we cannot maintain licenses to this third-party software, distribution of our products could be delayed until equivalent software could be developed or licensed and integrated into our products. This could cause delays in our product sales and development efforts.

EMPLOYEES

    As of March 1, 2000, we had 163 employees, 55 of whom resided in Australia, 42 of whom resided in the United States, 15 of whom resided in the United Kingdom and 51 of whom resided in other countries. None of our employees is subject to any collective bargaining agreement. We believe that our relationship with our employees is good.

FACILITIES

    We operate out of two primary facilities. We lease a 7,900 square foot office in Lexington, Massachusetts pursuant to a 5-year lease that expires in November 2001. The Lexington facility is our corporate headquarters. Personnel located at the Lexington facility include most of our senior management team, some of our North American sales force, some product marketing and development personnel and some finance and administration personnel. We also own an 18,100 square foot office building set on approximately 15 acres in the Kilsyth suburb of Melbourne, Australia. Personnel located at our Melbourne facility include members of our software development and research team, our materials testing personnel and a portion of our Asia Pacific sales force. We also maintain an office containing a smaller group of our sales, administrative and software development personnel in the United Kingdom as well as direct sales offices in Korea, Japan, Sweden, Germany, Italy and France. We had aggregate lease payments of $664,000 in our 1999 fiscal year.

LEGAL PROCEEDINGS

    In February 1999, we filed suit in the United States District Court for the Northern District of New York against a former employee, Leonid K. Antanovskii, and his current employer, C-Mold. We are seeking immediate and permanent injunctive relief and monetary damages arising from the alleged theft and misappropriation of some of our trade secrets. Specifically, we allege misappropriation of trade secrets, proprietary information and confidential information, breach of contract, breach of implied covenant of good faith, breach of fiduciary duty, aiding and abetting a breach of fiduciary duty, unfair competition, interference with contractual relations, fraud, civil conspiracy and unjust enrichment. On February 28, 1999, the court issued a preliminary injunction prohibiting Mr. Antanovskii and C-Mold from using or disclosing our confidential and trade secret information. On January 11, 2000, the court denied C-Mold's motion to vacate the preliminary injunction and ordered that it remain in place. On the same date the court also held Mr. Antanovskii and C-Mold in contempt of court and ordered sanctions, including the award of attorneys' fees in connection with the motion, against Mr. Antanovskii and C-Mold.

    In March 1999, C-Mold filed counterclaims against us alleging that we had violated federal antitrust laws, committed defamation and trade libel and tortiously interfered with C-Mold's prospective business advantage. Specifically, C-Mold alleges that we have engaged in predatory and anticompetitive conduct in an attempt to monopolize the market for computer software for use in simulating, modeling and analyzing the design and manufacture of plastic injection molded articles or products and their corresponding molds, particularly in full three-dimensional geometry. C-Mold alleges antitrust violations based on bad faith assertion of a trade secret claim and predatory pricing. In addition, C-Mold claims that we made certain disparaging comments regarding C-Mold's products and its business. C-Mold has requested that the court awards costs, attorneys' fees, injunctive relief and monetary damages. We filed a motion to dismiss the amended counterclaims in July 1999 and all discovery with respect to the counterclaims was stayed. On January 26, 2000, the court granted our motion to dismiss these counterclaims in part and denied it in part. All aspects of the litigation are currently being held in abeyance upon agreement of the parties, in connection with our pending acquisition of C-Mold. If the acquisition is completed, this litigation will be dismissed with prejudice by the agreement of all parties. If for any reason our acquisition of C-Mold is not completed, we expect that the litigation will resume.

    In the event that the litigation resumes, we intend to vigorously defend against the remaining counterclaims. We believe that the counterclaims are without merit.

    We have incurred and may continue to incur significant expenses in the course of pursuing our claims in this case and defending the counterclaims made against us. For the year ended June 30, 1999 and the six months ended
January 1, 2000, our litigation expenses were $620,000 and $530,000.

    From time to time we may be involved in other disputes and litigation matters that arise in the ordinary course of business.

PENDING ACQUISITION

    On February 11, 2000, we entered into a definitive agreement to acquire C-Mold. C-Mold has developed software that is complementary to our current product offerings in the areas of part design and in-depth plastics simulation. In particular, we believe the acquisition of C-Mold will enhance our development capabilities and enable us to broaden our product lines into adjacent markets more quickly. C-Mold had $7.7 million in revenue for the fiscal year ended September 30, 1999. The purchase price will be $11.0 million in cash. The acquisition is subject to a number of closing conditions, including completion of our business and financial review of C-Mold, delivery by C-Mold of disclosure schedules in a form satisfactory to us, settlement of our outstanding litigation with C-Mold, approval by C-Mold's stockholders and our obtaining financing for the acquisition. We anticipate that the acquisition will close on or prior to May 31, 2000. However, our acquisition of C-Mold may not be completed.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers and directors and their positions and ages as of March 1, 2000 are as follows:

NAME                                       AGE      POSITION
----                                     --------   --------
Marc J. L. Dulude......................     39      President, Chief Executive Officer and Director
Suzanne E. Rogers......................     42      Vice President of Finance and Administration, Chief
                                                      Financial Officer and Treasurer
A. Roland Thomas.......................     41      Vice President of Research and Development and
                                                    Director
Richard M. Underwood...................     45      Vice President of Sales
Kenneth R. Welch.......................     42      Vice President of Marketing
Charles D. Yie(1)......................     41      Chairman of the Board of Directors
Julian H. Beale(1)(2)..................     65      Director
Roger Brooks(2)........................     55      Director
Richard A. Charpie, Ph.D...............     47      Director
Robert P. Schechter(2).................     51      Director

------------------------

(1) Member of the compensation committee

(2) Member of the audit committee

    MARC J. L. DULUDE has served as our President and Chief Executive Officer and as a director of Moldflow since May 1996. Prior to joining Moldflow, Mr. Dulude served in various positions with and most recently as the Senior Vice President of Marketing of Parametric Technology Corporation, a computer-aided design software company, from 1991 to May 1996, and in various positions with the Bell-Northern Research division of Northern Telecom, a telecommunications company, from 1987 to 1991. Mr. Dulude holds Bachelor and Master of Mechanical Engineering degrees from Carleton University in Canada.

    SUZANNE E. ROGERS has served as our Vice President of Finance and Administration, Chief Financial Officer and Treasurer since September 1996. Before joining Moldflow, Ms. Rogers served as the Vice President of Finance and Chief Financial Officer from November 1994 to September 1996 and as the Controller from May 1993 to November 1994 of Scitex America Corp., a subsidiary of Scitex Corporation Ltd., a graphic arts systems manufacturer, in various positions with Autographix, a graphic workstation manufacturer, from 1991 to 1993 and as the Director of Finance of MRS Technology, a micro-lithography equipment manufacturer, from 1987 to 1991. Ms. Rogers is a certified public accountant.

    A. ROLAND THOMAS has served as a director of Moldflow since November 1989, our Vice President of Research and Development since January 1997 and has served in various other positions with Moldflow since 1982. Mr. Thomas holds a Bachelor of Mechanical Engineering degree from the Royal Melbourne Institute of Technology.

    RICHARD M. UNDERWOOD has served as our Vice President of Sales since October 1997. Prior to joining Moldflow, Mr. Underwood served in various positions with and most recently as the Vice President of Sales Operations of Parametric Technology Corporation from 1990 to October 1997.

    KENNETH R. WELCH has served as our Vice President of Marketing since November 1996. Prior to joining Moldflow, Mr. Welch served as the Director of AutoCAD Product Marketing for Autodesk, Inc., a computer-aided design software company, from September 1995 to November 1996, Vice President of Sales and Marketing of Visual Kinematics, an original equipment manufacturer of software tools, from June 1994 to September 1995, and the Director of Product Marketing of Rasna Corporation, a computer-aided engineering software company, from 1989 to June 1994. Mr. Welch holds Bachelor and Master of Science degrees in Civil Engineering from the University of California at Davis.

    CHARLES D. YIE has served as the Chairman of our board of directors since August 1996 and as a director since December 1995. He joined Ampersand's predecessor in 1985 and serves as a General Partner of all Ampersand's active partnerships. Mr. Yie has served as a director of more than twelve public and private companies and currently serves as a director of Intelligent
Controls, Inc., an electronic measurement systems manufacturer serving the petroleum industry, and various privately-held companies. Mr. Yie holds a B.S. in Electrical Engineering and an M.S. in Management from the Massachusetts Institute of Technology.

    JULIAN H. BEALE has served as a director of Moldflow since September 1996. Mr. Beale is a private investor and a principal of JTC Investment Management Pty. Ltd. Mr. Beale served as a member of Australia's federal Parliament from 1984 to 1996.

    ROGER BROOKS has served as a director of Moldflow since October 1998.
Mr. Brooks has served as the President and Chief Executive Officer and a director of Intelligent Controls, Inc. since May 1998. Previously, Mr. Brooks served as President and Chief Executive Officer and a director of Dynisco Inc., an instrumentation and equipment company, from 1984 through 1996.

    RICHARD A. CHARPIE, PH.D. has served as a director of Moldflow since December 1995. Dr. Charpie joined Ampersand Ventures' predecessor in 1980 and led its activities beginning in 1983. The Managing General Partner of all of Ampersand's active partnerships, he founded the firm in 1988 and structured its spinoff from PaineWebber. Dr. Charpie has served as a director of more than thirty-five public and private companies and currently serves as a director of TriPath Imaging, Inc., a medical products company, V. I. Technologies, Inc., a developer of blood products and systems, and various privately-held companies. Dr. Charpie holds an M.S. degree in Physics and a Ph.D. in Applied Economics and Finance from the Massachusetts Institute of Technology.

    ROBERT P. SCHECHTER has served as a director of Moldflow since
January 2000. Mr. Schechter has served as President and Chief Executive Officer of Natural MicroSystems, a telecommunications enabling technology company, since April 1995 and its chairman since March 1996. Prior to joining Natural MicroSystems, Mr. Schechter served in various positions with and most recently as the Senior Vice President of the International Business Group of Lotus Development Corporation, a software company, from 1987 to March 1994.
Mr. Schechter also serves as a director of Infinium Software, Inc., an application software company.

BOARD COMPOSITION

    Following the closing of this offering, our board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Our board of directors will consist of Messrs. Schechter, Thomas and Yie as Class I directors, whose term of office will continue until the 2000 annual meeting of stockholders, Messrs. Beale and Dulude as Class II directors, whose term of office will continue until the 2001 annual meeting of stockholders, and Messrs. Brooks and Charpie as Class III directors, whose term of office will continue until the 2002 annual meeting of stockholders. At each annual meeting of stockholders, a class of directors will be elected for a three-year term.

BOARD COMMITTEES

    Effective upon the closing of this offering, our board of directors will reconstitute the audit committee and compensation committee.

    AUDIT COMMITTEE. The members of the audit committee will be responsible for recommending to the board of directors the engagement of our outside auditors and reviewing our accounting controls and the results and scope of audits and other services provided by our auditors. All of the members of the audit committee will be independent directors.

    COMPENSATION COMMITTEE. The members of the compensation committee, a majority of whom will be independent directors, will be responsible for reviewing and recommending to the board of directors the amount and type of consideration to be paid to senior management, administering our stock option plans and establishing and reviewing general policies relating to compensation and benefits of employees.

DIRECTOR COMPENSATION

    Directors who are employees receive no additional compensation for their services as directors. Non-employee directors receive a $2,000 quarterly fee for their service as directors and $250 for each meeting of a committee of the board of directors they attend. Non-employee directors are also eligible to participate in the 2000 Stock Option and Incentive Plan. The 2000 Stock Option and Incentive Plan contains a formula under which each non-employee director will receive an option to acquire 10,000 shares of common stock upon initial election to the board. Non-employee directors will also receive an option to acquire an additional 10,000 shares of common stock following the 2002 annual meeting of stockholders and at every second annual meeting of stockholders thereafter. Mr. Schechter received an option to acquire 10,000 shares upon his election on January 20, 2000 and Messrs. Beale, Brooks, Charpie and Yie will each receive options to acquire 10,000 shares of common stock concurrently with the effectiveness of this offering.

EXECUTIVE COMPENSATION

    The following table sets forth the total compensation paid or accrued in the fiscal year ended June 30, 1999 to our Chief Executive Officer and the four other most highly compensated executive officers, each of whose aggregate compensation exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                           ANNUAL COMPENSATION                  COMPENSATION
                                -----------------------------------------      --------------
                                                                                   NUMBER
                                                                               OF SECURITIES
                                                              OTHER              UNDERLYING            ALL
                                                             ANNUAL               OPTIONS             OTHER
NAME                             SALARY       BONUS       COMPENSATION            GRANTED         COMPENSATION
----                            ---------   ---------   -----------------      --------------   -----------------
Marc J. L. Dulude.............  $215,000     $35,000              --               131,250           $26,563(1)
  President and Chief
  Executive Officer
Suzanne E. Rogers.............   133,000      20,000              --                35,417            10,400(2)
  Vice President of Finance
  and Administration, Chief
  Financial Officer and
  Treasurer
Richard M. Underwood..........   120,000          --         $97,000(3)             22,917            17,321(2)
  Vice President of Sales
A. Roland Thomas..............    96,880      19,407              --                25,000            22,150(4)
  Vice President of Research
  and Development
Kenneth R. Welch..............   133,000      17,500              --                33,333            10,400(2)
  Vice President of Marketing

------------------------------
(1) Includes $12,000 as a car allowance, $10,500 in contributions by Moldflow to Mr. Dulude's 401(k) account, and $4,063 representing life insurance and disability insurance purchased for Mr. Dulude's benefit.

(2) Constitute contributions by Moldflow to the executive officers' 401(k) accounts.

(3) Constitutes sales commissions.

(4) Includes $9,057 in contributions to Mr. Thomas' retirement plan account and $13,093 as a car allowance.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information regarding stock options granted during fiscal 1999 to the executive officers listed in the Summary Compensation Table. The exercise price per share of each option was equal to the fair market value of the common stock as of the grant date as determined by the board of directors.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                  INDIVIDUAL GRANTS
                                ------------------------------------------------------   POTENTIAL REALIZABLE
                                                                                           VALUE AT ASSUMED
                                                                                            ANNUAL RATES OF
                                 NUMBER OF    PERCENT OF TOTAL   EXERCISE                     STOCK PRICE
                                SECURITIES        OPTIONS        OR BASE                     APPRECIATION
                                UNDERLYING       GRANTED TO       PRICE                   FOR OPTION TERM(3)
                                  OPTIONS       EMPLOYEES IN       ($/      EXPIRATION   ---------------------
NAME                            GRANTED(1)     FISCAL YEAR(2)     SHARE)       DATE         5%          10%
----                            -----------   ----------------   --------   ----------   ---------   ---------
Marc J. L. Dulude.............     16,667           4.52%         $0.72     8/14/2006    $  5,729    $ 13,723
                                  114,583          31.07           6.00     6/15/2007     328,251     786,217
Suzanne E. Rogers.............     10,417           2.82           0.72     8/14/2006       3,581       8,577
                                   25,000           6.78           6.00     6/15/2007      71,618     171,538
Richard M. Underwood..........      2,083           0.57           0.72     8/14/2006         716       1,715
                                    2,083           0.57           1.20     1/21/2007       1,194       2,859
                                    2,083           0.57           4.80     4/22/2007       4,774      11,434
                                   16,667           4.52           6.00     6/15/2007      47,749     114,368
A. Roland Thomas..............     25,000           6.78           6.00     6/15/2007      71,618     171,538
Kenneth R. Welch..............      8,333           2.26           0.72     8/14/2006       2,865       6,862
                                   25,000           6.78           6.00     6/15/2007      71,618     171,538

------------------------

(1) Subject to each executive officer's continued employment with Moldflow, 25% of the options in each option grant vest on the first anniversary of the date of the grant and the remaining options vest in equal quarterly installments through the fourth anniversary of the date of the grant. In addition, these options also vest in full upon any change of control of Moldflow as defined in the options.

(2) Based on an aggregate of 368,480 options granted to employees in fiscal
    1999.

(3) The amounts shown as potential realizable value illustrate what might be realized upon exercise immediately prior to expiration of the option term using the 5% and 10% appreciation rates compounded annually as established in regulations of the Securities and Exchange Commission.

    The following table sets forth the potential realizable value of the options granted to the listed executive officers using the initial public offering price of $13.00 per share:

                                            POTENTIAL REALIZABLE VALUE AT
                                               ASSUMED ANNUAL RATES OF
                            NUMBER OF       STOCK PRICE APPRECIATION FOR
                            SECURITIES               OPTION TERM
                            UNDERLYING      -----------------------------
                         OPTIONS GRANTED         5%              10%
                         ----------------   -------------   -------------
Marc J. L. Dulude......       16,667         $   308,122     $   452,453
                             114,583           1,513,289       2,505,547
Suzanne E. Rogers......       10,417             192,578         282,787
                              25,000             330,173         546,666
Richard M. Underwood...        2,083              38,508          56,547
                               2,083              37,508          55,547
                               2,083              30,010          48,048
                              16,667             220,133         364,473
A. Roland Thomas.......       25,000             330,173         546,666
Kenneth R. Welch.......        8,333             154,052         226,213
                              25,000             330,173         546,666

    The potential realizable value is not intended to predict future appreciation of the price of our common stock. The values shown do not consider non-transferability, vesting or termination of the options upon termination of the employee's employment relationship with us.

FISCAL YEAR-END OPTION VALUES

    The following table sets forth information concerning the number and value of unexercised options to purchase common stock held as of June 30, 1999 by the executive officers listed in the Summary Compensation Table. There was no public trading market for our common stock as of June 30, 1999. Accordingly, the values of the unexercised in-the-money options have been calculated on the basis of the estimated fair value of our common stock at June 30, 1999 of $6.00 per share, less the applicable exercise price multiplied by the number of shares which may be acquired on exercise. None of the executive officers listed in the Summary Compensation Table exercised any stock options in fiscal 1999.

          AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                               NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                              UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                            OPTIONS AT FISCAL YEAR-END          AT FISCAL YEAR-END
                                          -------------------------------   ---------------------------
NAME                                      EXERCISABLE       UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                      -----------       -------------   -----------   -------------
Marc J. L. Dulude.......................         --            131,250        $    --        $ 88,002
Suzanne E. Rogers.......................         --             35,417             --          55,002
Richard M. Underwood....................         --             22,916             --          23,496
A. Roland Thomas........................     17,392             69,494         98,091         152,855
Kenneth R. Welch........................         --             33,333             --          43,998

2000 STOCK OPTION AND INCENTIVE PLAN

    Our board of directors has adopted and our stockholders have approved the 2000 Stock Option and Incentive Plan. The 2000 Stock Option and Incentive Plan allows for the issuance of up to 2,000,000 shares of common stock plus an additional amount equal to 20% of any net increase in the total number of shares of common stock outstanding after this offering. Our compensation committee will administer the 2000 Stock Option and Incentive Plan.

    Under the 2000 Stock Option and Incentive Plan, our compensation committee may:

    - grant incentive stock options,

    - grant non-qualified stock options,

    - grant stock appreciation rights,

    - issue or sell common stock with vesting or other restrictions, or without restrictions,

    - grant rights to receive common stock in the future with or without vesting,

    - grant common stock upon the attainment of specified performance goals, and

    - grant dividend rights in respect of common stock.

These grants and issuances may be made to officers, employees, directors, consultants, advisors and other key persons of Moldflow.

    Our compensation committee has the right, in its discretion, to select the individuals eligible to receive awards, determine the terms and conditions of the awards granted, accelerate the vesting schedule of any award and generally administer and interpret the plan.

    The exercise price of options granted under the 2000 Stock Option and Incentive Plan is determined by our compensation committee. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986 may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power.

    Non-qualified stock options may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Options are typically subject to vesting schedules, terminate eight years from the date of grant and may be exercised for specified periods after the termination of the optionee's employment or other service relationship with us. Upon the exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the committee or by delivery of shares of common stock that have been owned by the optionee free of restrictions for at least six months.

    The 2000 Stock Option and Incentive Plan and all awards issued under the plan will terminate upon a merger, reorganization or consolidation, the sale of all or substantially all of our assets or all of our outstanding capital stock or a liquidation or other similar transaction, unless Moldflow and the other parties to such transactions have agreed otherwise.

EMPLOYEE STOCK PURCHASE PLAN

    The Employee Stock Purchase Plan was adopted by our board of directors in January 2000 and was approved by our stockholders in February 2000. Up to 500,000 shares of our common stock may be issued under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan is administered by our compensation committee.

    The first offering under the Employee Stock Purchase Plan will commence on July 1, 2000 and end on December 31, 2000. Subsequent offerings will commence on each January 1 and July 1 thereafter and will have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period are eligible to participate in the Employee Stock Purchase Plan. Any employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of our stock may not participate in the Employee Stock Purchase Plan.

    During each offering, an employee may purchase shares under the Employee Stock Purchase Plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase shares of our common stock on the last business day of the period at a price equal to 85% of the fair market value of our common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of our common stock in any calendar year under the Employee Stock Purchase Plan. We have not issued any shares to date under the Employee Stock Purchase Plan.

1997 EQUITY INCENTIVE PLAN

    The 1997 Equity Incentive Plan was initially approved by our board of directors in August 1997 and was approved by our stockholders in October 1997. The 1997 Equity Incentive Plan provides for the issuance of 1,537,158 shares of our common stock. As of March 1, 2000, options to purchase 599,900 shares of our common stock were outstanding under the 1997 Equity Incentive Plan. Options granted under the 1997 Equity Incentive Plan generally vest over four years and terminate on the eighth anniversary of the date of grant. We will not make any additional grants under the 1997 Equity Incentive Plan after the completion of this offering.

EMPLOYMENT AGREEMENTS

    We have entered into employment agreements with each of Messrs. Dulude, Thomas, Underwood and Welch and Ms. Rogers. Each agreement is for a period of one year, and will be automatically extended for one additional year on the anniversary date unless either party has given notice that it does not wish to extend the agreement. Each agreement provides for the payment of base salary and incentive compensation and for the provision of certain fringe benefits to the executive. The agreements require our executive officers to refrain from competing with Moldflow and from soliciting our employees for a period of twelve months following termination for any reason. Each agreement also provides for certain payments and benefits for an executive officer should his or her employment with us be terminated because of death or disability, by the executive for good reason or by us without cause, as further defined in the agreements. In general, in the case of a termination by the executive officer for good reason, or by us without cause, the executive officer will receive up to one year of salary, an extension of benefits for one year and an acceleration of vesting for stock options and restricted stock which otherwise would vest during the next twelve months. Upon a change of control, as defined in the agreements, the executive officer is eligible for payment of a minimum of six months and up to one year of salary, an extension of benefits for one year and an acceleration of vesting for all outstanding stock options and restricted stock. Mr. Dulude's agreement also includes certain provisions requiring Moldflow to increase the payments to him following a change in control in the event that amounts paid to him would subject him to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986.

RESTRICTED STOCK AGREEMENTS

    In July 1998, Messrs. Dulude, Underwood and Welch and Ms. Rogers purchased from Moldflow a total of 551,287 shares of common stock at a price of $0.36 per share. Each of these executive officers paid for the shares by delivering to Moldflow a promissory note, which bears interest at a rate of 5.77% per year. Principal and interest on the notes become payable in full on June 30, 2003, but may be prepaid at any time. Each of these executive officers also entered into a stock restriction agreement with Moldflow. Pursuant to these agreements, Moldflow has the right, but not the obligation, to repurchase a portion of these shares at the initial purchase price per share upon the termination for any reason of the employment of the respective executive officer. The repurchase rights with respect to these shares lapse on varying schedules through October 2002 so long as the executive officer who purchased the shares remains an employee of Moldflow. The repurchase right with respect to a portion of these shares will also lapse if Moldflow terminates the employment of the executive officer without cause as defined in his or her employment agreement or if employment terminates due to his or her death or disability. The repurchase right will lapse in its entirety in the event Moldflow experiences a change in control as defined in the executive officers' employment agreements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Messrs. Beale and Yie are the members of our compensation committee. Neither Mr. Beale nor Mr. Yie is an executive officer of Moldflow or has received any compensation from Moldflow within the last three years other than in his capacity as a director.

    In January 1997, we entered into loan agreements with a group of our stockholders consisting of JTC Investment Management Pty. Ltd., funds associated with Ampersand Ventures, Thomas Investments Australia Pty. Ltd, Floatflow
Pty. Ltd. and Helmet Investments Australia Pty. Ltd. pursuant to which these stockholders provided us with a credit line of approximately $1.1 million. In July 1998, we converted the outstanding principal balance of $890,000 under this credit line into 698,609 shares of our series C-3 convertible preferred stock and paid these stockholders $107,000 of accrued interest. Mr. Yie is affiliated with the funds associated with Ampersand Ventures, and Mr. Beale is affiliated with JTC Investment Management Pty. Ltd.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

1997 REORGANIZATION

    In June 1997, our predecessor, Moldflow International Pty. Ltd., an Australian corporation, entered into a reorganization agreement with Moldflow and its stockholders. In the reorganization, the stockholders of Moldflow International became stockholders of Moldflow, and Moldflow International became a wholly-owned subsidiary of Moldflow. Stockholders of Moldflow International were issued shares of either Moldflow's common stock, series A convertible preferred stock or series B convertible preferred stock. In March 1998, these shares of common stock, series A convertible preferred and series B convertible preferred were redesignated as series C-1, C-2 and C-3 convertible preferred stock. Upon completion of this offering, all shares of our outstanding preferred stock will be converted into shares of common stock.

LOANS FROM STOCKHOLDERS

    In January 1997, we entered into loan agreements with a group of our stockholders consisting of JTC Investment Management Pty. Ltd., funds associated with Ampersand Ventures, Thomas Investments Australia Pty. Ltd, Floatflow
Pty. Ltd. and Helmet Investments Australia Pty. Ltd. pursuant to which these stockholders provided us with a credit line of approximately $1.1 million. In July 1998, we converted the outstanding principal balance of $890,000 under this credit line into 698,609 shares of our series C-3 convertible preferred stock and paid these stockholders $107,000 of accrued interest. Dr. Charpie and Mr. Yie, directors of Moldflow, are affiliated with the funds associated with Ampersand Ventures, Mr. Beale, also a director of Moldflow, is affiliated with JTC Investment Management Pty. Ltd., and Mr. Thomas, our Vice President of Research and Development and a director of Moldflow, is the beneficial owner of Thomas Investments Australia Pty. Ltd.

LOAN TO EXECUTIVE OFFICER AND DIRECTOR

    In July 1999, Mr. Thomas borrowed approximately $129,000 from our subsidiary, Moldflow International, pursuant to a promissory note. This promissory note is not interest bearing and is due on July 1, 2000. The amounts due under this promissory note will be completely offset by amounts due to Mr. Thomas on July 1, 2000 pursuant to the terms of a deferred compensation arrangement between Moldflow and Mr. Thomas.

    In connection with the expatriate assignment of Mr. Thomas from Australia to the United States, Moldflow loaned him $87,000 in September 1996. The loan was repaid in January 1999.

OTHER ARRANGEMENTS WITH EXECUTIVE OFFICERS

    In addition, other agreements with our executive officers are described under "Management--Employment Agreements" and "Management--Restricted Stock Agreements."

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of Moldflow common stock as of March 1, 2000 and on an as adjusted basis to reflect the sale of the common stock offered hereby by:

    - all persons known by us to own beneficially 5% or more of the common stock,

    - each of our directors,

    - the executive officers listed in the summary compensation table,

    - each stockholder selling shares in this offering, and

    - all of our directors and executive officers as a group.

    Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by the stockholder. The address of Ampersand Ventures is 55 William Street, Suite 240, Wellesley, MA 02481, the address of JTC Investment Management
Pty. Ltd. is 333 Collins Street, Melbourne VIC 3000, Australia, the address of Lombard Capital Fund LLC, is c/o Asiaciti Corp. Services Pte. Ltd., 3 Raffles Place, #09-01 Bharat Building, Singapore 048617 and the address of Paul Bordonaro is c/o Floatflow Pty. Ltd., 13 Townsend Street, Ivanhoe, VIC 3079, Australia. The address of all other listed stockholders is c/o Moldflow Corporation, 91 Hartwell Avenue, Lexington, MA 02421.

    The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after March 1, 2000 through the exercise of any warrant, stock option or other right. The inclusion in this prospectus of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.

                                                           PERCENTAGE OF
                                                              SHARES
                                                           BENEFICIALLY
                                                             OWNED(1)
                                     NUMBER OF SHARES   -------------------        SHARES TO BE SOLD
                                       BENEFICIALLY      BEFORE     AFTER          UPON EXERCISE OF
NAME OF BENEFICIAL OWNER                  OWNED         OFFERING   OFFERING      OVER-ALLOTMENT OPTION
------------------------             ----------------   --------   --------      ---------------------
Ampersand Ventures(2)..............      4,039,060        66.6%      44.6%                   --
Richard A. Charpie(3)..............      4,039,060        66.6       44.6                    --
Charles D. Yie(4)..................      4,039,060        66.6       44.6                    --
JTC Investment Management Pty.
  Ltd.(5)..........................        752,627        12.4        8.3               204,177
Julian H. Beale(6).................        752,627        12.4        8.3                    --
Marc J. L. Dulude(7)...............        403,151         6.6        4.4                    --
Lombard Capital Fund LLC(8)........        218,054         3.6        2.4                35,000
A. Roland Thomas(9)................        183,493         3.0        2.0                    --
Paul Bordonaro(10).................        158,457         2.6        1.7                29,167
Richard M. Underwood(11)...........         57,755           *          *                    --
Suzanne E. Rogers(12)..............         54,127           *          *                    --
Kenneth R. Welch(13)...............         51,486           *          *                    --
Roger Brooks.......................          1,562           *          *                    --
Robert P. Schechter................             --           *          *                    --
All executive officers and
  directors, as a group
  (10 persons)(14).................      5,543,261        90.9       60.9                    --

------------------------

*   Represents less than 1% of the outstanding shares of common stock.

(1) All percentages assume the underwriters do not elect to exercise the over-allotment option to purchase an additional 450,000 shares of common stock. The number of shares of common stock includes shares to be issued upon completion of this offering pursuant to the conversion of all of the shares of our class C preferred stock into shares of common stock and the exercise of the outstanding warrant into shares of common stock.

(2) Consists of 1,482,131 shares held by Ampersand Specialty Materials and Chemicals II Limited Partnership, 2,516,019 shares held by Ampersand Specialty Materials and Chemicals III Limited Partnership and 40,910 shares held by Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership. Ampersand Specialty Materials and Chemicals II Limited Partnership, Ampersand Specialty Materials and Chemicals III Limited Partnership and Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership are referred to collectively herein as Ampersand Ventures. ASMC-II MCLP LLP is the general partner of ASMC-II Management Company Limited Partnership, which is the general partner of Ampersand Specialty Materials and Chemicals II Limited Partnership, which exercises sole voting and investment power with respect to all of the shares held of record by Ampersand Specialty Materials and Chemicals II Limited Partnership. ASMC-III MCLP LLP is the general partner of ASMC-III Management Company Limited Partnership, which is the general partner of Ampersand Specialty Materials and Chemicals III Limited Partnership and Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership, which exercises sole voting and investment power with respect to all of the shares held of record by Ampersand Specialty Materials and Chemicals III Limited Partnership and Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership. Dr. Charpie, a director of Moldflow, is the Managing General Partner of both ASMC-II MCLP LLP and ASMC-III MCLP LLP and Mr. Yie, a director of Moldflow, is a General Partner of both ASMC-II MCLP LLP and ASMC-III MCLP LLP. Dr. Charpie and Mr. Yie disclaim any beneficial ownership of the shares held by Ampersand Ventures, except to the extent of their respective pecuniary interests therein.

(3) Consists solely of the shares described in note (2) above, of which Dr. Charpie may be considered the beneficial owner. Dr. Charpie disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(4) Consists solely of the shares described in note (2) above, of which Mr. Yie may be considered the beneficial owner. Mr. Yie disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5) Mr. Beale, a director of Moldflow, may be considered the beneficial owner of these shares based on his voting and investment power with respect to the parent company of JTC Investment Management Pty. Ltd.

(6) Consists solely of the shares described in note (5) above, of which Mr. Beale may be considered the beneficial owner. Mr. Beale disclaims beneficial ownership of 323,706 of such shares.

(7) Includes 6,250 shares that may be acquired within 60 days of March 1, 2000.

(8) The sole beneficial owner of these shares is Asiaciti Trust Samoa Limited, which is controlled by Graeme W. Briggs.

(9) Includes 158,457 shares held by Thomas Investments Australia Pty. Ltd., of which Mr. Thomas is the beneficial owner. Also includes 25,036 shares that may be acquired within 60 days of March 1, 2000.

(10) Consists solely of shares held by Floatflow Pty. Ltd., of which Mr. Bordonaro is the beneficial owner.

(11) Includes 1,953 shares that may be acquired within 60 days of March 1, 2000.

(12) Includes 3,906 shares that may be acquired within 60 days of March 1, 2000.

(13) Includes 3,125 shares that may be acquired within 60 days of March 1, 2000.

(14) Includes 40,270 shares that may be acquired within 60 days of March 1, 2000.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    Following the offering, our authorized capital stock will consist of 60,000,000 shares of common stock, of which 9,081,496 will be issued and outstanding, and 5,000,000 shares of undesignated preferred stock issuable in one or more series designated by our board of directors, of which no shares will be issued and outstanding. In addition, 599,900 shares of our common stock will be issuable upon exercise of stock options outstanding and 2,500,000 shares of our common stock will be available for future grant under our stock option plan and our employee stock purchase plan.

COMMON STOCK

    VOTING RIGHTS. The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

    DIVIDENDS. Holders of common stock will share ratably in any dividends declared by our board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

    OTHER RIGHTS. Upon liquidation, dissolution or winding up of Moldflow, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

PREFERRED STOCK

    Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects, including preferred stock or rights to acquire preferred stock in connection with implementing a shareholder rights plan. We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Moldflow or the removal of existing management.

INDEMNIFICATION MATTERS

    Prior to the offering, we will have entered into indemnification agreements with each of our directors. The form of indemnification agreement provides that we will indemnify our directors for expenses incurred because of their status as a director to the fullest extent permitted by Delaware law, our certificate of incorporation and our by-laws.

    Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by Moldflow to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Moldflow. Our by-laws also provide for the advancement of expenses to directors and, in the discretion of our board of directors, to officers and non-officer employees. In addition, our by-laws provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We also have directors' and officers' insurance against certain liabilities. We believe that the indemnification agreements, together with the limitation of liability and indemnification provisions of our certificate of incorporation and by-laws and directors' and officers' insurance will assist us in attracting and retaining qualified individuals to serve as directors and officers of Moldflow.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be provided to directors, officers or persons controlling Moldflow as described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending material litigation or proceeding involving any director, officer, employee or agent of Moldflow in which indemnification will be required or permitted.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS THAT MAY HAVE
  ANTI-TAKEOVER EFFECTS

    Certain provisions of our certificate of incorporation and by-laws described below, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which particular stockholders may deem to be in their best interests. These provisions also could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchases to participate in a business combination transaction with us or to elect a new director to our board.

  CLASSIFIED BOARD OF DIRECTORS

    Our board of directors is divided into three classes serving staggered three-year terms, with approximately one-third of the board being elected each year. Our classified board, together with certain other provisions of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board, may prevent a stockholder from removing, or delay the removal of, incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by such removal with its own nominees.

  DIRECTOR VACANCIES AND REMOVAL

    Our certificate of incorporation and by-laws provide that vacancies in our board of directors may be filled only by the affirmative vote of a majority of the remaining directors. Our certificate of incorporation provides that directors may be removed from office only with cause and only by the affirmative vote of holders of at least 75% of the shares then entitled to vote at an election of directors.

  NO STOCKHOLDER ACTION BY WRITTEN CONSENT

    Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

  SPECIAL MEETINGS OF STOCKHOLDERS

    Our certificate of incorporation and by-laws provide that a special meeting of stockholders may be called only by our board of directors. Our by-laws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

  ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS

    Our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders. For the first annual meeting following the completion of this offering, a stockholder's notice of a director nomination or proposal will be timely if delivered to the Secretary of Moldflow at our principal executive offices not later than the close of business on the later of the 75th day prior to the scheduled date of such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is made by Moldflow.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

    As required by Delaware law, any amendment to our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to such amendment, except that any amendment to the provisions relating to stockholder action by written consent, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote with respect to such amendment.

AMENDMENT OF BY-LAWS

    Our certificate of incorporation and by-laws provide that our by-laws may be amended or repealed by our board of directors or by the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least 75% of the shares present in person or represented by proxy at an annual meeting of stockholders or a special meeting called for such purpose unless our board of directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal only requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting.

STATUTORY BUSINESS COMBINATION PROVISION

    Following the offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

    - before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

    - upon the closing of the transaction that resulted in the interested stockholder becoming such, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

    - following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

    The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, consolidations, asset sales involving 10% or more of a corporation's assets and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out"of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our by-laws contain any such exclusion.

TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM

    Our common stock has been approved for quotation on the Nasdaq National Market under the symbol MFLO.

NO PREEMPTIVE RIGHTS

    No holder of any class of our stock has any preemptive right to purchase any of our securities.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there was no public market for our common stock, and we cannot predict the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock prevailing from time to time. Nonetheless, substantial sales of common stock in the public market following this offering, or the perception that such sales could occur, could lower the market price of our common stock or make it difficult for us to raise additional equity capital in the future.

    Following this offering, there will be 9,081,496 shares of our common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. All of the shares which are being sold in this offering will be freely transferable without restriction or further registration under the Securities Act unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act.

    The remaining 6,081,496 shares of common stock held by existing stockholders that will be outstanding after the offering will be "restricted securities" as defined in Rule 144, and may be sold in the future without registration under the Securities Act subject to compliance with the provisions of Rule 144, Rule 701 or any other applicable exemption under the Securities Act.

    In connection with this offering, our existing officers, directors and stockholders, who hold substantially all of our currently outstanding shares of common stock and will own an aggregate of 6,080,024 shares of common stock after this offering and 527,572 shares of common stock issuable upon exercise of stock options outstanding, have agreed with the underwriters that, subject to exceptions, they will not sell or dispose of any of their shares for 180 days after the date of this prospectus. Adams, Harkness & Hill, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such restrictions. Subject to these lock-up agreements, the shares of common stock outstanding upon the closing of the offering will be available for sale in the public market as follows:

     APPROXIMATE
      NUMBER OF
       SHARES           DESCRIPTION
---------------------   -----------
            3,000,000   After the date of this prospectus, freely tradeable shares sold in the offering.

            6,006,048   After 180 days from the date of this prospectus, the lock-up period will expire and these shares will be saleable under
                        Rule 144.

               75,448 On various dates following the 180th day from the date of this prospectus, these shares will vest and be saleable under Rule 144.

    In general, under Rule 144, as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

    - one percent of the then outstanding shares of common stock, which is expected to be approximately 90,815 shares upon the completion of this offering, or

    - the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other restrictions, but without regard to the one-year holding period.

    In addition, a person who was not an affiliate of ours, as defined in Rule 144, at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ours, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

    In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

    We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

    We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 2000 Stock Option and Incentive Plan and our Employee Stock Purchase Plan.

    We intend to file registration statements on Form S-8 with respect to the
aggregate of       shares of common stock issuable under our 2000 Stock Option and Incentive Plan approximately 180 days following this offering. We intend to file a registration statement with respect to our Employee Stock Purchase Plan promptly following the consummation of this offering. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, except that affiliates must comply with Rule 144.

                                  UNDERWRITING

    Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each underwriter named below, for whom Adams, Harkness & Hill, Inc. and A.G. Edwards & Sons, Inc. are acting as representatives, has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                             NUMBER OF SHARES
                                                                OF COMMON
UNDERWRITERS                                                      STOCK
------------                                                 ----------------
Adams, Harkness & Hill, Inc................................      1,260,000
A.G. Edwards & Sons, Inc...................................      1,260,000
Dain Rauscher Incorporated.................................        120,000
First Albany Corporation...................................        120,000
Pacific Crest Securities Inc...............................        120,000
Parker/Hunter Incorporated.................................        120,000
                                                                 ---------
    Total..................................................      3,000,000
                                                                 =========

    The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us and the selling stockholders to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

    The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $0.54 per share. The underwriters may also allow, and dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

    Adams, Harkness & Hill, Inc. and A.G. Edwards & Sons, Inc. have informed us that the underwriters do not intend to confirm sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

    The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters and the proceeds before expenses to us and the selling stockholders. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

                                                                               TOTAL
                                                                     -------------------------
                                                                       WITHOUT        WITH
                                                         PER SHARE     OPTION        OPTION
                                                         ---------   -----------   -----------
Public offering price..................................   $13.00     $39,000,000   $44,850,000
Underwriting discount..................................     0.91       2,730,000     3,139,500
Proceeds before expenses to Moldflow...................    12.09      36,270,000    38,466,221
Proceeds before expenses to the selling stockholders...    12.09              --     3,244,279

    The total proceeds before expenses to be received by us from this offering will be approximately $36.3 million, assuming no exercise of the over-allotment option.

    The expenses of this offering, exclusive of the underwriting discount, are estimated at $1.5 million and are payable by us.

    We have granted to the underwriters an option to purchase from us and the selling stockholders up to 450,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriters' initial commitment as indicated in the preceding table and we and the selling stockholders will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

    We have agreed that, without the prior consent of Adams, Harkness &
Hill, Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 180 days from the date of this prospectus. Our executive officers and directors, the selling stockholders and other stockholders who currently hold in the aggregate more than 99% of our outstanding common stock have agreed under lock-up agreements that, without the prior written consent of Adams, Harkness &
Hill, Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any such shares other than 268,344 shares that may be sold by selling stockholders in connection with the underwriters' exercise of the over-allotment option for the period ending 180 days after the date of this prospectus.

    Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price and the underwriters' compensation was negotiated between the representatives and us. In determining the initial public offering price of the common stock, we and the representatives considered, in addition to prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earning prospects, an overall assessment of our management and the consideration of the above factors in relation to the market valuation of companies in related businesses.

    We and the selling stockholders will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and contribute to payments that the underwriters may be required to make for certain liabilities.

    Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

    The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

    The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, the representatives may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In addition, the representatives reserve the right to reclaim selling concessions from underwriters and selling group members if the representatives receive a report that clients of the underwriters and selling group members have sold the stock they purchased in this offering, generally within 30 days following this offering. The representatives reserve this right even if the representatives do not purchase shares in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it might discourage resales of the security by purchasers in an offering.

    The underwriters have reserved for sale at the initial public offering price up to 225,000 shares of our common stock for persons designated by Moldflow, including employees, customers and others with whom Moldflow has or may seek to develop business relationships. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of common stock offered hereby will be passed upon for Moldflow by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Various legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

    The audited consolidated financial statements of Moldflow as of June 30, 1998 and 1999, and for each of the years ended June 30, 1997, 1998 and 1999, and the audited consolidated financial statements of C-Mold as of September 30, 1998 and 1999, and for each of the years ended September 30, 1998 and 1999, included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 (including the exhibits and schedules thereto) under the Securities Act and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information included in the registration statement because we have omitted certain parts of the registration statement as permitted by the SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

    You can inspect and copy at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-732-0330 for further information about the operation of the public reference rooms. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the SEC's site on the Internet's World Wide Web, located at http://www.sec.gov.

    We will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also request copies of these documents, for a copying fee, by writing to the SEC. We intend to furnish to our stockholders annual reports containing audited financial statements for each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MOLDFLOW CORPORATION

Report of Independent Accountants...........................   F-2
Consolidated Balance Sheet at June 30, 1998 and 1999 and
  January 1, 2000 (unaudited)...............................   F-3
Consolidated Statement of Operations for the years ended
  June 30, 1997, 1998 and 1999 and the six months ended
  January 2, 1999 (unaudited) and January 1, 2000
  (unaudited)...............................................   F-4
Consolidated Statement of Stockholders' Equity for the years ended June 30, 1997, 1998 and 1999 and the six months
  ended January 1, 2000 (unaudited).........................   F-5
Consolidated Statement of Cash Flows for the years ended
  June 30, 1997, 1998 and 1999 and the six months ended
  January 2, 1999 (unaudited) and January 1, 2000
  (unaudited)...............................................   F-6
Notes to Consolidated Financial Statements..................   F-7

ADVANCED CAE TECHNOLOGY, INC.

Report of Independent Accountants...........................  F-24
Consolidated Balance Sheet at September 30, 1998 and 1999
  and December 31, 1999 (unaudited).........................  F-25
Consolidated Statement of Operations for the years ended
  September 30, 1998 and 1999 and the three months ended
  December 31, 1998 and 1999 (unaudited)....................  F-26
Consolidated Statement of Stockholders' Equity for the years ended September 30, 1998 and 1999 and the three months
  ended December 31, 1999 (unaudited).......................  F-27
Consolidated Statement of Cash Flows for the years ended
  September 30, 1998 and 1999 and the three months ended
  December 31, 1998 and 1999 (unaudited)....................  F-28
Notes to Consolidated Financial Statements..................  F-29

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION FOR
  MOLDFLOW CORPORATION

Basis of Presentation.......................................  F-41
Unaudited Pro Forma Combined Balance Sheet at January 1,
  2000......................................................  F-42
Unaudited Pro Forma Combined Statement of Operations for the
  year ended June 30, 1999 and for the six months ended
  January 1, 2000...........................................  F-43
Notes to Unaudited Pro Forma Combined Financial
  Information...............................................  F-44

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Moldflow Corporation

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Moldflow Corporation and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for the years ended June 30, 1999, 1998 and 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Boston, Massachusetts
August 20, 1999, except as to Note 16 for which the date is January 20, 2000

                              MOLDFLOW CORPORATION

                           CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                    PRO FORMA
                                                                                                    JANUARY 1,
                                                                   JUNE 30,          JANUARY 1,        2000
                                                              -------------------       2000       (UNAUDITED)
                                                                1998       1999     (UNAUDITED)      (NOTE 2)
                                                              --------   --------   ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  1,700   $  1,240     $  1,328       $  1,478
  Accounts receivable, net of allowance for doubtful
    accounts of $539, $232 and $237 at June 30, 1998 and
    1999 and January 1, 2000 (unaudited), respectively......     4,277      4,444        4,534          4,534
  Inventories...............................................        --         84           99             99
  Prepaid expenses..........................................       400        283          340            340
  Other current assets......................................       814        539          851            851
                                                              --------   --------     --------       --------
    Total current assets....................................     7,191      6,590        7,152          7,302
Fixed assets, net...........................................     2,978      3,110        3,026          3,026
Restricted cash.............................................     3,982         --           22             22
Other assets................................................       185        547          364            364
                                                              --------   --------     --------       --------
    Total assets............................................  $ 14,336   $ 10,247     $ 10,564       $ 10,714
                                                              ========   ========     ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank notes payable........................................  $  1,525   $    832     $  1,029       $  1,029
  Current portion of capital lease obligations..............       158        191          120            120
  Accounts payable..........................................       985      1,422        1,202          1,202
  Accrued expenses..........................................     3,539      2,835        3,102          3,102
  Deferred revenue..........................................     2,983      3,418        3,310          3,310
                                                              --------   --------     --------       --------
    Total current liabilities...............................     9,190      8,698        8,763          8,763
Notes payable to stockholders...............................       890         --           --             --
Capital lease obligations, net of current portion...........       227         11           --             --
Unearned revenue from research and development contract.....     3,982         --           --             --
Other long-term liabilities.................................        13        268           38             38
                                                              --------   --------     --------       --------
    Total liabilities.......................................    14,302      8,977        8,801          8,801
                                                              --------   --------     --------       --------
Commitments and contingencies (Note 13)
Stockholders' equity:
  Convertible preferred stock, $0.01 par value; 8,254,386
    shares authorized; 7,440,970, 8,139,579, 8,139,579 and 0
    shares issued and outstanding at June 30, 1998 and 1999,
    January 1, 2000 (unaudited) and pro forma January 1,
    2000 (unaudited), respectively..........................    11,476     12,366       12,366             --
  Common stock, $0.01 par value; 8,333,333 shares
    authorized; 0, 553,177, 560,327 and 6,069,610 shares
    issued and outstanding at June 30, 1998 and 1999,
    January 1, 2000 (unaudited) and pro forma January 1,
    2000 (unaudited), respectively..........................        --          6            6             61
  Additional paid-in capital................................        --        270          285         12,746
  Deferred compensation.....................................        --        (67)         (57)           (57)
  Notes receivable from stockholders........................        --       (198)        (198)          (198)
  Accumulated deficit.......................................   (12,194)   (11,713)     (11,280)       (11,280)
  Accumulated other comprehensive income....................       752        606          641            641
                                                              --------   --------     --------       --------
    Total stockholders' equity..............................        34      1,270        1,763          1,913
                                                              --------   --------     --------       --------
    Total liabilities and stockholders' equity..............  $ 14,336   $ 10,247     $ 10,564       $ 10,714
                                                              ========   ========     ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              MOLDFLOW CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 SIX MONTHS ENDED
                                                                                            ---------------------------
                                                                YEAR ENDED JUNE 30,          JANUARY 2,     JANUARY 1,
                                                           ------------------------------       1999           2000
                                                             1997       1998       1999     (UNAUDITED)    (UNAUDITED)
                                                           --------   --------   --------   ------------   ------------
Revenue:
  Software licenses......................................  $ 6,743     $8,514    $12,238       $5,275         $6,651
  Services...............................................    8,080      7,875      7,983        3,969          4,853
                                                           -------     ------    -------       ------         ------
    Total revenue........................................   14,823     16,389     20,221        9,244         11,504
                                                           -------     ------    -------       ------         ------
Costs and expenses:
  Cost of software licenses revenue......................      377        397        378          168            322
  Cost of services revenue...............................    1,904      1,685      1,319          605            491
  Research and development...............................    3,527      3,062      3,466        1,754          1,709
  Selling and marketing..................................    6,703      7,287      9,673        4,615          5,811
  General and administrative.............................    3,719      3,303      3,839        1,735          2,277
  Litigation.............................................       --         --        620           --            530
  Amortization of intangible assets......................    2,370         84         --           --             --
                                                           -------     ------    -------       ------         ------
    Total operating expenses.............................   18,600     15,818     19,295        8,877         11,140
                                                           -------     ------    -------       ------         ------
  Income (loss) from operations..........................   (3,777)       571        926          367            364
Interest income..........................................       14         --         21            1             26
Interest expense.........................................     (153)      (238)      (198)         (86)           (65)
Other income (loss), net.................................       17         19        (92)         (22)           (64)
                                                           -------     ------    -------       ------         ------
  Income (loss) before income taxes......................   (3,899)       352        657          260            261
Provision (benefit) for income taxes.....................      371        163        176           57           (172)
                                                           -------     ------    -------       ------         ------
  Net income (loss)......................................   (4,270)       189        481          203            433
Accretion on convertible preferred stock.................      741         80         --           --             --
                                                           -------     ------    -------       ------         ------
    Net income (loss) available to common stockholders...  $(5,011)    $  109    $   481       $  203         $  433
                                                           =======     ======    =======       ======         ======
Net income (loss) per common share:
    Basic................................................  $    --     $   --    $  1.82       $ 0.94         $ 1.18
    Diluted..............................................  $    --     $ 0.04    $  0.08       $ 0.03         $ 0.07
Pro forma unaudited net income per common share:
    Basic................................................                        $  0.08                      $ 0.07
    Diluted..............................................                        $  0.08                      $ 0.07
Shares used in computing net income (loss) per common
  share:
    Basic................................................       --         --        265          215            367
    Diluted..............................................       --      5,228      6,166        6,042          6,311
    Pro forma unaudited basic............................                          5,717                       5,855
    Pro forma unaudited diluted..........................                          6,166                       6,311

  The accompanying notes are an integral part of these consolidated financial statements.

                              MOLDFLOW CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                CONVERTIBLE
                                              PREFERRED STOCK           COMMON STOCK        ADDITIONAL
                                            --------------------   ----------------------    PAID-IN        DEFERRED
                                             SHARES      AMOUNT      SHARES     PAR VALUE    CAPITAL      COMPENSATION
                                            ---------   --------   ----------   ---------   ----------   --------------
Balance at June 30, 1996..................         --   $    --     2,016,923     $297         $740          $  --
Issuance of common stock..................                              3,333        1           36
Accretion of redeemable preferred stock to
  redemption value........................
Comprehensive income (loss):
  Net loss................................
  Foreign currency translation
    adjustment............................
  Comprehensive loss......................
                                            ---------   -------    ----------     ----         ----          -----
Balance at June 30, 1997..................         --        --     2,020,256      298          776             --
Accretion of redeemable preferred stock to
  redemption value........................
Issuance of common stock in exchange for
  redemption rights of outstanding
  preferred stock.........................                             29,167        4           73
Exchange of class A convertible preferred
  stock for series A convertible preferred
  stock, which was redesignated as series
  C-2 convertible preferred stock.........  1,855,688     8,382
Exchange of convertible preferred stock
  for series B convertible preferred
  stock, which was redesignated as series
  C-3 convertible preferred stock.........    666,666     1,943
Redesignation of common stock as series
  C-1 convertible preferred stock.........  4,918,616     1,151    (2,049,423)    (302)        (849)
Comprehensive income:
  Net income..............................
  Foreign currency translation
    adjustment............................
  Comprehensive income....................
                                            ---------   -------    ----------     ----         ----          -----
Balance at June 30, 1998..................  7,440,970    11,476            --       --           --             --
Conversion of promissory notes to series
  C-3 convertible preferred stock.........    698,609       890
Issuance of common stock..................                            551,287        6          192
Exercise of stock options.................                              1,890       --            1
Deferred compensation associated with
  stock options...........................                                                       77            (77)
Amortization of deferred compensation.....                                                                      10
Comprehensive income:
  Net income..............................
  Foreign currency translation
    adjustment............................
  Comprehensive income....................
                                            ---------   -------    ----------     ----         ----          -----
Balance at June 30, 1999..................  8,139,579    12,366       553,177        6          270            (67)
Exercise of stock options (unaudited).....                              7,150       --           15
Amortization of deferred compensation
  (unaudited).............................                                                                      10
Comprehensive income (unaudited):
  Net income..............................
  Foreign currency translation
    adjustment............................
  Comprehensive income....................
                                            ---------   -------    ----------     ----         ----          -----
Balance at January 1, 2000 (unaudited)....  8,139,579   $12,366       560,327     $  6         $285          $ (57)
                                            =========   =======    ==========     ====         ====          =====

                                                NOTES                                           ACCUMULATED         TOTAL
                                             RECEIVABLE      COMPREHENSIVE                         OTHER        STOCKHOLDERS'
                                                FROM            INCOME         ACCUMULATED     COMPREHENSIVE       EQUITY
                                            STOCKHOLDERS        (LOSS)           DEFICIT          INCOME          (DEFICIT)
                                            -------------   ---------------   -------------   ---------------   -------------
Balance at June 30, 1996..................      $  --                           $ (7,292)          $914            $(5,341)
Issuance of common stock..................                                                                              37
Accretion of redeemable preferred stock to
  redemption value........................                                          (741)                             (741)
Comprehensive income (loss):
  Net loss................................                      $(4,270)          (4,270)                           (4,270)
  Foreign currency translation
    adjustment............................                         (269)                           (269)              (269)
                                                                -------
  Comprehensive loss......................                       (4,539)
                                                -----           =======         --------           ----            -------
Balance at June 30, 1997..................         --                            (12,303)           645            (10,584)
Accretion of redeemable preferred stock to
  redemption value........................                                           (80)                              (80)
Issuance of common stock in exchange for
  redemption rights of outstanding
  preferred stock.........................                                                                              77
Exchange of class A convertible preferred
  stock for series A convertible preferred
  stock, which was redesignated as series
  C-2 convertible preferred stock.........                                                                           8,382
Exchange of convertible preferred stock
  for series B convertible preferred
  stock, which was redesignated as series
  C-3 convertible preferred stock.........                                                                           1,943
Redesignation of common stock as series
  C-1 convertible preferred stock.........                                                                              --
Comprehensive income:
  Net income..............................                          189              189                               189
  Foreign currency translation
    adjustment............................                          107                             107                107
                                                                -------
  Comprehensive income....................                          296
                                                -----           =======         --------           ----            -------
Balance at June 30, 1998..................         --                            (12,194)           752                 34
Conversion of promissory notes to series
  C-3 convertible preferred stock.........                                                                             890
Issuance of common stock..................       (198)                                                                  --
Exercise of stock options.................                                                                               1
Deferred compensation associated with
  stock options...........................                                                                              --
Amortization of deferred compensation.....                                                                              10
Comprehensive income:
  Net income..............................                          481              481                               481
  Foreign currency translation
    adjustment............................                         (146)                           (146)              (146)
                                                                -------
  Comprehensive income....................                          335
                                                -----           =======         --------           ----            -------
Balance at June 30, 1999..................       (198)                           (11,713)           606              1,270
Exercise of stock options (unaudited).....                                                                              15
Amortization of deferred compensation
  (unaudited).............................                                                                              10
Comprehensive income (unaudited):
  Net income..............................                          433              433                               433
  Foreign currency translation
    adjustment............................                           35                              35                 35
                                                                -------
  Comprehensive income....................                      $   468
                                                -----           =======         --------           ----            -------
Balance at January 1, 2000 (unaudited)....      $(198)                          $(11,280)          $641            $ 1,763
                                                =====                           ========           ====            =======

  The accompanying notes are an integral part of these consolidated financial statements.

                              MOLDFLOW CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                    SIX MONTHS ENDED
                                                                                               ---------------------------
                                                                   YEAR ENDED JUNE 30,          JANUARY 2,     JANUARY 1,
                                                              ------------------------------       1999           2000
                                                                1997       1998       1999     (UNAUDITED)    (UNAUDITED)
                                                              --------   --------   --------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $(4,270)   $   189    $   481      $   203         $  433
  Adjustments to reconcile to net cash provided by (used in)
    operating activities:
    Loss on disposal of fixed assets........................       --         --         18            7              8
    Depreciation and amortization...........................    3,138        810        881          426            417
    Provision for doubtful accounts.........................      (95)       256         29            9              7
    Foreign exchange losses.................................      122         51         97          134             56
    Common stock issued for services........................       37         --         --           --             --
    Changes in assets and liabilities:
      Accounts receivable...................................       (4)    (1,901)        (7)         (88)           (23)
      Prepaid expenses, other current assets and
        inventories.........................................      361        (47)       209          383           (382)
      Accounts payable......................................     (463)       122        437          134           (208)
      Accrued expenses......................................      (82)       889     (1,104)      (1,048)            24
      Deferred revenue......................................      643        442        374         (284)          (189)
      Other assets..........................................        5        (40)      (209)        (205)            67
                                                              -------    -------    -------      -------         ------
        Net cash provided by (used in) operating
          activities........................................     (608)       771      1,206         (329)           210
                                                              -------    -------    -------      -------         ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of fixed assets.................................     (723)      (729)      (863)        (683)          (391)
  Proceeds from fixed asset disposals.......................       --         --          9           --              4
  Acquisition of business, net of cash acquired.............     (431)        --         --           --             --
                                                              -------    -------    -------      -------         ------
        Net cash used in investing activities...............   (1,154)      (729)      (854)        (683)          (387)
                                                              -------    -------    -------      -------         ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable to stockholder....      542        460         --           --             --
  Borrowings on bank notes payable..........................    1,060      1,495      1,412          349          1,000
  Payments on bank notes payable............................      (78)    (1,124)    (2,120)         (56)          (803)
  Payments on capital lease obligations.....................      (86)      (115)      (200)         (99)           (78)
  Proceeds from issuance of common stock....................       --         --          1            1             15
                                                              -------    -------    -------      -------         ------
        Net cash provided by (used in) financing
          activities........................................    1,438        716       (907)         195            134
                                                              -------    -------    -------      -------         ------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (305)       (67)        95           41            131
                                                              -------    -------    -------      -------         ------
NET INCREASE (DECREASE) IN CASH.............................     (629)       691       (460)        (776)            88
Cash and cash equivalents, beginning of period..............    1,638      1,009      1,700        1,700          1,240
                                                              -------    -------    -------      -------         ------
Cash and cash equivalents, end of period....................  $ 1,009    $ 1,700    $ 1,240      $   924         $1,328
                                                              =======    =======    =======      =======         ======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................  $   145    $   183    $   225      $    80         $   69
  Cash paid for income taxes................................      416        112        157           52            109
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Acquisition of fixed assets under capital leases..........  $    88    $    18    $    --      $    --         $    4
  Conversion of notes payable to stockholder into series C-3
    convertible preferred stock.............................       --         --        890          890             --
  Issuance of common stock in exchange for notes
    receivable..............................................       --         --        198          198             --

  The accompanying notes are an integral part of these consolidated financial statements.

                              MOLDFLOW CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND NATURE OF BUSINESS

    Moldflow Corporation (the "Company") was incorporated in Delaware, USA in January 1997. The Company was formed as the successor corporation to Moldflow International Pty. Ltd. ("MIPL"), an Australian corporation that had been incorporated in March 1994. On August 5, 1997, the stockholders of MIPL effected a reorganization of that company's shares, resulting in MIPL becoming a wholly owned subsidiary of the Company, and the stockholders of MIPL becoming stockholders of the Company (Note 7). Given the carryover of the stockholders' interests in MIPL to the Company, these consolidated financial statements present together the financial position and results of operations of MIPL and the Company before and after the reorganization.

    The Company was formed to design, develop, manufacture and market computer software applications for the design, engineering and manufacture of injection molded plastic parts and, as such, revenues are derived from the plastic design and manufacturing industry. The Company sells its products primarily to customers in the United States, Europe, Asia and Australia.

    The Company's fiscal year end is June 30. References to 1997, 1998 or 1999 mean the fiscal year ended June 30, unless otherwise indicated. During the fiscal year, the Company follows a schedule in which each interim quarterly period ends on the Saturday of the thirteenth full week of the reporting period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of international subsidiaries, whose functional currency is the local currency, are translated at the rates in effect at the balance sheet date and translation adjustments are recorded in stockholders' equity. Statement of operations amounts are translated at the average rate for the year. Foreign currency transaction gains and losses are included in other income and expense.

CASH AND CASH EQUIVALENTS

    All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. The Company invests excess cash primarily in over-night investments held at major financial institutions. Accordingly, these investments are subject to minimal credit and market risk and are reported at cost, which approximates fair value.

ACCOUNTS RECEIVABLE, CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    Financial instruments which potentially expose the Company to concentrations of credit risk include only accounts receivable. The Company's customer base consists of a large number of geographically dispersed customers. The Company maintains reserves for potential credit losses on accounts receivable and such losses, in the aggregate, have not exceeded management expectations.

    Revenue of $2,206,000 (15% of total revenue), $2,074,000 (13% of total revenue) and $1,888,000 (9% of total revenue) was attributable to one customer in fiscal 1997, 1998 and 1999, respectively. At June 30, 1998 and 1999, accounts receivable from that customer accounted for

                              MOLDFLOW CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
$462,000 (10% of total accounts receivable) and $153,000 (3% of total accounts receivable), respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses, deferred revenue, and long-term debt. The carrying amounts of these instruments at June 30, 1999 approximate their fair values.

INVENTORIES

    Inventories are predominantly finished goods and are stated at the lower of cost, using the first-in, first-out method, or market.

FIXED ASSETS

    Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets held under capital leases are stated at the lower of the fair market value of the related asset or the present value of the minimum lease payments at the inception of the lease and are amortized using the straight-line method over the shorter of the life of the related asset or the term of the lease.

IMPAIRMENT OF LONG-LIVED ASSETS

    In accordance with Statement of Financial Accounting Standards ("SFAS")
No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Through June 30, 1999, the Company had not recognized an impairment loss on its long-lived assets.

REVENUE RECOGNITION

    Revenue is derived from the licensing of computer software products and from services consisting of maintenance and support, consulting, material testing and training. Effective July 1, 1998, the Company adopted the guidelines of Statement of Position (SoP) 97-2, "Software Revenue Recognition" ("SoP 97-2"), which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions.

    The Company recognizes revenue from sales of software licenses upon product shipment and upon receipt of a signed purchase order or contract, provided that the license fee is fixed and determinable, collection is probable and all other revenue recognition criteria of SoP 97-2 are met. The Company's software products do not require significant modification or customization. Installation of the products is generally routine, requires insignificant effort and is not essential to the functionality of the product. The Company recognizes revenue from maintenance and support ratably over the contract period and from training and other related services as the services are performed. Maintenance and support contracts are often entered into at the same time as the sale of our software licenses. In accordance with SOP 97-2, the Company considers these multiple elements of a single arrangement. Payment for this arrangement is typically received up-front, and the total fee is then allocated ratably to these elements based upon vendor specific objective evidence of fair

                              MOLDFLOW CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) value for each, which is determined based upon the prices charged to customers when these elements are sold separately; the revenue allocated to each is then recognized as described above for these elements.

SOFTWARE DEVELOPMENT COSTS

    Costs associated with the research and development of the Company's products are expensed as incurred. Costs associated with the development of computer software are expensed prior to establishing technological feasibility, as defined by SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," and capitalized thereafter until commercial release of the software products. Software development costs eligible for capitalization have not been significant to date.

ADVERTISING COSTS

    The Company expenses the cost of advertising as incurred, or as appropriate, the first time advertising takes place. Advertising expense for the years ended June 30, 1997, 1998 and 1999 was $252,000, $207,000 and $741,000, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretation. Accordingly, compensation expense is recorded for options issued to employees in fixed amounts to the extent that the fixed exercise prices are less than the fair market value of the Company's common stock at the date of grant. The Company follows the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation"
(Note 9). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

NET INCOME (LOSS) PER COMMON SHARE--HISTORICAL

    The Company computes net income (loss) per common share in accordance with SFAS No. 128, "Earnings Per Share," ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and, when dilutive, all potential common equivalent shares outstanding including restricted stock, options and warrants. The dilutive effect of options and warrants to purchase common stock is determined under the treasury stock method using the average fair value of common stock for the period (Note 10).

NET INCOME PER COMMON SHARE--PRO FORMA (UNAUDITED)

    Pro forma net income per common share for the year ended June 30, 1999 and the six months ended January 1, 2000 is calculated assuming that the automatic conversion of all convertible preferred stock outstanding had occurred at July 1, 1998 and July 1, 1999, respectively (Note 7). The calculation of pro forma net income per common share for the year ended June 30, 1999 does not include 411,000 potential shares of common stock equivalents, as their inclusion would be antidilutive. The calculation of pro forma net income per common share for the six months ended

                              MOLDFLOW CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
January 1, 2000 does not include 289,000 potential shares of common stock equivalents, as their inclusion would be antidilutive.

SEGMENT AND GEOGRAPHIC INFORMATION

    As required, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," on July 1, 1998 (Note 15). SFAS No. 131 establishes standards for reporting information on operating segments in interim and annual financial statements. SFAS No. 131 relates to disclosure only and had no impact on the Company's consolidated financial position or results of operations.

COMPREHENSIVE INCOME

    As required, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" on July 1, 1998. Under SFAS No. 130, the Company is required to display comprehensive income and its components as part of the Company's full set of financial statements. The measurement and presentation of net income did not change. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. At June 30, 1999, accumulated other comprehensive income was comprised solely of cumulative foreign currency translation adjustments. The individual components of comprehensive income are reflected in the consolidated statement of stockholders' equity for the years ended June 30, 1997, 1998 and 1999.

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The interim consolidated financial statements and related notes as of January 1, 2000 and for the six month periods ended January 2, 1999 and January 1, 2000 are unaudited. In the opinion of the Company's management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these interim periods. The results of operations for the six months ended January 1, 2000 are not necessarily indicative of the results of operations for the year ended June 30, 2000 or any other future period.

UNAUDITED PRO FORMA BALANCE SHEET

    Under the terms of the Company's convertible preferred stock (Note 7), all such preferred stock will be converted automatically into 5,488,450 shares of common stock in connection with an initial public offering of common stock. Also, the holder of an outstanding warrant to purchase common stock (Note 6) has committed to exercise the warrant in connection with the initial public offering of common stock; the warrant is exercisable for 20,833 shares of common stock at $7.20 per share. The unaudited pro forma balance sheet reflects the conversion of the preferred stock and the exercise of the warrant as if the conversion and exercise had occurred on January 1, 2000.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                              MOLDFLOW CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in SOP 98-9. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by vendor specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. SOP 98-9 is effective for transactions entered in fiscal years beginning after March 15, 1999 (fiscal 2000 for the Company). Also, the provisions of SOP 97-2 that were deferred by SOP 98-4 will continue to be deferred until the date SOP 98-9 becomes effective. The Company does not expect that the adoption of SOP 98-9 will have a significant impact on the Company's results of operations or financial position.

    In June 1998, the Financial Accounting Standard Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of all years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently use derivative instruments or engage in hedging activities.

3. FIXED ASSETS

    Fixed assets consist of the following (dollars in thousands):

                                                 ESTIMATED
                                                  USEFUL          JUNE 30,
                                                   LIFE      -------------------
                                                  (YEARS)      1998       1999
                                                 ---------   --------   --------
Land...........................................    --        $   522    $   562
Buildings......................................    30          1,275      1,392
Equipment......................................   5-7          1,724      2,149
Computer equipment.............................   3-5          1,276      1,491
Furniture and fixtures.........................   7-10           240        493
Vehicles.......................................   3-7             20         --
Computers and equipment under capital leases...   3-7            657        708
Leasehold improvements.........................                   --         20
                                                             -------    -------
                                                               5,714      6,815
Less--accumulated depreciation and
  amortization.................................               (2,736)    (3,705)
                                                             -------    -------
                                                             $ 2,978    $ 3,110
                                                             =======    =======

    Depreciation expense, including amortization of assets under capital leases, was $768,000, $726,000 and $881,000 for the years ended June 30, 1997, 1998 and
1999, respectively. Accumulated amortization for assets held under capital leases was $342,000, $425,000 and $596,000 at June 30, 1997, 1998 and 1999,
respectively.

                              MOLDFLOW CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. ACCRUED EXPENSES

    Accrued expenses consist of the following (in thousands):

                                                                  JUNE 30,
                                                             -------------------
                                                               1998       1999
                                                             --------   --------
Employee wages and commissions.............................   $  411     $  565
Employee leave costs.......................................      685        604
Employee retirement costs..................................      389        344
Professional fees..........................................      189        591
Other......................................................    1,865        731
                                                              ------     ------
                                                              $3,539     $2,835
                                                              ======     ======

5. NOTES PAYABLE TO STOCKHOLDERS

    In January 1997, certain subsidiaries of the Company entered into loan agreements with stockholders of the Company which provided the Company with a maximum borrowing amount of $1,073,000. At June 30, 1998, amounts outstanding under the notes were $890,000 with accrued interest of $107,000. Interest expense incurred by the Company under these agreements in the year ended
June 30, 1998 was $85,000.

    On July 6, 1998, the Company converted the outstanding principal balance of the notes of $890,000 into 698,609 shares of the Company's series C-3 convertible preferred stock. Accrued interest of $107,000 was paid in cash upon conversion.

6. BANK NOTES PAYABLE

LINES OF CREDIT

    In April 1998, the Company entered into an agreement with a bank for a revolving credit facility totaling $3,750,000. In November 1998, the overall facility was reduced to $3,250,000. Borrowings under the facility are secured by certain assets of the Company and its Australian subsidiaries, and by a standby letter of credit issued by an Australian bank. Available borrowings under the line are computed based upon a percentage of domestic and foreign accounts receivable and the value of the standby letter of credit in the amount of $754,000. The line bears interest at the rate of prime plus 1.25% (9.0% at June 30, 1999) and prime plus 1.50% (9.25% at June 30, 1999) on the domestic and foreign lines, respectively, and was subject to a commitment fee of one half of one percent. All outstanding principal plus accrued interest was due in October 1999.

    At June 30, 1998 and 1999, borrowings under the facility were $1,475,000 and $767,000, respectively. The agreement contains covenants which, among other matters, restrict or limit the ability of the Company to pay dividends, incur indebtedness, merge, acquire or sell assets. The Company must also maintain certain financial ratios regarding liquidity, profitability and net worth, among other restrictions. At June 30, 1999, the Company was in compliance with these covenants.

                              MOLDFLOW CORPORATION

6. BANK NOTES PAYABLE (CONTINUED)

    In connection with the facility, the Company issued warrants to purchase up to 20,833 shares of the Company's common stock. These warrants are immediately exercisable at $7.20 per share and have an expiration date of April 2005. The value ascribed to these warrants was determined by management using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.8%; expected life of 7 years; expected volatility of 100%; and no dividend yield. The resulting value of the warrants was not significant.

    UNAUDITED--On October 22, 1999, the term of the facility was extended to December 31, 2000. All other significant provisions of the facility remained unchanged. In addition, the holder of the warrant has committed to exercise the warrant in connection with the initial public offering of common stock.

EQUIPMENT LOANS

    At June 30, 1998 and 1999, the Company had $62,000 and $65,000,
respectively, outstanding under various equipment term loans. The loans bear interest at variable rates and require monthly payments of principal and interest through 2000. At June 30, 1998 and 1999, the long-term portion of the loans amounted to $12,000 and $0, respectively, and are included in other long-term liabilities.

SECURED LOAN

    At June 30, 1997, the Company had $1,217,000 outstanding under a secured line of credit which was collateralized by real estate and substantially all other assets of the Company. In April 1998, in connection with the revolving credit facility described above, the note was repaid in full.

7. CONVERTIBLE PREFERRED STOCK

    On June 30, 1997, the Board of Directors of MIPL voted to enter into an agreement with its stockholders and with the Company, whereby MIPL would reacquire all of its outstanding and issued shares and issue an equal number of common and convertible preferred shares to the Company. Simultaneously under the arrangement, the former stockholders of MIPL would become stockholders of the Company. Upon execution of the share exchange on August 5, 1997, the Company effectively reorganized and MIPL became a wholly owned subsidiary of the Company. The exchange resulted in the issuance by the Company of common stock, series A convertible preferred stock, and series B convertible preferred stock.

    Prior to the exchange, the MIPL preferred stockholders' redemption rights were removed. As consideration for the removal of these redemption rights, these stockholders received 29,167 common shares of MIPL which were valued at $77,000.

    On March 9, 1998, the Company redesignated the previously issued common, series A convertible preferred and series B convertible preferred into shares of series C-1, C-2 and C-3 convertible preferred stock, respectively. In addition, on that date, the Company increased the number of authorized common shares from 4,166,667 to 8,333,333 and increased the number of all classes of authorized convertible preferred shares from 5,732,032 to 8,254,386.

                              MOLDFLOW CORPORATION

7. CONVERTIBLE PREFERRED STOCK (CONTINUED)
    On July 6, 1998, the Company converted the outstanding principal balance of $890,000 in notes payable to stockholders of the Company into 698,609 shares of newly designated series C-3 convertible preferred stock.

    Convertible preferred stock consists of the following (amounts in thousands, except share data):

                                                                JUNE 30,
                                                           -------------------
                                                             1998       1999
                                                           --------   --------
Series C-1 convertible preferred stock, $0.01 par value;
  4,918,616 shares authorized, issued and outstanding at
  June 30, 1998 and 1999 (liquidation preference of
  $7,181 at June 30, 1999)...............................  $ 1,151    $ 1,151

Series C-2 convertible preferred stock, $0.01 par value;
  1,855,688 shares authorized, issued and outstanding at
  June 30, 1998 and 1999 (liquidation preference of
  $10,058 at June 30, 1999)..............................    8,382      8,382

Series C-3 convertible preferred stock, $0.01 par value;
  1,480,082 shares authorized; 666,666 and 1,365,275
  shares issued and outstanding at June 30, 1998 and
  1999, respectively (liquidation preference of $1,993 at
  June 30, 1999).........................................    1,943      2,833
                                                           -------    -------
                                                           $11,476    $12,366
                                                           =======    =======

    The series C-1, C-2 and C-3 convertible preferred stock have the following characteristics:

VOTING

    Each holder of the series C-1, C-2 and C-3 convertible preferred stock is entitled to the number of votes equal to the number of whole shares of common stock into which such holders' shares are convertible. The holders of the series C-1, C-2 and C-3 convertible preferred stock shall vote together with the holders of common stock as a single class.

DIVIDENDS

    The holders of the series C-1, C-2 and C-3 convertible preferred stock are entitled to dividends when and if declared by the Board of Directors subject to any preferential dividend rights of any other then outstanding series of preferred stock. In addition, the holders of series C-1, C-2 and C-3 convertible preferred stock are entitled to receive a payment equal to any dividend declared or paid by the Company in respect to common stock for each share of common stock into which the convertible preferred stock is then convertible.

LIQUIDATION PREFERENCE

    In the event of any liquidation, dissolution, or winding up of the affairs of the Company, the holders of the series C-1, C-2 and C-3 convertible preferred stock shall rank equally among themselves and be entitled to be paid out of the assets of the Company available for distribution prior and in preference to the holders of common stock.

                              MOLDFLOW CORPORATION

7. CONVERTIBLE PREFERRED STOCK (CONTINUED)
    The holders of the series C-1, C-2 and C-3 convertible preferred stock are entitled to receive upon liquidation an amount equal to $1.46 per share, $5.42 per share and $1.46 per share, respectively, plus all accrued and unpaid dividends. After the payment of all preferential amounts, the series C-1, C-2 and C-3 preferred stockholders and any other class ranking equal shall be entitled to receive, on a pro-rata basis with the holders of the common stock, the remaining funds and assets of the Company available for distribution to its stockholders.

CONVERSION

    Each share of the series C-1, C-2 and C-3 preferred stock is convertible, at the option of the holder, into common stock of the Company based on a formula which currently would result in a 1-for-0.41667 exchange for the series C-1 and C-3 holders and a 1-for-1.54668 exchange for the series C-2 holders. All shares of series C-1, C-2 and C-3 preferred stock will automatically convert into common stock in connection with an initial public offering of common stock.

8. COMMON STOCK

    Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to dividends when and if declared by the Board of Directors, subject to the preferential rights of the series C-1, C-2 and C-3 preferred stockholders.

    At June 30, 1999, the Company had 6,202,178 shares of its common stock reserved for issuance upon the conversion of the series C-1, C-2 and C-3 preferred stock, warrants and instruments issued under the Company's Equity Incentive Plan.

    On July 1, 1998, the Company issued 551,287 shares of its common stock to certain officers and senior managers of the Company for a cash purchase price of $198,000. In connection with this issuance, the employees entered into Stock Restriction Agreements that contain restrictions on the sale of the shares by the employees and loan agreements evidenced by promissory notes bearing interest at 5.77% and maturing on June 30, 2003. The shares purchased by the employees under the Stock Restriction Agreements vest on varying schedules through fiscal year 2003.

9. STOCK OPTION PLAN

    In August 1997, the Company adopted the 1997 Equity Incentive Plan (the "Plan") which provides for the grant of incentive stock options, non-qualified stock options, stock awards and stock purchase rights for the purchase of up to 931,303 shares of the Company's common stock by officers, employees, consultants and directors of the Company. In April 1999, the number of shares available under the Plan was increased to 1,537,158 shares. The Board of Directors is responsible for administration of the Plan. The Board determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company's voting stock) and with a term not to exceed ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock). Non-qualified stock options may be granted to any officer, employee, consultant or director at an exercise price per share of not less than the book value per share.

                              MOLDFLOW CORPORATION

9. STOCK OPTION PLAN (CONTINUED)
    In January 1999 an amendment was made to certain employee stock options which resulted in a determinable measurement date. Deferred compensation of $77,000 was recorded, in accordance with APB No. 25, and will be amortized over the related vesting period. Related compensation expense of $10,000 was recorded during the year ended June 30, 1999.

    Except for the options noted above, no compensation cost has been recognized for employee stock-based compensation for the years ended June 30, 1997, 1998 and 1999. Had compensation cost been determined based on the fair value at the grant dates for awards in 1997, 1998 and 1999 consistent with the provisions of SFAS No. 123, the Company's net income (loss) available to common stockholders would have been the pro forma amounts indicated below. Because options vest over several years and additional option grants are expected to be made in future years, the pro forma results are not representative of the pro forma results for future years.

                                                           YEAR ENDED JUNE 30,
                                                      ------------------------------
                                                        1997       1998       1999
                                                      --------   --------   --------
                                                         (IN THOUSANDS EXCEPT PER
                                                               SHARE DATA)
Net income (loss) available to common stockholders:
  As reported.......................................  $(5,011)    $ 109      $ 481
  Pro forma.........................................   (5,011)      (58)       462
Net income (loss) per common share:
  Basic--as reported................................  $    --     $  --      $1.82
  Pro forma basic...................................       --        --       1.74
  Diluted--as reported..............................       --      0.04       0.08
  Pro forma diluted.................................       --        --       0.07

    The fair value of each option grant was estimated on the date of grant under the minimum value method using the Black-Scholes option-pricing model with the following assumptions for grants: no dividend yield; volatility of 0.001%; risk-free interest rates of 5.8%, 5.8% and 4.6% for 1997, 1998 and 1999, respectively; and expected option life of 8 years.

    A summary of the status of the Company's stock options as of June 30, 1998 and 1999 and MIPL's stock options as of June 30, 1997, and changes during the years then ended, is presented below:

                                              1997                   1998                    1999
                                       -------------------   ---------------------   --------------------
                                                  WEIGHTED                WEIGHTED               WEIGHTED
                                                  AVERAGE                 AVERAGE                AVERAGE
                                                  EXERCISE                EXERCISE               EXERCISE
                                        SHARES     PRICE       SHARES      PRICE      SHARES      PRICE
                                       --------   --------   ----------   --------   ---------   --------
Outstanding at beginning of year.....    62,500    $7.80             --    $  --       795,624    $2.45
Granted..............................        --       --      1,267,277     1.15       375,938     4.44
Exercised............................        --       --             --       --      (553,177)    0.36
Canceled.............................   (62,500)    7.80       (471,653)    2.45       (52,280)    0.36
                                       --------              ----------              ---------
Outstanding at end of year...........        --       --        795,624     2.45       566,105     3.07
                                       ========              ==========              =========
Options exercisable at end of year...        --                 254,392                 68,382
Weighted average fair value of
  options granted during the year....  $     --              $     0.41              $    1.37
Options available for future grant...        --                 135,679                417,877

                              MOLDFLOW CORPORATION

9. STOCK OPTION PLAN (CONTINUED)
    In conjunction with the redesignation of the Company's common and preferred stock in March 1998 (Note 7), 390,842 options with an exercise price of $2.64 were exchanged for 697,910 options with an exercise price of $0.36. The exercise price at the time of the exchange was considered the fair market value of the common stock of the Company subsequent to the redesignation. All other terms of the new options remained consistent with the terms of the exchanged options.

    The following table summarizes information about stock options outstanding at June 30, 1999:

                                                         WEIGHTED AVERAGE
                                                            REMAINING
                                                         CONTRACTUAL LIFE     SHARES
EXERCISE PRICE                                 SHARES        (YEARS)        EXERCISABLE
--------------                                --------   ----------------   -----------
$0.36......................................   196,751           6.2            68,382
$0.72-1.20.................................   101,958           7.1                --
$4.80-6.00.................................   267,396           7.8                --
                                              -------                          ------
$0.36-6.00.................................   566,105           7.1            68,382
                                              =======                          ======

10. NET INCOME (LOSS) PER COMMON SHARE

                                                   YEAR ENDED JUNE 30,
                                            ----------------------------------
                                              1997        1998         1999
                                            --------   ----------   ----------
                                            (IN THOUSANDS EXCEPT SHARE AND PER
                                                       SHARE DATA)
Net income (loss).........................  $(4,270)   $      189   $      481
Accretion on preferred stock..............      741            80           --
                                            -------    ----------   ----------
Net income (loss) available to common
  stockholders............................  $(5,011)   $      109   $      481
                                            =======    ==========   ==========
Weighted average shares used in computing
  net income (loss) per common share--
  basic...................................       --            --      264,731
                                            -------    ----------   ----------
  Effect of dilutive securities:
    Restricted stock......................       --            --      286,741
    Employee stock options................       --        34,207      162,264
    Convertible preferred stock...........       --     5,193,717    5,452,064
                                            -------    ----------   ----------
  Dilutive potential common shares........       --     5,227,924    5,901,069
                                            -------    ----------   ----------
Weighted average shares used in computing
  net income (loss) per common share--
  diluted.................................       --     5,227,924    6,165,800
                                            =======    ==========   ==========
Net income (loss) per common
  share--basic............................  $    --    $       --   $     1.82
Net income (loss) per common share--
  diluted.................................  $    --    $     0.04   $     0.08

    Under the provisions of SFAS 128, the computation of basic and diluted net income (loss) per common share has been adjusted retroactively for all periods presented to reflect the redesignation of the Company's common and preferred stock in March 1998 (Note 7). As a result of this treatment

                              MOLDFLOW CORPORATION

10. NET INCOME (LOSS) PER COMMON SHARE (CONTINUED) of the redesignation, the Company had no common stock outstanding prior to June 30, 1998 for purposes of computing net income (loss) per common share. Accordingly, basic net income (loss) per common share was zero for the years ended June 30, 1997 and 1998.

    Options and warrants to purchase 680,000 and 432,000 shares of common stock were outstanding for the years ended June 30, 1998 and 1999, respectively, but were not included in the calculation of diluted net income per common share, as their inclusion would be antidilutive.

11. INCOME TAXES

    The income (loss) before income taxes consists of the following (in thousands):

                                                          YEAR ENDED JUNE 30,
                                                     ------------------------------
                                                       1997       1998       1999
                                                     --------   --------   --------
Domestic income (loss).............................  $ 1,030      $(57)    $(3,335)
Foreign income (loss)..............................   (4,929)      409       3,992
                                                     -------      ----     -------
  Income (loss) before taxes.......................  $(3,899)     $352     $   657
                                                     =======      ====     =======

    The provision for income taxes consists of the following (in thousands):

                                                                   YEAR ENDED JUNE 30,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Current:
  Federal...................................................  $    14      $ 10     $     5
  State.....................................................       41        47          18
  Foreign...................................................      316       184         153
                                                              -------      ----     -------
    Total current...........................................      371       241         176
                                                              -------      ----     -------
Deferred:
  Federal...................................................       --       (78)         --
  State.....................................................       --        --          --
  Foreign...................................................       --        --          --
                                                              -------      ----     -------
    Total deferred..........................................       --       (78)         --
                                                              -------      ----     -------
                                                              $   371      $163     $   176
                                                              =======      ====     =======

    The reconciliation of the provision for income taxes computed at the U.S. federal statutory tax rate to the actual provision is as follows (in thousands):

                                                                   YEAR ENDED JUNE 30,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Statutory federal rate of 34%...............................  $(1,326)     $120       $223
Foreign withholding taxes...................................      323        36         79
State income taxes, net of federal benefit..................       29       (51)        12
Permanent differences.......................................      516        11        (94)
Change in valuation allowance...............................      881        27        (54)
Foreign tax rate differential...............................        5        35         20
Other.......................................................      (57)      (15)       (10)
                                                              -------      ----       ----
                                                              $   371      $163       $176
                                                              =======      ====       ====

                              MOLDFLOW CORPORATION

11. INCOME TAXES (CONTINUED)

    The deferred tax assets and liabilities consist of the following (in thousands):

                                                                JUNE 30,
                                                           -------------------
                                                             1998       1999
                                                           --------   --------
Deferred tax assets:
  Net operating loss carryforwards.......................  $ 4,071    $ 4,472
  Foreign tax credits....................................      311        326
  Accrued expenses not deductible for tax purposes.......      239        133
  Revenue deferred for financial purposes................    1,628      1,614
  Other..................................................      327        274
                                                           -------    -------
    Gross deferred tax assets............................    6,576      6,819
  Deferred tax asset valuation allowance.................   (6,293)    (6,536)
                                                           -------    -------
    Total deferred tax assets............................      283        283
Deferred tax liabilities.................................     (205)      (205)
                                                           -------    -------
    Net deferred tax assets..............................  $    78    $    78
                                                           =======    =======

    At June 30, 1999, the Company had available federal, state and foreign net operating loss carryforwards of approximately $4,375,000, $3,037,000 and $7,844,000, respectively. These carryforwards expire at various times through 2014 if not utilized. Under the provisions of the U.S. Internal Revenue Code, certain substantial changes in the Company's ownership may limit the amount of federal net operating loss carryforwards and tax credit carryforwards which could be utilized annually to offset federal future taxable income and taxes payable.

    Under generally accepted accounting principles, the benefit associated with future deductible differences is recognized if it is more likely than not that the benefit will be realized. Management believes that, based on the Company's historical results of operations, it is more likely than not that a substantial amount of the Company's deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance of $6,293,000 and $6,536,000 at June 30, 1998 and 1999, respectively. Management believes that the net deferred tax asset represents management's best estimate, based upon the weight of available evidence, of the deferred tax asset that will be realized. If such evidence were to change, based upon near-term operating results and longer-term projections, the amount of the valuation allowance recorded against the gross deferred tax asset may be decreased or increased.

12. BENEFIT PLANS

401(K) SAVINGS PLAN

    The Company has established a retirement savings plan under Section 401(k) of the U.S. Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all U.S. based employees of the Company who meet minimum age and service requirements, and allows Participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the 401(k) Plan may be made at the discretion of the Company. The Company contributed $87,000, $132,000 and $175,000 to the 401(k) Plan in the years ended June 30, 1997, 1998 and 1999, respectively.

                              MOLDFLOW CORPORATION

12. BENEFIT PLANS (CONTINUED)
SUPERANNUATION PLAN

    Employees of the Company's Australian subsidiary are covered by a defined contribution Super-annuation Plan. The Superannuation Plan covers substantially all Australian employees and, under Australian law, the Company is required to contribute 7% of taxable compensation to this plan. The Company contributed $226,000, $157,000 and $201,000 to the Superannuation Plan in the years ended June 30, 1997, 1998 and 1999, respectively.

13. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

    The Company leases certain of its office space and certain office equipment under noncancelable operating leases which expire at various dates through 2009. The Company also leases computers and other equipment under capital leases that expire through 2001. Future minimum lease commitments at June 30, 1999 are as follows (in thousands):

                                                            OPERATING   CAPITAL
YEAR ENDING JUNE 30,                                         LEASES      LEASES
--------------------                                        ---------   --------
2000......................................................   $  958       $206
2001......................................................      817         11
2002......................................................      443         --
2003......................................................      190         --
2004......................................................      177         --
Thereafter................................................      729         --
                                                             ------       ----
                                                             $3,314        217
                                                             ======
Less: portion representing interest                                         15
                                                                          ----
                                                                          $202
                                                                          ====

    Total rent expense under these operating leases was $297,000, $515,000 and $664,000 for the years ended June 30, 1997, 1998 and 1999, respectively.

LITIGATION

    On February 17, 1999, the Company filed suit against a former employee and the individual's current employer, a competitor of the Company, seeking immediate and permanent injunctive relief in connection with the theft and misappropriation of the Company's proprietary trade secrets. Specifically, the suit alleges, among other things, (i) misappropriation of trade secrets, proprietary information, unfair competition and civil conspiracy, (ii) breach of contract, implied covenant of good faith and fiduciary duty, and (iii) fraud against the individual in his actions to breach his fiduciary duties. The complaint seeks permanent injunction against the defendants, actual consequential and punitive damages, and recovery of all legal costs.

    Counterclaims, and amendments thereto, have been filed against the Company, alleging that the Company (i) breached certain federal antitrust laws and
(ii) committed defamation and trade libel. The Company has moved to dismiss these amended counterclaims. While the outcome of these

                              MOLDFLOW CORPORATION

13. COMMITMENTS AND CONTINGENCIES (CONTINUED) matters cannot be predicted with certainty, the Company believes that these counterclaims are without merit.

    During fiscal 1999, the Company incurred legal expenses of $620,000 during the prosecution of the above referenced trade secret litigation. These expenses have been included in litigation expenses in the consolidated statement of operations. Management anticipates that further material expenditures will be incurred at least through fiscal 2000 in pursuit of the Company's claims and in defending against the counterclaims.

    UNAUDITED--In connection with the trade secret litigation described above, during the six months ended January 1, 2000, the Company incurred legal expenses of $530,000 reflecting current period legal costs incurred to pursue its claims regarding theft of trade secrets and to defend against the other parties' counterclaims. All aspects of the litigation are currently being held in abeyance upon agreement of the parties, in connection with the Company's pending acquisition of the other party (Note 16). If the acquisition is completed, this litigation will be dismissed with prejudice by the agreement of all parties. If for any reason the acquisition of the other party is not completed, the Company expects that the litigation will resume. In the event that the litigation resumes, the Company intends to vigorously pursue its claims and defend against the remaining counterclaims. In such event, the Company anticipates that it will continue to incur legal costs to pursue its claims and to defend against the counterclaims. The Company estimates that its possible costs to defend against the counterclaims could range from $0 to $1,600,000.

14. RESEARCH AND DEVELOPMENT ARRANGEMENT

    During 1994, the Company entered into a research and development arrangement (the "Arrangement") with an unrelated third party. Under the terms of the Arrangement, the Company received payments for (i) a license for certain of the Company's technology and (ii) future research activities relating to the licensed technology as agreed to by the parties. The Company accounted for the Arrangement under SFAS No. 68, "Research and Development Arrangements," and, accordingly, the amount of the Company's potential future obligation to provide security and to subscribe for shares in the third party was recorded as unearned revenue on the consolidated balance sheet. The part of the funds originally paid to the Company that might have been required to satisfy the Company's potential security and subscription obligation was held in a restricted cash account and was classified as a long-term asset on the consolidated balance sheet. The Company's potential security and subscription obligation was limited to the amount of restricted cash on deposit. At June 30, 1998, the restricted cash and potential security and subscription obligation amounted to $3,982,000. The restricted cash was held in an interest bearing account in an Australian bank. The interest earned on this account was used to satisfy the Company's requirement to make minimum royalty payments to the third party, who had a right of set-off against the accumulated interest. Interest income and license fees of $270,000, $235,000 and $155,000 for the years ended June 30, 1997, 1998 and
1999, respectively, and have been offset against each other in the consolidated statement of operations.

    In April 1999, the Company and the third party concluded that the project was technically infeasible. Subsequently, under the terms of the Arrangement, the Company subscribed the funds held as restricted cash for shares in the third party, which used those funds to repay its borrowing. Involvement of the third party's original shareholders in the Arrangement was then terminated.

                              MOLDFLOW CORPORATION

15. SEGMENT AND GEOGRAPHIC INFORMATION

    The Company is engaged in one industry segment: the development, marketing and support of software products for the plastic design and manufacturing industry.

    The Company licenses its products to customers throughout the world. Sales and marketing operations outside the United States are conducted principally through the Company's foreign sales subsidiaries in Europe and Asia.

    The Company's principal software development facility is located in Australia and additional development facilities are located in the United States and the United Kingdom.

    Geographic information regarding the Company's operations was as follows (in thousands):

                                                 YEAR ENDED JUNE 30, 1997
                                    ---------------------------------------------------
                                    ASIA/AUSTRALIA     USA       EUROPE    CONSOLIDATED
                                    --------------   --------   --------   ------------
Revenue from unaffiliated
  customers:
  Software licenses...............      $2,767        $1,810     $2,166      $ 6,743
  Services........................       2,954         2,392      2,734        8,080
                                        ------        ------     ------      -------
    Total.........................      $5,721        $4,202     $4,900      $14,823
                                        ======        ======     ======      =======
Fixed assets, net.................      $3,119        $  234     $  206      $ 3,559

                                                 YEAR ENDED JUNE 30, 1998
                                    ---------------------------------------------------
                                    ASIA/AUSTRALIA     USA       EUROPE    CONSOLIDATED
                                    --------------   --------   --------   ------------
Revenue from unaffiliated
  customers:
  Software licenses...............      $2,945        $2,443     $3,126      $ 8,514
  Services........................       2,067         3,078      2,730        7,875
                                        ------        ------     ------      -------
    Total.........................      $5,012        $5,521     $5,856      $16,389
                                        ======        ======     ======      =======
Fixed assets, net.................      $2,325        $  396     $  257      $ 2,978

                                                 YEAR ENDED JUNE 30, 1999
                                    ---------------------------------------------------
                                    ASIA/AUSTRALIA     USA       EUROPE    CONSOLIDATED
                                    --------------   --------   --------   ------------
Revenue from unaffiliated
  customers:
  Software licenses...............      $3,156        $3,904     $5,178      $12,238
  Services........................       1,856         3,070      3,057        7,983
                                        ------        ------     ------      -------
    Total.........................      $5,012        $6,974     $8,235      $20,221
                                        ======        ======     ======      =======
Fixed assets, net.................      $2,363        $  408     $  339      $ 3,110

16. SUBSEQUENT EVENTS

    On January 20, 2000, the Board of Directors approved a 2.4-to-1 reverse stock split of the Company's common stock to be effective prior to the effective date of the registration statement related to the Company's planned initial public offering of common stock. All share and per share

                              MOLDFLOW CORPORATION

16. SUBSEQUENT EVENTS (CONTINUED)
information in the accompanying consolidated financial statements and notes has been retroactively restated to reflect the effect of this reverse stock split.

    In addition, the Board of Directors approved an amendment to the Company's certificate of incorporation to take effect prior to the effective date of the registration statement, increasing the authorized capital stock to 60,000,000 shares of common stock and 5,000,000 shares of preferred stock, each with a par value of $0.01 per share.

    Also on January 20, 2000, the Board of Directors approved the Moldflow Corporation 2000 Stock Option and Incentive Plan with an authorization of up to 2,000,000 shares of common stock and the Moldflow Corporation Employee Stock Purchase Plan with an authorization of up to 500,000 shares of common stock.

    UNAUDITED--On February 11, 2000, the Company entered into a definitive agreement to acquire Advanced CAE Technology, Inc., which does business as "C-Mold." The purchase price will be $11.0 million in cash and the Company estimates that it will incur $200,000 in related acquisition expenses. Completion of the acquisition is subject to satisfaction of a number of conditions, including the Company's ability to obtain satisfactory financing for the transaction.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Advanced CAE Technology, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Advanced CAE Technology, Inc. and its subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for the years ended September 30, 1999 and 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 11, 2000

                         ADVANCED CAE TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 SEPTEMBER 30,
                                                              -------------------   DECEMBER 31,
                                                                1998       1999         1999
                                                              --------   --------   ------------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $2,600     $2,648       $2,003
  Marketable securities.....................................      393        521          686
  Accounts receivable, net of allowance for doubtful
    accounts of $189, $185 and $173 at September 30, 1998
    and 1999 and December 31, 1999 (unaudited)..............    1,360      1,056        1,329
  Refundable income taxes...................................      126         61           61
  Prepaids and other current assets.........................      255        285          271
  Deferred taxes............................................       71        187          187
                                                               ------     ------       ------

    Total current assets....................................    4,805      4,758        4,537

Fixed assets, net...........................................    2,469      2,394        2,373
Other assets................................................       80        384          393
                                                               ------     ------       ------

    Total assets............................................   $7,354     $7,536       $7,303
                                                               ======     ======       ======

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long term debt.........................   $   46     $   48       $   48
  Accounts payable..........................................       72        177          141
  Accrued expenses..........................................      705        773          682
  Deferred revenue..........................................    1,255      1,660        1,548
                                                               ------     ------       ------

    Total current liabilities...............................    2,078      2,658        2,419

Long term debt, net of current portion......................    1,112      1,097        1,092
Other liabilities...........................................       11         11            1
                                                               ------     ------       ------

    Total liabilities.......................................    3,201      3,766        3,512
                                                               ------     ------       ------

Minority interest...........................................      296        337          344
                                                               ------     ------       ------

Commitments and contingencies (Note 11)

Stockholders' equity:
  Common stock, $0.001 par value; 10,000,000 shares
    authorized; 4,111,326, 4,113,476 and 4,113,476 shares
    issued and 3,979,374, 3,946,303 and 3,941,373 shares
    outstanding, at September 30, 1998 and 1999 and December
    31, 1999 (unaudited), respectively......................        4          4            4
  Additional paid-in capital................................      628        706          706
  Retained earnings.........................................    3,411      2,747        2,583
  Accumulated other comprehensive income....................       11        230          416
  Treasury stock............................................     (197)      (254)        (262)
                                                               ------     ------       ------

    Total stockholders' equity..............................    3,857      3,433        3,447
                                                               ------     ------       ------

    Total liabilities, minority interest and stockholders'
      equity................................................   $7,354     $7,536       $7,303
                                                               ======     ======       ======

  The accompanying notes are an integral part of these consolidated financial statements.

                         ADVANCED CAE TECHNOLOGY, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                                                                     THREE MONTHS
                                                                YEAR ENDED               ENDED
                                                               SEPTEMBER 30,         DECEMBER 31,
                                                            -------------------   -------------------
                                                              1998       1999       1998       1999
                                                            --------   --------   --------   --------
                                                                                      (UNAUDITED)
Revenue:
  Software licenses.......................................   $3,919     $3,772     $  619     $  774
  Services................................................    3,417      3,896        995      1,027
                                                             ------     ------     ------     ------

    Total revenue.........................................    7,336      7,668      1,614      1,801
                                                             ------     ------     ------     ------

Costs and expenses:
  Cost of software licenses revenue.......................      122        149         26         60
  Cost of services revenue................................    1,437      1,635        402        395
  Research and development................................    1,155      1,314        293        354
  Selling and marketing...................................    2,924      3,389        781        862
  General and administrative..............................    1,127      1,416        453        234
  Litigation..............................................       --        490         --        196
                                                             ------     ------     ------     ------

    Total operating expenses..............................    6,765      8,393      1,955      2,101
                                                             ------     ------     ------     ------

Income (loss) from operations.............................      571       (725)      (341)      (300)

Interest income...........................................       99        100         22         25
Interest expense..........................................     (164)      (157)       (13)       (13)
Other income (loss), net..................................       (7)       (18)        (9)       (10)
                                                             ------     ------     ------     ------

    Income (loss) before income taxes and minority
      interest............................................      499       (800)      (341)      (298)

Provision (benefit) for income taxes......................      138       (209)      (150)      (146)
                                                             ------     ------     ------     ------

  Income (loss) before minority interest..................      361       (591)      (191)      (152)

Minority interest in income of consolidated
  subsidiaries............................................       54         73         12         12
                                                             ------     ------     ------     ------

Net income (loss).........................................   $  307     $ (664)    $ (203)    $ (164)
                                                             ======     ======     ======     ======

  The accompanying notes are an integral part of these consolidated financial statements.

                         ADVANCED CAE TECHNOLOGY, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                 ACCUMULATED
                                                  COMMON STOCK        ADDITIONAL                    OTHER         COMPREHENSIVE
                                              ---------------------    PAID-IN     RETAINED     COMPREHENSIVE        INCOME
                                               SHARES     PAR VALUE    CAPITAL     EARNINGS        INCOME            (LOSS)
                                              ---------   ---------   ----------   ---------   ---------------   ---------------
Balance at September 30, 1997...............  3,960,524      $4          $458       $3,156          $ 176

Purchase of treasury stock..................    (63,028)
Stock donation..............................                               72
Issuance of common stock under employee
  stock purchase plan.......................     81,878      --            98
Cash distribution...........................                                           (52)
Comprehensive income (loss):
  Net income................................                                           307                            $ 307
  Unrealized loss on marketable
    securities..............................                                                           (5)               (5)
  Foreign currency translation adjustment...                                                         (160)             (160)
                                                                                                                      -----
  Total comprehensive income................                                                                            142
                                              ---------      --          ----       ------          -----             =====
Balance at September 30, 1998...............  3,979,374       4           628        3,411             11

Purchase of treasury stock..................    (35,221)
Stock donation..............................                               75
Issuance of common stock under employee
  stock purchase plan.......................      2,150      --             3
Comprehensive income (loss):
  Net loss..................................                                          (664)                            (664)
  Unrealized gain on marketable
    securities..............................                                                          129               129
  Foreign currency translation adjustment...                                                           90                90
                                                                                                                      -----
  Total comprehensive loss..................                                                                           (445)
                                              ---------      --          ----       ------          -----             =====
Balance at September 30, 1999...............  3,946,303       4           706        2,747            230

Purchase of treasury stock (unaudited)......     (4,930)
Comprehensive income (loss):
  Net loss (unaudited)......................                                          (164)                            (164)
  Unrealized gain on marketable securities
    (unaudited).............................                                                          165               165
  Foreign currency translation adjustment
    (unaudited).............................                                                           21                21
                                                                                                                      -----
  Total comprehensive income (unaudited)....                                                                          $  22
                                              ---------      --          ----       ------          -----             =====
Balance at December 31, 1999 (unaudited)....  3,941,373      $4          $706       $2,583          $ 416
                                              =========      ==          ====       ======          =====


                                                              TOTAL
                                              TREASURY    STOCKHOLDERS'
                                                STOCK        EQUITY
                                              ---------   -------------
Balance at September 30, 1997...............    $(100)       $3,694
Purchase of treasury stock..................      (97)          (97)
Stock donation..............................                     72
Issuance of common stock under employee
  stock purchase plan.......................                     98
Cash distribution...........................                    (52)
Comprehensive income (loss):
  Net income................................                    307
  Unrealized loss on marketable
    securities..............................                     (5)
  Foreign currency translation adjustment...                   (160)

  Total comprehensive income................
                                                -----        ------
Balance at September 30, 1998...............     (197)        3,857
Purchase of treasury stock..................      (57)          (57)
Stock donation..............................                     75
Issuance of common stock under employee
  stock purchase plan.......................                      3
Comprehensive income (loss):
  Net loss..................................                   (664)
  Unrealized gain on marketable
    securities..............................                    129
  Foreign currency translation adjustment...                     90

  Total comprehensive loss..................
                                                -----        ------
Balance at September 30, 1999...............     (254)        3,433
Purchase of treasury stock (unaudited)......       (8)           (8)
Comprehensive income (loss):
  Net loss (unaudited)......................                   (164)
  Unrealized gain on marketable securities
    (unaudited).............................                    165
  Foreign currency translation adjustment
    (unaudited).............................                     21

  Total comprehensive income (unaudited)....
                                                -----        ------
Balance at December 31, 1999 (unaudited)....    $(262)       $3,447
                                                =====        ======

  The accompanying notes are an integral part of these consolidated financial statements.

                         ADVANCED CAE TECHNOLOGY, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                       THREE MONTHS
                                                                  YEAR ENDED               ENDED
                                                                 SEPTEMBER 30,         DECEMBER 31,
                                                              -------------------   -------------------
                                                                1998       1999       1998       1999
                                                              --------   --------   --------   --------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................   $  307     $ (664)    $ (203)    $ (164)
  Adjustments to reconcile to net cash used:
    Stock donation expense..................................       72         75         --         --
    Depreciation and amortization...........................      292        307         61         52
    Deferred taxes..........................................       57       (247)        --         --
    Minority interest income................................       54         72         12         12
    Provision for doubtful accounts.........................      (10)        (6)        (3)        (3)
    Unrealized gain (loss) on marketable securities.........       (5)       128         81        165
    Changes in assets and liabilities:
      Accounts receivable...................................      (31)       306         44        (90)
      Prepaid expenses and other current assets.............      (33)        35         11       (145)
      Accounts payable......................................     (113)       107         12        (53)
      Accrued expenses......................................       80        183       (391)      (321)
      Deferred revenue......................................       87        295         96       (125)
      Other assets..........................................       22       (306)        16         28
                                                               ------     ------     ------     ------
        Net cash provided by (used in) operating
        activities..........................................      779        285       (264)      (644)
                                                               ------     ------     ------     ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of fixed assets.................................     (214)      (198)        (4)       (20)
  Sale of marketable securities.............................      307         --         --         --
                                                               ------     ------     ------     ------
        Net cash provided by (used in) investing
        activities..........................................       93       (198)        (4)       (20)
                                                               ------     ------     ------     ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long term debt................................     (121)       (13)       (17)        (9)
  Partnership distributions.................................      (23)       (23)        --         --
  Repurchase of common stock................................      (97)       (56)        --         (8)
  Proceeds from issuance of common stock....................       98          3         --         --
                                                               ------     ------     ------     ------
        Net cash used in financing activities...............     (143)       (89)       (17)       (17)
                                                               ------     ------     ------     ------
Effect of exchange rate changes on cash and cash
  equivalents...............................................        8         50         29         36
                                                               ------     ------     ------     ------
NET INCREASE (DECREASE) IN CASH.............................      737         48       (256)      (645)

Cash and cash equivalents, beginning of period..............    1,863      2,600      2,600      2,648
                                                               ------     ------     ------     ------
Cash and cash equivalents, end of period....................   $2,600     $2,648     $2,344     $2,003
                                                               ======     ======     ======     ======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................   $  157     $  164     $   25     $   23
  Cash paid for income taxes................................      106         10          9          9

  The accompanying notes are an integral part of these consolidated financial statements.

                         ADVANCED CAE TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION AND NATURE OF BUSINESS

    Advanced CAE Technology, Inc., doing business as C-Mold (the "Company"), was incorporated in New York, USA, in February 1986. The Company is engaged in the development and sale of software for plastic injection molding simulation in the polymer processing industry. The Company sells its products primarily to customers in the United States, Europe and Asia.

    The Company's fiscal year end is September 30. References to 1997, 1998 or 1999 mean the fiscal year ended September 30, unless otherwise indicated.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: AC Technology Europe B.V., Plastic Moulding Consultants, Ltd., C-MOLD Singapore Pte. Ltd. and C-MOLD Scandinavia A.B.; its 99 percent-owned subsidiary, Advanced CAE Technology Pacific; its
84 percent-owned subsidiary, AC Technology Enterprise, Ltd.; and its
28 percent-owned subsidiary, ACT Partnership, which is consolidated because it is controlled by the Company. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

    FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of international subsidiaries, whose functional currency is the local currency, are translated at the rates in effect at the balance sheet date and translation adjustments are recorded in stockholders' equity. Statement of operations amounts are translated at the average rate for the year. Foreign currency transaction gains and losses are included in other income and expense.

    CASH AND CASH EQUIVALENTS

    All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Accordingly, these items are subject to minimal credit and market risk and are reported at cost, which approximates fair value.

    MARKETABLE SECURITIES

    All of the Company's marketable securities are classified as available-for-sale securities and are valued at market value at September 30, 1998 and 1999. Unrealized gains and losses on these securities are included as components of comprehensive income and are reflected in the consolidated statement of stockholders' equity.

    ACCOUNTS RECEIVABLE, CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    Financial instruments that potentially expose the Company to concentrations of credit risk include accounts receivable. The Company's customer base consists of a large number of geographically dispersed customers. The Company maintains reserves for potential credit losses on accounts receivable and such losses, in the aggregate, have not exceeded management expectations.

                         ADVANCED CAE TECHNOLOGY, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Revenue of $1,286,000 (18% of total revenue) and $773,000 (10% of total revenue) was attributable to one customer in fiscal 1998 and 1999, respectively. At September 30, 1998 and 1999, accounts receivable from that customer accounted for $353,000 (23% of total accounts receivable) and $81,000 (7% of total accounts receivable), respectively.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses, deferred revenue and debt. The carrying amounts of these instruments at September 30, 1998 and 1999 approximate their fair values.

    FIXED ASSETS

    Fixed assets are recorded at cost and are depreciated using an accelerated method over their estimated useful lives.

    IMPAIRMENT OF LONG-LIVED ASSETS

    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Through September 30, 1999, the Company had not recognized an impairment loss on its long-lived assets.

    REVENUE RECOGNITION

    Revenue is derived from the licensing of computer software products and from services consisting of maintenance and support, consulting, material testing and training. The Company has adopted the guidelines of Statement of Position 97-2, "Software Revenue Recognition" ("SoP 97-2"), which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions.

    The Company recognizes revenue from sales of software licenses upon product shipment and upon receipt of a signed purchase order or contract, provided that the license fee is fixed and determinable, collection is probable and all other revenue recognition criteria of SoP 97-2 are met. The Company's software products do not require significant modification or customization. Installation of the products is generally routine, requires insignificant effort and is not essential to the functionality of the product. The Company recognizes revenue from maintenance and support ratably over the contract period and from training and other related services as the services are performed.

    SOFTWARE DEVELOPMENT COSTS

    Costs associated with the research and development of the Company's products are expensed as incurred. Costs associated with the development of computer software are expensed prior to establishing technological feasibility, as defined by SFAS No. 86, "Accounting for the Costs of

                         ADVANCED CAE TECHNOLOGY, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Computer Software to be Sold, Leased, or Otherwise Marketed," and capitalized thereafter until commercial release of the software products. Software development costs eligible for capitalization have not been significant to date.

    ADVERTISING COSTS

    The Company expenses as incurred costs of producing advertising and sales-related collateral materials. Other production costs associated with direct mail programs, placement costs associated with magazine or other printed media and all direct costs associated with trade shows and other sales related events are expensed when the related direct mail is sent, advertising space is used or the event is held. Advertising expense for the years ended
September 30, 1998 and 1999 was $60,000 and $67,000, respectively.

    ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretation. Accordingly, compensation expense is recorded for options issued to employees in fixed amounts to the extent that the fixed exercise prices are less than the fair market value of the Company's common stock at the date of grant. The Company follows the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation"
(Note 8). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

    SEGMENT AND GEOGRAPHIC INFORMATION

    The Company has adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" (Note 15). SFAS No. 131 establishes standards for reporting information on operating segments in interim and annual financial statements. SFAS No. 131 relates to disclosure only and had no impact on the Company's consolidated financial position or results of operations.

    COMPREHENSIVE INCOME

    The Company has adopted SFAS No. 130, "Reporting Comprehensive Income." Under SFAS No. 130, the Company is required to display comprehensive income and its components as part of the Company's full set of financial statements. The measurement and presentation of net income did not change. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. At September 30, 1999, accumulated other comprehensive income was comprised of cumulative foreign currency translation adjustments and unrealized gains and losses on marketable securities. The individual components of comprehensive income are reflected in the consolidated statement of stockholders' equity for the years ended September 30, 1997, 1998 and 1999.

    UNAUDITED INTERIM FINANCIAL STATEMENTS

    The interim consolidated financial statements as of December 31, 1999 and for the three month periods ended December 31, 1998 and 1999 are unaudited. In the opinion of the Company's management, the unaudited interim consolidated financial statements include all adjustments,

                         ADVANCED CAE TECHNOLOGY, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these interim periods. The results of operations for the three months ended December 31, 1999 are not necessarily indicative of the results of operations for the year ended September 30, 2000 or any other future period.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in SOP 98-9. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by vendor specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. SOP 98-9 is effective for transactions entered in fiscal years beginning after March 15, 1999 (fiscal 2000 for the Company). Also, the provisions of SOP 97-2 that were deferred by SOP 98-4 will continue to be deferred until the date SOP 98-9 becomes effective. The Company does not expect that the adoption of SOP 98-9 will have a significant impact on the Company's results of operations or financial position.

    In June 1998, the Financial Accounting Standard Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of all years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently use derivative instruments or engage in hedging activities.

                         ADVANCED CAE TECHNOLOGY, INC.

3.  MARKETABLE SECURITIES

    The amortized cost and estimated market value of marketable securities were as follows (in thousands):

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Amortized cost..............................................    $200       $200
Gross unrealized gains......................................     193        321
                                                                ----       ----
Market value................................................    $393       $521
                                                                ====       ====

4.  FIXED ASSETS

    Fixed assets consist of the following (dollars in thousands):

                                                  ESTIMATED
                                                   USEFUL        SEPTEMBER 30,
                                                    LIFE      -------------------
                                                   (YEARS)      1998       1999
                                                  ---------   --------   --------
Land............................................       --      $  531    $   555
Buildings and improvements......................   7 - 39       1,694      1,709
Laboratory equipment............................        5         308        310
Computer equipment..............................        5       1,269      1,252
Furniture and fixtures..........................        7         562        574
Software........................................        3         130        201
                                                               ------    -------
                                                                4,494      4,601
Less--accumulated depreciation and
  amortization..................................               (2,025)    (2,207)
                                                               ------    -------
                                                               $2,469    $ 2,394
                                                               ======    =======

    Total depreciation and amortization expense was $292,000 and $307,000 for the years ended September 30, 1998 and 1999, respectively.

5.  ACCRUED EXPENSES

    Accrued expenses consist of the following (in thousands):

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Accrued commissions.........................................    $ 33       $ 60
Accrued payroll and vacation................................     180        212
Accrued income tax payable..................................     118         50
Other accrued expenses......................................     374        451
                                                                ----       ----
                                                                $705       $773
                                                                ====       ====

                         ADVANCED CAE TECHNOLOGY, INC.

6.  LONG TERM DEBT

    Long term debt consists of a mortgage loan on the Ithaca, New York facility, a term loan on the Louisville, Kentucky facility and a mortgage loan on the Taipei, Taiwan facility.

    The mortgage loan for the Ithaca facility is a 30-year mortgage for $328,000 due in 2019. The unpaid balance on the mortgage loan was $233,000 at September 30, 1999. The interest rate on the mortgage loan is adjustable annually and is set 300 basis points over the one-year Treasury bill rate (8.0% at September 30, 1999). Monthly interest and principal payments are $2,000. The mortgage loan is guaranteed up to approximately $100,000 by certain officers of the Company. The mortgage is secured by all real property in Ithaca. The mortgage also contains certain subjective covenants including a material adverse change clause. The Company was in compliance with these covenants at September 30, 1999.

    During 1994, the Company entered into a Revised and Replacement Letter loan agreement (the Agreement) with a bank. The Agreement made available to the Company a 10-year term loan due in 2005 for an amount not to exceed $650,000. The unpaid balance was $621,000 at September 30, 1999. The purpose of the Agreement was to finance the construction of the Company's facility in Louisville. The Agreement has an adjustable interest rate defined at the prime rate (8.25% at September 30, 1999). The Agreement is to be repaid in equal monthly payments of $6,000. Each payment will be applied first to interest with the remainder applied to principal. Based on the current monthly payments of $6,000 and an interest rate of 8.25%, the Company will be required to make a final payment of approximately $490,000 in the year 2005. The Agreement is secured by the real property located in Louisville. The Company was in compliance with the related debt covenants at September 30, 1999.

    The mortgage loan for the Taiwan facility was refinanced during fiscal 1997 and is due in 2012. At September 30, 1999, the unpaid balance on the mortgage was $291,000. The interest rate on the mortgage loan is adjusted annually (8.4% at September 30, 1999). Monthly interest and principal payments are $4,000. The mortgage loan is secured with the property of a subsidiary of the Company.

    Future principal payments for long-term debt as of September 30, 1999 are as follows (in thousands):

FISCAL YEAR
-----------
2000........................................................        $   48
2001........................................................            52
2002........................................................            57
2003........................................................            62
2004........................................................            67
Thereafter..................................................           858
                                                                    ------
                                                                     1,145
Less: current portion.......................................            48
                                                                    ------
                                                                    $1,097
                                                                    ======

                         ADVANCED CAE TECHNOLOGY, INC.

7.  COMMON STOCK

    Each share of the Company's $0.001 par value common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to dividends when and if declared by the board of directors.

    In October 1995, a founding stockholder of the Company donated
238,000 shares of common stock back to the Company for distribution to its employees. The shares are to be equally divided over five consecutive years and distributed equally to eligible employees. These distributions were effected on January 1, 1996, 1997, 1998 and 1999 and the final distribution will be made on January 1, 2000. If an employee decides not to accept the donated shares, those shares will carryover and be evenly distributed over the remaining years. Any unclaimed shares in the year 2000 will be returned to the donor. As of September 30 1999, 46,654 shares remain undistributed.

    During 1998 and 1999, the Company repurchased 63,028 and 35,221 shares, respectively, of common stock from existing stockholders for $97,000 and $57,000, respectively. As of September 30, 1999, the Company had repurchased an aggregate of 167,173 shares for treasury.

8.  STOCK OPTION PLAN

    In fiscal 1992, the Company adopted the Advanced CAE Technology, Inc. Stock Option Plan (the "Plan") which provides for the grant of incentive stock options, non-qualified stock options, stock awards and stock purchase rights for the purchase of up to 2,000,000 shares of the Company's common stock by officers, employees, consultants and directors of the Company. The Board of Directors is responsible for administration of the Plan. The term of each option shall be determined by a committee selected by the Board of Directors, but in no event shall an option be exercisable after the expiration of 5 years from the date on which it is granted. Each option may include, at the discretion of the committee, a vesting period following the grant of any option during which all or any part of such option remains forfeitable and cannot be exercised. All options shall provide for full and immediate vesting in the event that the Company disposes of all or substantially all of its assets as an entity and dissolves, consolidates or merges into another corporation and not be the resulting or surviving corporation. The Board of Directors of the Company may at any time suspend or terminate the Plan or may amend it from time to time.

    Under APB 25, no compensation cost has been recognized for employee stock-based compensation for the years ended September 30, 1998 and 1999. Had compensation cost been determined based on the fair value at the grant dates for awards in 1998 and 1999 consistent with the provisions of SFAS No. 123, the Company's net income (loss) would have been the pro forma amounts indicated below. Because options vest over several years and additional option grants are expected to be made in future years, the pro forma results are not representative of the pro forma results for future years.

                                                     YEAR ENDED SEPTEMBER 30,
                                                     -------------------------
                                                        1998          1999
                                                     -----------   -----------
                                                          (IN THOUSANDS)
Net income (loss):
  As reported......................................     $307          $(664)
  Pro forma........................................      264           (690)

                         ADVANCED CAE TECHNOLOGY, INC.

8.  STOCK OPTION PLAN (CONTINUED)
    The fair value of each option grant was estimated on the date of grant under the minimum value method using the Black-Scholes option-pricing model with the following assumptions for grants: no dividend yield; volatility of 0.001%; risk-free interest rates of 5.1% and 5.1% for 1998 and 1999, respectively; and expected option life of 5 years.

    A summary of the status of the Company's stock options as of September 30, 1998 and 1999 and changes during the years then ended is presented below:

                                                          1998                    1999
                                                  ---------------------   ---------------------
                                                               WEIGHTED                WEIGHTED
                                                               AVERAGE                 AVERAGE
                                                               EXERCISE                EXERCISE
                                                    SHARES      PRICE       SHARES      PRICE
                                                  ----------   --------   ----------   --------
Outstanding at beginning of year................     526,769    $1.35        350,719    $1.46
Granted.........................................      35,800     1.58         21,200     1.60
Exercised.......................................    (173,800)    1.17         (3,913)    1.48
Canceled........................................     (38,050)    1.49         (9,788)    1.56
                                                  ----------              ----------

Outstanding at end of year......................     350,719     1.46        358,218     1.46
                                                  ==========              ==========

Options exercisable at end of year..............     146,427                 233,343
Weighted average fair value of options granted
  during the year...............................  $     1.22              $     1.23
Options available for future grant..............   1,649,283               1,641,784

    The following table summarizes information about stock options outstanding at September 30, 1999:

                                                                          WEIGHTED
                                                                           AVERAGE
                                                                          REMAINING
                                                                         CONTRACTUAL
                                                                            LIFE         SHARES
                                                               SHARES      (YEARS)     EXERCISABLE
EXERCISE PRICE                                                --------   -----------   -----------
$1.20 - 1.32................................................   96,418        1.03         96,418
$1.50 - 1.53................................................  219,400        2.38        129,025
$1.60.......................................................   42,400        4.13          7,900
                                                              -------                    -------
$1.20 - $1.60...............................................  358,218        2.22        233,343
                                                              =======                    =======

                         ADVANCED CAE TECHNOLOGY, INC.

9. INCOME TAXES

    Income (loss) before income taxes and minority interest consists of the following (in thousands):

                                                                  YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Domestic....................................................    $241     $(1,029)
Foreign.....................................................     258         229
                                                                ----     -------
                                                                $499     $  (800)

    The income tax provision (benefit) consists of the following (in thousands):

                                                                  YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Current:
  Federal...................................................    $ 21      $ (70)
  State.....................................................      23         49
  Foreign...................................................      56         59
                                                                ----      -----
  Total current.............................................     100         38
                                                                ----      -----
Deferred:
  Federal...................................................      48       (210)
  State.....................................................     (10)       (37)
                                                                ----      -----
  Total deferred taxes (benefit)............................      38       (247)
                                                                ----      -----
  Total taxes (benefit).....................................    $138      $(209)
                                                                ====      =====

    The reconciliation of the provision for income taxes computed at the U.S. federal statutory tax rate to the actual provision is as follows (in thousands):

                                                                  YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Statutory federal rate of 34%...............................    $170      $(272)
State income taxes, net of federal effect...................       9          8
Foreign tax rate differential...............................     (32)       (19)
Permanent differences.......................................       1         12
Change in valuation allowance...............................      30         81
Other.......................................................     (40)       (19)
                                                                ----      -----
                                                                $138      $(209)
                                                                ====      =====

                         ADVANCED CAE TECHNOLOGY, INC.

9. INCOME TAXES (CONTINUED)
    Net deferred tax assets consist of the following (in thousands):

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
  Net operating loss carryforwards..........................  $     --   $    194
  Tax credits...............................................       234        349
  Accrued expenses not deductible for tax purposes..........        79        109
  Other.....................................................         5          8
                                                              --------   --------
    Gross deferred tax assets...............................       318        660

Deferred tax asset valuation allowance......................      (230)      (311)
                                                              --------   --------
  Total deferred tax assets.................................        88        349
Deferred tax liabilities....................................        (4)       (18)
                                                              --------   --------
  Net deferred tax assets...................................        84        331
                                                              ========   ========

    Under generally accepted accounting principles, the benefit associated with future deductible differences is recognized if it is more likely than not that the benefit will be realized. Management believes that, based on the Company's historical results of operations, it is more likely than not that a portion of the Company's deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance of $230,000 and $311,000 at September 30, 1998 and 1999, respectively. Management believes that the net deferred tax asset represents management's best estimate, based upon the weight of available evidence, of the deferred tax asset that will be realized. If such evidence were to change, based upon near-term operating results and longer-term projections, the amount of the valuation allowance recorded against the gross deferred tax asset may be decreased or increased.

    As of September 30, 1999, the Company has approximately $293,000 in foreign tax credits available to offset future income tax and $500,000 in federal net operating loss carryforwards to offset future taxable income, which begin to expire in 2019. Under the provisions of the U.S. Internal Revenue Code, certain substantial changes in the Company's ownership may limit the amount of federal net operating loss carryforwards and tax credit carryforwards which could be utilized annually to offset future federal taxable income and taxes payable.

    No provision was made in fiscal 1999 for U.S. income taxes on the undistributed earnings of the foreign subsidiaries, as it is the Company's intention to utilize those earnings in the foreign operations.

10. BENEFIT PLANS

    401(K) SAVINGS PLAN

    The Company has established a retirement savings plan under Section 401(k) of the U.S. Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all U.S. based employees of the Company who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the 401(k) Plan may be made at the discretion of the Board of Directors. Employer contributions were $23,000 and $20,000 for the years ending September 30, 1998 and 1999, respectively. Company contributions to the plan are vested according to the following schedule: 20 percent after two years of service and an additional
20 percent in each successive year. After six years of service, employees are 100 percent vested.

                         ADVANCED CAE TECHNOLOGY, INC.

10. BENEFIT PLANS (CONTINUED)
    PROFIT SHARING PLAN

    The Company sponsors a profit sharing plan for all eligible employees. The amount and distribution of profit sharing is at the sole discretion of the Board of Directors. Profit sharing expense was $80,000 and $0 for the years ending September 30, 1998 and 1999, respectively.

    BONUS PLAN

    The Company also sponsors a bonus plan for employees who, during the preceding 12 months, have performed substantially above and beyond their expected level of performance. The amount and distribution of these bonuses is at the sole discretion of the Board of Directors. The Company paid $3,000 and $0 for the years ending September 30, 1998 and 1999, respectively.

11. COMMITMENTS AND CONTINGENCIES

    LEASE COMMITMENTS

    The Company leases certain equipment under non-cancelable operating leases that expire at various dates through 2001. Lease expense for the years ended September 30, 1998 and 1999 under these leases was $110,000 and $59,000, respectively.

    Future minimum annual lease payments as of September 30, 1999 are as follows (in thousands):

YEAR ENDING SEPTEMBER 30,
-------------------------
2000..................................................    $34
2001..................................................      1
                                                          ---
                                                          $35
                                                          ===

    LITIGATION

    On February 17, 1999, suit was filed against the Company and one of its employees by a competitor. The plaintiff is seeking immediate and permanent injunctive relief in connection with the alleged theft and misappropriation of the competitor's proprietary trade secrets. Specifically, the suit alleges, among other things, (i) misappropriation of trade secrets, proprietary information, unfair competition and civil conspiracy, (ii) breach of contract, implied covenant of good faith and fiduciary duty, and (iii) fraud against the individual in his actions to breach his fiduciary duties. The complaint seeks a permanent injunction against the Company, actual, consequential and punitive damages, and recovery of all legal costs.

    Counterclaims, and amendments thereto, have been filed by the Company, alleging that the competitor (i) breached certain federal antitrust laws and
(ii) committed defamation and trade libel. The competitor has moved to dismiss these amended counterclaims.

    Through February 11, 2000, based on the stage of developments with the claims asserted against the Company and the Company's counterclaims, the Company has not been able to reasonably estimate the amount of possible losses, if any, related to this litigation. On February 11, 2000, the Company entered a definitive agreement to be acquired by the counterparty in this litigation
(Note 13). Accordingly, this litigation is being held in abeyance in connection with the pending acquisition. If the acquisition is completed, this litigation will be dismissed with prejudice by the agreement of all parties. If for any reason the acquisition is not completed, management expects that the litigation will resume.

                         ADVANCED CAE TECHNOLOGY, INC.

12. SEGMENT AND GEOGRAPHIC INFORMATION

    The Company conducts and manages its business in one industry segment: the development, marketing and support of software products for plastic injection molding simulation in the polymer processing industry.

    The Company licenses its products to customers throughout the world. Sales and marketing operations outside the United States are conducted principally through the Company's international sales subsidiaries in Europe and Asia. The Company's principal software development facility is located in Ithaca, New York.

    Geographic information regarding the Company's operations was as follows (in thousands):

                                                                      YEAR ENDED SEPTEMBER 30, 1998
                                                              ---------------------------------------------
                                                                USA       EUROPE      ASIA     CONSOLIDATED
                                                              --------   --------   --------   ------------
Revenue from unaffiliated customers:
  Software licenses.........................................   $2,150     $1,181      $588        $3,919
  Services..................................................    2,712        520       185         3,417
                                                               ------     ------      ----        ------
    Total...................................................   $4,862     $1,701      $773        $7,336
                                                               ======     ======      ====        ======
Fixed assets, net...........................................   $1,899     $   67      $503        $2,469

                                                                      YEAR ENDED SEPTEMBER 30, 1999
                                                              ---------------------------------------------
                                                                USA       EUROPE      ASIA     CONSOLIDATED
                                                              --------   --------   --------   ------------
Revenue from unaffiliated customers:
  Software licenses.........................................   $1,802     $1,343      $627        $3,772
  Services..................................................    2,890        797       209         3,896
                                                               ------     ------      ----        ------
    Total...................................................   $4,692     $2,140      $836        $7,668
                                                               ======     ======      ====        ======
Fixed assets, net...........................................   $1,788     $   80      $526        $2,394

    Revenues above for the USA include $1,344,000 and $806,000 of export sales in the years ended September 30, 1998 and 1999, respectively.

13. SUBSEQUENT EVENT--PENDING ACQUISITION

    On February 11, 2000, the Company entered into a definitive agreement to be acquired by Moldflow Corporation ("Moldflow.") The purchase price will be $11.0 million in cash. Completion of the acquisition is subject to satisfaction of a number of conditions, including Moldflow's ability to obtain satisfactory financing for the transaction.

                              MOLDFLOW CORPORATION

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                             BASIS OF PRESENTATION

    The following unaudited pro forma combined balance sheet gives effect to the pending acquisition by Moldflow Corporation (the "Company") of all of the stock of Advanced CAE Technology, Inc., doing business as "C-Mold," as if it had occurred on January 1, 2000. The unaudited pro forma combined statement of operations gives effect to the pending acquisition as if it had occurred on July 1, 1998. These statements are based on the actual historical financial statements of the Company and C-Mold, and the estimates and assumptions set forth below and in the notes to the unaudited pro forma combined financial information.

    The Company's fiscal year ends on June 30 while C-Mold's fiscal year ends on September 30. The unaudited pro forma combined statement of operations for the year ended June 30, 1999 combines the Company's actual results for its year ended June 30, 1999 with C-Mold's actual results for its year ended
September 30, 1999. The unaudited pro forma combined statement of operations for the six months ended January 1, 2000 combines the Company's and C-Mold's actual results for the six months ended January 1, 2000.

    The acquisition is subject to the terms of a definitive agreement between the parties dated February 11, 2000. Completion of the transaction is subject to the satisfaction of a number of conditions, including the Company's ability to obtain satisfactory financing for the transaction. Under the definitive agreement, the Company will pay $11.0 million in cash for all of the outstanding common stock and options to acquire common stock of C-Mold. Also pursuant to the definitive agreement, upon completion of the acquisition, the litigation between the Company and C-Mold will be dismissed with prejudice by the agreement of all parties; accordingly, the combined Company will no longer incur related litigation expenses.

    The acquisition will be accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the assets and liabilities assumed based upon management's estimates of fair value, with any excess purchase price being allocated to goodwill and other intangible assets. The pro forma adjustments related to the purchase price allocation represent management's best estimate of the effects of the pending acquisition and are subject to adjustment upon completion of independent valuation analyses to be obtained in connection with the closing of the transaction.

    The pro forma adjustments are based upon estimates, currently available information and certain assumptions that management deems appropriate. The unaudited pro forma combined financial information presented herein is not necessarily indicative of the results the Company would have obtained had such events occurred on July 1, 1998, as assumed for purposes of the combined statement of operations, or on January 1, 2000, as assumed for purposes of the combined balance sheet, or of the future results of the Company. The unaudited pro forma combined financial information should be read in conjunction with the audited financial statements and notes thereto of each of the Company and C-Mold included elsewhere in this prospectus.

                              MOLDFLOW CORPORATION

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                 (IN THOUSANDS)

                                                                         JANUARY 1, 2000
                                                       ---------------------------------------------------
                                                        MOLDFLOW                                 PRO FORMA
                                                       CORPORATION    C-MOLD    ADJUSTMENTS      COMBINED
                                                       -----------   --------   -----------      ---------
ASSETS
Current assets:
  Cash and cash equivalents..........................   $  1,328     $ 2,003      $   206 (a)    $  3,468
                                                                                      (69)(a)
  Marketable securities..............................         --         686           --             686
  Accounts receivable, net...........................      4,534       1,329           --           5,863
  Prepaid expenses and other current assets..........      1,290         519           --           1,809
                                                        --------     -------      -------        --------

    Total current assets.............................      7,152       4,537          137          11,826

                                                           3,026       2,373                        5,474
Fixed assets, net....................................                                (595)(a)
                                                                                      670 (b)

Goodwill and other intangible assets.................         --          --        7,714 (d)       7,714
Other assets.........................................        386         393           --             779
                                                        --------     -------      -------        --------

    Total assets.....................................   $ 10,564     $ 7,303      $ 7,926        $ 25,793
                                                        ========     =======      =======        ========

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Current debt obligations...........................   $  1,149     $    48      $    --        $  1,197
  Accounts payable...................................      1,202         141           --           1,343
  Accrued expenses...................................      3,102         682          750 (c)       4,534
  Deferred revenue...................................      3,310       1,548           --           4,858
                                                        --------     -------      -------        --------

    Total current liabilities........................      8,763       2,419          750          11,932

Long term debt, net of current portion...............         --       1,092         (233)(a)         859
Other long term liabilities..........................         38           1           --              39
                                                        --------     -------      -------        --------

    Total liabilities................................      8,801       3,512          517          12,830
                                                        --------     -------      -------        --------

Minority interest....................................         --         344         (344)(a)          --
                                                        --------     -------      -------        --------

Stockholders' equity:

                                                          12,657         710                       23,857
  Common stock and additional paid-in capital........                                (710)(e)
                                                                                   11,200 (f)
                                                         (11,280)      2,583                      (11,280)
  Retained earnings (accumulated deficit)............                                 119 (a)
                                                                                   (2,702)(e)

  Other stockholders' equity.........................        386         154         (154)(e)         386
                                                        --------     -------      -------        --------

    Total stockholders' equity.......................      1,763       3,447        7,753          12,963
                                                        --------     -------      -------        --------

Total liabilities, minority interest and
  stockholders' equity...............................   $ 10,564     $ 7,303      $ 7,926        $ 25,793
                                                        ========     =======      =======        ========

    The accompanying notes are an integral part of this unaudited pro forma combined financial information.

                              MOLDFLOW CORPORATION
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     YEAR ENDED JUNE 30, 1999
                                                       ----------------------------------------------------
                                                         MOLDFLOW                                PRO FORMA
                                                       CORPORATION     C-MOLD    ADJUSTMENTS     COMBINED
                                                       ------------   --------   ------------   -----------
Revenue:
  Software licenses.................................     $12,238       $3,772      $    --        $16,010
  Services..........................................       7,983        3,896           --         11,879
                                                         -------       ------      -------        -------
    Total revenue...................................      20,221        7,668           --         27,889
                                                         -------       ------      -------        -------
Costs and expenses:
  Cost of software licenses revenue.................         378          149           --            527
  Cost of services revenue..........................       1,319        1,635           --          2,954
  Research and development..........................       3,466        1,314           --          4,780
  Selling and marketing.............................       9,673        3,389           --         13,062
  General and administrative........................       3,839        1,416           --          5,255
  Litigation........................................         620          490           --          1,110
  Amortization of goodwill and other intangible
    assets..........................................          --           --        1,543 (a)      1,543
                                                         -------       ------      -------        -------
    Total operating expenses........................      19,295        8,393        1,543         29,231
                                                         -------       ------      -------        -------
Income (loss) from operations.......................         926         (725)      (1,543)        (1,342)
Interest and other income (expense), net............        (269)         (75)          --           (344)
                                                         -------       ------      -------        -------
    Income (loss) before income taxes and minority
      interest......................................         657         (800)      (1,543)        (1,686)
Minority interest in income of consolidated
  subsidiaries......................................          --           73          (73)(b)         --
Provision (benefit) for income taxes................         176         (209)        (620)          (653)
                                                         -------       ------      -------        -------
Net income (loss)...................................     $   481       $ (664)     $  (850)       $(1,033)
                                                         =======       ======      =======        =======
Net income (loss) per common share (c):
  Basic.............................................     $  1.82                                  $ (0.92)
  Diluted...........................................     $  0.08                                  $ (0.92)
Shares used in computing net income (loss)
  per common share (c):
  Basic.............................................         265                                    1,127
  Diluted...........................................       6,166                                    1,127

                                                                SIX MONTHS ENDED JANUARY 1, 2000
                                                      ----------------------------------------------------
                                                        MOLDFLOW                                PRO FORMA
                                                      CORPORATION     C-MOLD    ADJUSTMENTS     COMBINED
                                                      ------------   --------   ------------   -----------
Revenue:
  Software licenses.................................    $ 6,651       $1,832       $  --         $ 8,483
  Services..........................................      4,853        2,104          --           6,957
                                                        -------       ------       -----         -------
    Total revenue...................................     11,504        3,936          --          15,440
                                                        -------       ------       -----         -------
Costs and expenses:
  Cost of software licenses revenue.................        322          132          --             454
  Cost of services revenue..........................        491          658          --           1,149
  Research and development..........................      1,709          701          --           2,410
  Selling and marketing.............................      5,811        1,698          --           7,509
  General and administrative........................      2,277          525          --           2,802
  Litigation........................................        530          461                         991
  Amortization of goodwill and other intangible
    assets..........................................         --           --         772 (a)         772
                                                        -------       ------       -----         -------
    Total operating expenses........................     11,140        4,175         772          16,087
                                                        -------       ------       -----         -------
Income (loss) from operations.......................        364         (239)       (772)           (647)
Interest and other income (expense), net............       (103)        (103)         --            (206)
                                                        -------       ------       -----         -------
    Income (loss) before income taxes and minority
      interest......................................        261         (342)       (772)           (853)
Minority interest in income of consolidated
  subsidiaries......................................         --           24         (24)(b)          --
Provision (benefit) for income taxes................       (172)         (36)       (310)           (518)
                                                        -------       ------       -----         -------
Net income (loss)...................................    $   433       $ (330)      $(438)        $  (335)
                                                        =======       ======       =====         =======
Net income (loss) per common share (c):
  Basic.............................................    $  1.18                                  $ (0.27)
  Diluted...........................................    $  0.07                                  $ (0.27)
Shares used in computing net income (loss)
  per common share (c):
  Basic.............................................        367                                    1,229
  Diluted...........................................      6,311                                    1,229

The accompanying notes are an integral part of this unaudited pro forma combined financial information.

                              MOLDFLOW CORPORATION

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1.  UNAUDITED PRO FORMA COMBINED BALANCE SHEET

    The accompanying unaudited pro forma combined balance sheet has been prepared as if the acquisition had occurred on January 1, 2000 and reflects the following determination and allocation of the purchase price (in thousands):

Purchase price:
  Purchase consideration--cash..............................  $11,000
  Direct acquisition expenses...............................      200
                                                              -------
    Total purchase price....................................  $11,200
                                                              =======
Tangible assets and liabilities:
  Cash and cash equivalents.................................  $ 2,140
  Marketable securities.....................................      686
  Accounts receivable, net..................................    1,329
  Prepaid expenses and other current assets.................      519
  Fixed assets..............................................    2,448
  Other assets..............................................      393
  Current portion of long term debt.........................      (48)
  Accounts payable..........................................     (141)
  Accrued expenses..........................................   (1,432)
  Deferred revenue..........................................   (1,548)
  Other long-term liabilities...............................       (1)
  Long-term debt, net of current portion....................     (859)
                                                              -------
    Net tangible assets.....................................    3,486

  Goodwill and other intangible assets......................    7,714
                                                              -------
    Total purchase price....................................  $11,200
                                                              =======

    The purchase accounting allocation summarized above is reflected in the following pro forma adjustments to the unaudited pro forma combined balance sheet:

(a) Immediately prior to the acquisition, C-Mold will sell its 28% interest in the ACT Partnership for cash proceeds of approximately $206,000. Because C-Mold controlled the ACT Partnership, it historically has been treated as a consolidated subsidiary. These adjustments are to record the sale, including receipt of the sale proceeds, removal of the assets and liabilities of the ACT Partnership previously consolidated with C-Mold and elimination of the related minority interest.

(b) To increase the fixed assets to their estimated fair value, preliminarily based on a real estate tax appraisal for the land and building located in Kentucky. Upon completion of the acquisition, the Company will obtain an independent professional appraisal of the fixed assets acquired.

(c) To record a liability for severance costs related to C-Mold employees following the acquisition and C-Mold's legal costs in connection with the transaction, equal to the cap on such costs agreed to in the definitive agreement.

(d) Upon completion of the acquisition, the Company will obtain an independent professional valuation of identifiable intangible assets acquired. Preliminarily, the Company expects such identifiable intangible assets to include primarily five-year non-compete covenants with all members of senior management, the founders and board members of C-Mold, all of whom will

                              MOLDFLOW CORPORATION

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. UNAUDITED PRO FORMA COMBINED BALANCE SHEET (CONTINUED) not be employed by the Company and C-Mold's workforce in-place which will be retained by the Company. To a lesser extent, the Company also expects the identifiable intangible assets to include existing software technology and products, customer base, and in-process research and development. After allocation to the identifiable intangible assets, any remaining intangible value will be attributed to goodwill. For preliminary pro forma purchase price allocation purposes, pending the independent professional valuation, the Company has grouped all of the value attributable to intangible assets together with goodwill, as reflected in this pro forma adjustment.

(e) To eliminate the historical stockholders' equity accounts of C-Mold.

(f) To record the common stock assumed to be issued to fund the total purchase price of $11.2 million. The Company expects to use the proceeds from its planned initial public offering of common stock, at the offering price of $13.00 per share, to fund the acquisition.

2.  UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

    The accompanying unaudited pro forma combined statement of operations has been prepared as if the acquisition had occurred on July 1, 1998 and reflects the following pro forma adjustments and the related tax effects:

    (a) Reflects amortization of the acquired goodwill and other intangible assets, assuming an average useful life of five years. Upon completion of the independent professional valuation and final allocation of the purchase price, specific identifiable intangible assets and any residual goodwill will be amortized over useful lives directly attributable to the assets. Preliminarily, the Company expects the intangible assets to have the following useful lives: non-compete covenants--5 years; workforce in-place--4 years; existing software technology and products--3 to 5 years; customer base--3 years; and goodwill--7 years.

    (b) To eliminate the minority interest in C-Mold which will no longer exist following the acquisition.

    (c) The pro forma combined net income (loss) per common share reflects the issuance of 861,538 shares of common stock, at the initial public offering price of $13.00 per share, to fund the acquisition as if such shares were issued on July 1, 1998.

[Inside Back Cover]


     The inside back cover page is blank.

                                3,000,000 Shares

                                     [LOGO]

                                  Common Stock

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                          Adams, Harkness & Hill, Inc.
                           A.G. Edwards & Sons, Inc.

                               -----------------

    You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

    Until April 21, 2000, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

                            ------------------------

                                 March 27, 2000